National Instrument 43-101 Technical Report:
Updated Mineral Resource and Reserve Estimates for
the
El Cubo Project, Guanajuato State, Mexico

Report Date: March 3, 2017
Effective Date: December 31, 2016
Amended Date: March 27, 2018

Prepared for:

301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

Prepared by:

Hard Rock Consulting, LLC
7114 W. Jefferson Avenue Suite 308
Lakewood, CO 80235
HRC Project Number: 15-CSM-1001

Endorsed by QP(s):
Zachary J. Black, (HRC), SME-RM (No. 4156858RM)
J. J. Brown, P.G. (HRC), SME-RM (No. 4168244RM)
Jeff Choquette, P.E. (HRC), State of Montana (No. 12265)

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Endeavour Silver Corp. (“EDR”) by Hardrock Consulting, LLC (HRC). The quality of information, conclusions, and estimates contained herein is consistent with the scope of HRC’s services based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by EDR subject to the terms and conditions of its contract with HRC, which permits EDR to file this report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Zachary J. Black, SME-RM, do hereby certify that:

1.	I am currently employed as Principal Resource Geologist by:

Hard Rock Consulting, LLC 7114 W. Jefferson Ave., Ste. 308 Lakewood, Colorado 80235 U.S.A.

2.	I am a graduate of the University of Nevada, Reno with a Bachelor of Science in Geological Engineering, and have practiced my profession continuously since 2005.

3.	I am a registered member of the Society of Mining and Metallurgy and Exploration (No. 4156858RM)

4.

I have worked as a Geological Engineer/Resource Geologist for a total of ten years since my graduation from university; as an employee of a major mining company, a major engineering company, and as a consulting engineer with extensive experience in structurally controlled precious and base metal deposits.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I personally inspected the El Cubo Project August 27th through August 28th, 2015, September 7th through September 8th, 2015, November 2nd through 4th, 2015 and June 26th through June 27th, 2016.

7.

I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico,” dated March 3rd, 2017, with an effective date of December, 31 2016 and an amended date of March 27th, 2018, with specific responsibility for Sections 1.4, 1.6 and 9 through 12 and 14 of this report.

8.	I have had prior involvement with the property that is the subject of this Technical Report as a QP co- author of a previous (2016) NI 43-101 Technical Report.

9.

As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

10.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 27th day of March, 2018.

“Signed” Zachary J. Black

Zachary J. Black, SME-RM
Printed name of Qualified Person

i

Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Jennifer J. Brown, P.G., do hereby certify that:

1.	I am currently employed as Principal Geologist by:

Hard Rock Consulting, LLC 7114 W. Jefferson Ave., Ste. 308 Lakewood, Colorado 80235 U.S.A.

2.	I am a graduate of the University of Montana and received a Bachelor of Arts degree in Geology in 1996.

3.	I am a:

•	Licensed Professional Geologist in the State of Wyoming (PG-3719)
•	Registered Professional Geologist in the State of Idaho (PGL-1414)
•	Registered Member in good standing of the Society for Mining, Metallurgy, and Exploration, Inc. (4168244RM)

4.

I have worked as a geologist for a total of 19 years since graduation from the University of Montana, as an employee of various engineering and consulting firms and the U.S.D.A. Forest Service. I have more than 10 collective years of experience directly related to mining and or economic and saleable minerals exploration and resource development, including geotechnical exploration, geologic analysis and interpretation, resource evaluation, and technical reporting.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico,” dated March 3rd, 2017, with an effective date of December, 31 2016 and an amended date of March 27th, 2018, with specific responsibility for Sections 1.1 through 1.3 and Sections 2 through 8 of this report.

7.	I have had prior involvement with the property that is the subject of this Technical Report as a QP co- author of a previous (2016) NI 43-101 Technical Report.

8.

As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 27th day of March, 2018.

“Signed” Jennifer J. (J.J.) Brown

Jennifer J. (J.J.) Brown, SME-RM
Printed name of Qualified Person

ii

Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Jeffery W. Choquette, P.E., do hereby certify that:

1.	I am currently employed as Principal Engineer by:

Hard Rock Consulting, LLC 7114 W. Jefferson Ave., Ste. 308 Lakewood, Colorado 80235 U.S.A.

I am a graduate of Montana College of Mineral Science and Technology and received a Bachelor of Science degree in Mining Engineering in 1995.

2.	I am a:

•	Registered Professional Engineer in the State of Montana (No. 12265)
•	QP Member in Mining and Ore Reserves in good standing of the Mining and Metallurgical Society of America (No. 01425QP)

3.

I have nineteen years of domestic and international experience in project development, resource and reserve modeling, mine operations, mine engineering, project evaluation, and financial analysis. I have worked for mining and exploration companies for fifteen years and as a consulting engineer for three and a half years. I have been involved in industrial minerals, base metals and precious metal mining projects in the United States, Canada, Mexico and South America.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I personally inspected the El Cubo Project August 27th through August 28th, 2015, September 7th through September 8th, 2015, June 26th to June 27th,2016 and October 17th to October 18th, 2016.

6.

I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico,” dated March 3rd, 2017, with an effective date of December, 31 2016 and an amended date of March 27th, 2018, with specific responsibility for Sections 1.5, 1.7, 1.8, 13, and 15 through 27 of this report.

7.	I have had prior involvement with the property that is the subject of this Technical Report as a QP co- author of a previous (2016) NI 43-101 Technical Report.

8.

As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 27th day of March, 2018.

“Signed” Jeffery W. Choquette

Jeffery W. Choquette, P.E.
Printed name of Qualified Person

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Table of Contents

TABLE OF CONTENTS

1.	EXECUTIVE SUMMARY			1

	1.1	INTRODUCTION		1
	1.2	PROPERTY DESCRIPTION AND OWNERSHIP		1
	1.3	GEOLOGY AND MINERALIZATION		1
	1.4	STATUS OF EXPLORATION		2
	1.5	DEVELOPMENT AND OPERATIONS		4
	1.6	MINERAL RESOURCE ESTIMATE		5
	1.7	MINERAL RESERVE ESTIMATE		6
	1.8	CONCLUSIONS AND RECOMMENDATIONS		8

2.	INTRODUCTION			10

	2.1	ISSUER AND TERMS OF REFERENCE		10
	2.2	SOURCES OF INFORMATION		10
	2.3	QUALIFIED PERSONS AND PERSONAL INSPECTION		11
	2.4	UNITS OF MEASURE		12

3.	RELIANCE ON OTHER EXPERTS			13

4.	PROPERTY DESCRIPTION AND LOCATION			14

	4.1	PROJECT LOCATION		14
	4.2	MINERAL TENURE, AGREEMENTS AND ENCUMBRANCES		15
	4.3	PERMITS AND ENVIRONMENTAL LIABILITIES		17
	4.4	SURFACE RIGHTS		19

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			21

	5.1	ACCESS AND CLIMATE		21
	5.2	LOCAL RESOURCES AND INFRASTRUCTURE		21
	5.3	PHYSIOGRAPHY		21

6.	HISTORY			22

	6.1	HISTORICAL EXPLORATION		23
	6.2	HISTORICAL MINERAL RESOURCE AND RESERVE ESTIMATES		24
	6.3	HISTORIC PRODUCTION		26

7.	GEOLOGICAL SETTING AND MINERALIZATION			27

	7.1	REGIONAL GEOLOGY		27
		7.1.1	Esperanza Formation	30
		7.1.2	La Luz Formation	30
		7.1.3	Guanajuato Formation (Eocene to Oligocene)	31
		7.1.4	Loseros Formation (Cenozoic)	31
		7.1.5	Bufa Formation (Cenozoic)	31

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		7.1.6	Calderones Formation (Cenozoic)	31
		7.1.7	Cedros Formation (Cenozoic)	32
		7.1.8	Chichíndaro Formation (Cenozoic)	32
		7.1.9	Comanja Granite (Cenozoic)	32
		7.1.10	El Capulin Formation	32
	7.2	STRUCTURE		32
		7.2.1	Local Structure	33
	7.3	LOCAL GEOLOGY		35
		7.3.1	Alteration	38
	7.4	MINERALIZATION		39

8.	DEPOSIT TYPES			41

9.	EXPLORATION			42

	9.1	EDR EXPLORATION PRIOR TO 2016		42
	9.2	2016 EXPLORATION ACTIVITIES		42
		9.2.1	Cubo North	43
		9.2.2	Cubo South	47
		9.2.3	Regional Exploration	53

10.	DRILLING			59

	10.1	DRILLING PROCEDURES.		59
	10.2	EDR CORE LOGGING PROCEDURES		60
	10.3	EDR DRILLING PROGRAMS AND RESULTS		60
		10.3.1	Drilling Prior to 2015	60
		10.3.2	2106 Surface Drilling	60
		10.3.3	2016 Underground Drilling	62

11.	SAMPLE PREPARATION, ANALYSES AND SECURITY			65

	11.1	METHODS		65
		11.1.1	Production Chip Channel Samples	65
		11.1.2	Exploration Sampling	65
	11.2	SAMPLE PREPARATION AND ANALYSIS		67
		11.2.1	Exploration Drilling 11.2.1	67
	11.3	SAMPLE QUALITY CONTROL AND QUALITY ASSURANCE		68
		11.3.1	Production Sampling	68
		11.3.2	Production Samples	69
		11.3.3	Exploration Samples	73
	11.4	ADEQUACY OF DATA		82
		11.4.1	Adequacy of Mine Sampling Procedures	82

12.	DATA VERIFICATION			83

	12.1	DATABASE AUDIT		83
		12.1.1	Mechanical Audit	83

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	12.2	CERTIFICATES		85
	12.3	ADEQUACY OF DATA		85

13.	MINERAL PROCESSING AND METALLURGICAL TESTING			86

	13.1	PROCESSING PLANTS		86
	13.2	METALLURGICAL TEST WORK		86
		13.2.1	Mineralogical Analysis	86
		13.2.2	Gravity Concentration	87
		13.2.3	Concentrate Sale vs. Cyanide Leaching	88
		13.2.4	Flotation Collectors	88
		13.2.5	Native Silver-Gold Flotation	88
		13.2.6	Metallurgical Accounting	88
	13.3	COMMENTS ON SECTION 13		88

14.	MINERAL RESOURCE ESTIMATES			89

	14.1	DENSITY		89
	14.2	METHODOLOGY		89
	14.3	VERTICAL LONGITUDINAL PROJECTION		91
		14.3.1	Composite Calculations	93
		14.3.2	Area and Volume Calculations	93
		14.3.3	VLP Mineral Resource Classification	94
	14.4	3D BLOCK MODEL METHOD		94
		14.4.1	Geologic Model	94
		14.4.2	Block Model	100
		14.4.3	Compositing	102
		14.4.4	Capping	103
		14.4.5	Variography	107
		14.4.6	Estimation Parameters	113
		14.4.7	Model Validation	115
		14.4.8	Mineral Resource Classification	128
	14.5	EL CUBO MINERAL RESOURCE STATEMENT		128
		14.5.1	VLP Mineral Resource Estimate	129
		14.5.2	3D Block Model Mineral Resource Estimate	131
		14.5.3	El Cubo Mineral Resource Statement	136

15.	MINERAL RESERVE ESTIMATE			137

	15.1	CALCULATION PARAMETERS		137
		15.1.1	Dilution	138
		15.1.2	Cutoff Grade	138
		15.1.3	Reconciliation of Mineral Reserves to Production	139
	15.2	RESERVE CLASSIFICATION		140
	15.3	MINERAL RESERVES		142
	15.4	FACTORS THAT MAY AFFECT THE MINERAL RESERVE ESTIMATE		143

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16.	MINING METHODS			144

	16.1	MINING OPERATIONS		144
	16.2	PRODUCTION HISTORY		145
	16.3	MINING METHODS		147
	16.4	MINE EQUIPMENT		148
	16.5	GEOTECHNICAL FACTORS		150
	16.6	MANPOWER		151
	16.7	TRAINING AND SAFETY		151

17.	RECOVERY METHODS			152

	17.1	PROCESSING PLANTS		152
		17.1.1	El Tajo Flotation Plant	152
		17.1.2	El Tajo Leach Plant	156
	17.2	RECOVERY		158
	17.3	TAILINGS		158

18.	PROJECT INFRASTRUCTURE			160

	18.1	OFFICES AND BUILDINGS		160
		18.1.1	El Tajo Processing Plant	160
	18.2	VENTILATION		161
		18.2.1	Area 1 (San Nicolas, Villalpando, and Peregrina)	163
		18.2.2	Area 2 (Dolores Mine)	164
		18.2.3	Ventilation Improvements	164
	18.3	WATER		166
	18.4	COMPRESSED AIR		166
	18.5	ELECTRICITY		166
	18.6	TAILINGS IMPOUNDMENTS		168
	18.7	ORE STOCKPILES AND WASTE DUMPS		168

19.	MARKET STUDIES AND CONTRACTS			169

	19.1	CONTRACTS		170

20.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			171

	20.1	ENVIRONMENTAL AND SUSTAINABILITY		171
	20.2	CLOSURE PLAN		171
	20.3	PERMITTING		172
	20.4	CONSIDERATIONS OF SOCIAL AND COMMUNITY IMPACTS		173

21.	CAPITAL AND OPERATING COSTS			176

	21.1	CAPITAL COSTS		176
	21.2	OPERATING COSTS		176

22.	ECONOMIC ANALYSIS			177

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Endeavour Silver Corp.	NI 43-101 Technical Report
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23.	ADJACENT PROPERTIES		178

24.	OTHER RELEVANT DATA AND INFORMATION		179

25.	INTERPRETATION AND CONCLUSIONS		180

	25.1	DECEMBER 31, 2016 MINERAL RESOURCE ESTIMATE	180
	25.2	DECEMBER 31, 2016 MINERAL RESERVE ESTIMATE	180
	25.3	CONCLUSIONS	181

26.	RECOMMENDATIONS		183

	26.1	EXPLORATION PROGRAM	183
	26.2	GEOLOGY, BLOCK MODELING, MINERAL RESOURCES AND RESERVES	183
27.	REFERENCES		185

LIST OF FIGURES

FIGURE 4-1 GENERAL LOCATION OF THE EL CUBO PROJECT (EDR, 2016)	14
FIGURE 4-2 EL COBO PROJECT, 2016 MINING CONCESSIONS (EDR, 2016)	15
FIGURE 4-3 EL CUBO PROJECT, SURFACE RIGHTS (EDR, 2016)	20
FIGURE 7-1 REGIONAL GEOLOGY OF THE EL CUBO PROJECT AREA (EDR, 2016; MODIFIED FROM CLARK, 2009)	28
FIGURE 7-2 STRATIGRAPHIC COLUMN, EASTERN GUANAJUATO MINING DISTRICT	30
FIGURE 7-3 PRINCIPAL VEINS IN THE NORTHERN PORTION OF THE EL CUBO PROJECT AREA	34
FIGURE 7-4 CAPULIN FAULT- CALDERONES FORMATION (LEFT) JUXTAPOSED THE LA BUFA FORMATION (RIGHT)	36
FIGURE 7-5 VIEW LOOKING NORTH TOWARD THE EL TAJO MILL AND DOLORES ADIT SHOWING TRACE OF DOLORES VEIN CONTACT BETWEEN LA BUFA RHYOLITE AND CALDERONES FORMATION AND EXPLORATION DRILLING PLATFORMS	37
FIGURE 7-6 DOLORES 2 VEIN, AREA 2, SHOWING WIDTH AND DIP OF STRUCTURE	38
FIGURE 7-7 SAN FRANCISCO VEIN, STOPE 3-430, SHOWING PRINCIPAL BANDED QUARTZ-AMETHYST VEIN	39
FIGURE 9-1 SURFACE MAP SHOWING 2016 EXPLORATION TARGETS	43
FIGURE 9-2 SURFACE MAP SHOWING EXPLORATION TARGETS AT THE CUBO NORTH AREA	44
FIGURE 9-3 2016 CUBO NORTH SURFACE SAMPLE LOCATIONS	45
FIGURE 9-4 SURFACE MAP SHOWING EXPLORATION TARGETS AT THE CUBO NORTH AREA	48
FIGURE 9-5 2016 SURFACE EXPLORATION IN THE CABRESTANTES AREA	49
FIGURE 9-6 2016 SURFACE EXPLORATION IN THE NAYAL AREA	52
FIGURE 9-7 ASSAY RESULTS (AU) FOR 2016 LOS PINGUICOS SURFACE SAMPLES	55
FIGURE 9-8 ASSAY RESULTS (AG) FOR 2016 LOS PINGUICOS SURFACE SAMPLES	56
FIGURE 9-9 LA SAUCEDA AREA CONCESSIONS	57
FIGURE 9-10 ASSAY RESULTS (AU) FOR 2016 LA SAUCEDA AREA SAMPLES	57
FIGURE 9-11 ASSAY RESULTS (AG) FOR 2016 LA SAUCEDA AREA SAMPLES	58
FIGURE 10-1 SURFACE MAP SHOWING COMPLETED DRILL HOLES IN THE NAYAL-CABRESTANTES AREAS.	61
FIGURE 10-2 SURFACE MAP SHOWING COMPLETED DRILL HOLES IN THE ASUNCION AREA.	62

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FIGURE 11-1 ORIGINAL EDR EXPLORATION CORE STORAGE FACILITY, NOW ALLOCATED TO REGIONAL EXPLORATION	66
FIGURE 11-2 ONE OF SEVERAL CORE SAWS LOCATED AT THE EXPLORATION CORE FACILITY	67
FIGURE 11-3 SILVER PULP DUPLICATES	70
FIGURE 11-4 GOLD PULP DUPLICATES	70
FIGURE 11-5 SILVER REJECT DUPLICATES	71
FIGURE 11-6 GOLD REJECT DUPLICATES	71
FIGURE 11-7 SILVER FIELD DUPLICATES	72
FIGURE 11-8 GOLD FIELD DUPLICATES	72
FIGURE 11-9 FLOW SHEET FOR CORE SAMPLING, SAMPLE PREPARATION AND ANALYSIS	74
FIGURE 11-10 CONTROL CHART FOR GOLD ASSAY FROM THE BLANK SAMPLES INSERTED INTO THE SAMPLE STREAM	75
FIGURE 11-11 CONTROL CHART FOR SILVER ASSAY FROM THE BLANK SAMPLES INSERTED INTO THE SAMPLE STREAM	75
FIGURE 11-12 SCATTER PLOT FOR DUPLICATE SAMPLES FOR GOLD	76
FIGURE 11-13 SCATTER PLOT FOR DUPLICATE SAMPLES FOR SILVER	76
FIGURE 11-14 CONTROL CHART FOR GOLD ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-41	78
FIGURE 11-15 CONTROL CHART FOR SILVER ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR- 41	78
FIGURE 11-16 CONTROL CHART FOR GOLD ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-42	78
FIGURE 11-17 CONTROL CHART FOR SILVER ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-42	79
FIGURE 11-18 CONTROL CHART FOR GOLD ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-45	79
FIGURE 11-19 CONTROL CHART FOR SILVER ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-45	79
FIGURE 11-20 CONTROL CHART FOR GOLD ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-42	80
FIGURE 11-21 CONTROL CHART FOR SILVER ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR- 42	80
FIGURE 11-22 SCATTER PLOT OF CHECK ASSAYS FOR GOLD	81
FIGURE 11-23 SCATTER PLOT OF CHECK ASSAYS FOR SILVER	81
FIGURE 14-1 VLP SHOWING THE 178 VEIN WITH PROVEN (RED), MEASURED (ORANGE), INDICATED (BLUE), AND INFERRED (BROWN) RESOURCE BLOCKS	92
FIGURE 14-2 CROSS SECTION DIAGRAM OF VLP METHOD	93
FIGURE 14-3 VILLALPANDO SOUTH AREA (VIEWING THE SOUTHERN EXTENT OF VILLALPANDO, ASUNCION, AND SAN EUSEBIO)	95
FIGURE 14-4 VILLALPANDO NORTH AREA (VIEWING THE HANGING WALL EXTENT OF THE VILLALPANDO VEIN WITH THE SAN FRANCISCO, SAN FRANCISCO 1, DESP. SAN FRANCISCO, DEL NIÑO, 750, LOZ PANCHOS, AND TUBEROS VEINS)	95
FIGURE 14-5 VILLALPANDO NORTH AREA	96
FIGURE 14-6 DOLORES VEIN AREA (VIEWING DOLORES, DESP. DOLORES, AND DOLORES ALTO)	96
FIGURE 14-7 SOLEDAD VEIN AREA (VIEWING REYNA ISABEL, SOLEDAD, SAN MIGUEL, AND VILLALPANDO FOR REFERENCE)	97
FIGURE 14-8 LA LOCA VEIN AREA (VIEWING LA LOCA, LA PAZ, CASUALIDAD, LOZ PANCHOS, GUADALUPE	97
FIGURE 14-9 LONG SECTION VIEW OF MODELED VILLALPANDO VEIN (BLUE) WITH MINED OUT VOLUMES (RED)	98
FIGURE 14-10 ORTHOGONAL VIEW SHOWING THE CAPILIN FAULT AND THE UPADATED VILLALPONDO SOUTH, AND THE VILLALPONDO NORTH	99

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FIGURE 14-11 CROSS SECTION SHOWING THE VILLALPONDO SOUTH VEIN, FOOTWALL BRECCIA, AND HANGING WALL BRECCIA MODEL	100
FIGURE 14-12 CUMULATIVE FREQUENCY PLOTS FOR SILVER (LEFT) AND GOLD (RIGHT) FOR VILLALPANDO SOUTH VEIN, HANGING WALL BRECCIA, AND FOOTWALL BRECCIA. SOLID BLACK LINE REPRESENTS CAPPING LIMIT	105
FIGURE 14-13 VILLALPANDO VARIOGRAM	108
FIGURE 14-14 DOLORES VARIOGRAM	109
FIGURE 14-15 LA LOCA VARIOGRAM	110
FIGURE 14-16 LOZ PANCHOS VARIOGRAM	110
FIGURE 14-17 REYNA ISABEL	111
FIGURE 14-18 SOLEDAD VARIOGRAM	111
FIGURE 14-19 LONG SECTION VIEW OF DOLORES VEIN BLOCK MODEL	125
FIGURE 14-20 LONG SECTION VIEW OF DOLORES VEIN BLOCK MODEL	126
FIGURE 14-21 LONG SECTION VIEW OF VILLALPANDO SOUTH VEIN BLOCK MODEL SHOWING ESTIMATED SILVER GRADES AND COMPOSITES	127
FIGURE 14-22 LONG SECTION VIEW OF VILLALPANDO SOUTH VEIN BLOCK MODEL SHOWING ESTIMATED GOLD GRADES AND COMPOSITES	127
FIGURE 15-1 VILLALPANDO VEIN DOLORES - MINE RESOURCE AND RESERVE SECTION	141
FIGURE 16-1 DIVISION OF MINING AREAS (PLANTA = MILL, PRESA = DAM, TIRO = SHAFT, ACCESSO = ADIT)	144
FIGURE 16-2 CUT-AND-FILL WITH RE-SUE METHOD	147
FIGURE 16-3 SCHEMATIC SHOWING TYPICAL LONGHOLE STOPE DESIGN	148
FIGURE 17-1 METAL RECOVERY EL CUBO	153
FIGURE 17-2 GRINDING SIZE AT EL CUBO	154
FIGURE 17-3 SIMPLIFIED FLOWSHEET OF THE NEW EL TAJO FLOTATION PLANT	154
FIGURE 17-4 PRIMARY CRUSHER (LEFT); FINE ORE BINS (RIGHT)	155
FIGURE 17-5 FLOTATION TAILINGS THICKENER (LEFT); CONCENTRATE THICKENER (RIGHT)	155
FIGURE 17-6 GRINDING AND FLOTATION CIRCUITS OF THE NEW EL TAJO PLANT (LEFT)	156
FIGURE 17-7 EL TAJO PLANT SIMPLIFIED PROCESS FLOWSHEET	156
FIGURE 17-8 SIMPLIFIED FLOWSHEET OF CYANIDE LEACH AND CCD CIRCUITS AT EL TAJO PLANT	157
FIGURE 17-9 VIEW OF THE TAILINGS STORAGE FACILITIES OF EL CUBO MINE	159
FIGURE 18-1 DOLORES MINE VENTILATION PLAN	162
FIGURE 18-2 LONGITUDINAL VIEW OF EL CUBO MINE VENTILATION	163

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LIST OF TABLES

TABLE 1-1 EXPLORATION DRILLING ACTIVITIES IN 2015	3
TABLE 1-2 EXPLORATION DRILLING ACTIVITIES IN 2016	3
TABLE 1-3 UNDERGROUND EXPLORATION DRILLING ACTIVITIES IN 2016	4
TABLE 1-4 MINERAL RESOURCE ESTIMATE, EFFECTIVE DATE DECEMBER 31, 2016	6
TABLE 1-5 MINERAL RESERVE ESTIMATE	8
TABLE 4-1 EL CUBO PROJECT MINERAL CONCESSIONS OWNED BY CIA MINERA DEL CUBO S.A. DE C.V	16
TABLE 4-2 EL CUBO PROJECT MINERAL CONCESSIONS OWNED BY CIA MINERA DEL CUBO S.A. DE C.V (CONT.)	17
TABLE 4-3 EL CUBO PROJECT ENVIRONMENTAL PERMITS	19
TABLE 6-1 HISTORICAL DRILLING AT EL CUBO	23
TABLE 6-2 HISTORIC EL CUBO MINERAL RESOURCE ESTIMATE - JANUARY 1, 2009	25
TABLE 6-3 HISTORIC EL CUBO MINERAL RESERVE ESTIMATE - JANUARY 1, 2009	25
TABLE 6-4 HISTORICAL EL CUBO MINERAL RESOURCE ESTIMATE - DECEMBER 31, 2011 (AURICO, 2011)	25
TABLE 6-5 HISTORICAL EL CUBO MINERAL RESERVE ESTIMATE – DECEMBER 31, 2011 (AURICO, 2011)	26
TABLE 6-6 EL CUBO HISTORIC PRODUCTION STATISTICS	26
TABLE 9-1 SIGNIFICANT ASSAYS FOR ROCK SAMPLING IN THE LAS PALOMAS AREA	46
TABLE 9-2 SIGNIFICANT ASSAYS FOR ROCK SAMPLING IN THE LAS PALOMAS AREA	47
TABLE 9-3 SIGNIFICANT ASSAYS FOR ROCK SAMPLING IN THE PURISIMA VEIN AREA	49
TABLE 9-4 SIGNIFICANT ASSAYS FOR ROCK SAMPLING IN THE DETACHMENT OF PURISIMA VEIN AREA .	50
TABLE 9-5 SIGNIFICANT ASSAYS FOR ROCK SAMPLING IN THE DETACHMENT OF CABRESTANTES II VEIN AREA	50
TABLE 9-6 SIGNIFICANT ASSAYS FOR ROCK SAMPLING IN THE SAN JUAN ADIT AREA	51
TABLE 9-7 SIGNIFICANT ASSAYS FOR ROCK SAMPLING IN THE EL BOSQUE AREA	53
TABLE 9-8 SIGNIFICANT ASSAYS FOR ROCK SAMPLING IN THE HANGINWALL OF THE GEORGINA AREA .	53
TABLE 10-1 EDR DRILLING SUMMARY, 2012 THROUGH 2014	60
TABLE 10-2 SURFACE DRILLING ACTIVITIES IN 2016	61
TABLE 10-3 UNDERGROUND EXPLORATION DRILLING ACTIVITIES IN 2016	62
TABLE 10-4 SUMMARY OF INTERCEPTS OF THE 2016 LA LOCA DRILLING RESULTS	63
TABLE 10-5 SUMMARY OF INTERCEPTS OF THE 2016 SJD DRILLING RESULTS	63
TABLE 10-6 SUMMARY OF INTERCEPTS OF THE 2016 VEIN 274 DRILLING RESULTS	63
TABLE 10-7 SUMMARY OF INTERCEPTS OF THE 2016 LA PAZ DRILLING RESULTS	63
TABLE 10-8 SUMMARY OF INTERCEPTS OF THE 2016 SAN NICOLAS DRILLING RESULTS	64
TABLE 11-1 SUMMARY OF ANALYSIS PROCEDURES	68
TABLE 11-2 SUMMARY OF SAMPLE TYPE AND NUMBER USED DURING THE 2016 SURFACE EXPLORATION PROGRAM	73
TABLE 11-3 REFERENCE STANDARDS USED FOR ENDEAVOUR SILVER’S DRILLING PROGRAMS	77
TABLE 11-4 BASIS FOR INTERPRETING STANDARD SAMPLE ASSAYS	77
TABLE 12-1 DATABASE IMPORT SUMMARY	85
TABLE 13-1 MINERALOGICAL ANALYSIS OF EL CUBO ORE SAMPLES	87
TABLE 13-2 DISTRIBUTION OF SILVER MINERALS IN ORE SAMPLES AND SIZE OF GRAINS OF SILVER MINERALS	87
TABLE 14-1 SUMMARY OF VEINS INCLUDED IN THE MINERAL RESOURCE ESTIMATE	90

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El Cubo Project	Table of Contents

TABLE 14-2 EL CUBO BLOCK MODEL PARAMETERS	101
TABLE 14-3 VEIN MODEL SAMPLE STATISTICS	102
TABLE 14-4 COMPOSITE TRUE THICKNESS STATISTICS BY VEIN	103
TABLE 14-5 CAPPIG LIMITS FOR VILLALPANDO SOUTH DOMAINS	105
TABLE 14-6 CAPPED SILVER SUMMARY STATISTICS WITHIN VEINS	106
TABLE 14-7 CAPPED GOLD SUMMARY STATISTICS WITHIN VEINS	107
TABLE 14-8 SUMMARY OF SILVER VARIOGRAM PARAMETERS	112
TABLE 14-9 SUMMARY OF SILVER AND GOLD VARIOGRAMS FOR VILLALPANDO SOUTH	112
TABLE 14-10 SUMMARY OF INHERITED VARIOGRAMS	113
TABLE 14-11 ESTIMATION PARAMETERS	114
TABLE 14-12 SILVER AND GOLD ESTIMATION PARAMETERS FOR VILLALPANDO SOUTH DOMAINS	115
TABLE 14-13 SILVER MODEL DESCRIPTIVE STATISTICAL COMPARISON	116
TABLE 14-14 SILVER MODEL DESCRIPTIVE STATISTICAL COMPARISON (CONT.)	117
TABLE 14-15 SILVER MODEL DESCRIPTIVE STATISTICAL COMPARISON (CONT.)	118
TABLE 14-16 SILVER MODEL DESCRIPTIVE STATISTICAL COMPARISON (CONT.)	119
TABLE 14-17 GOLD MODEL DESCRIPTIVE STATISTICAL COMPARISON	120
TABLE 14-18 GOLD MODEL DESCRIPTIVE STATISTICAL COMPARISON (CONT.)	121
TABLE 14-19 GOLD MODEL DESCRIPTIVE STATISTICAL COMPARISON (CONT.)	122
TABLE 14-20 GOLD MODEL DESCRIPTIVE STATISTICAL COMPARISON (CONT.)	123
TABLE 14-21 CUTOFF GRADE ASSUMPTIONS FOR EL CUBO MINE	129
TABLE 14-22 POLYGONAL RESOURCE AT THE EL CUBO MINE, EFFECTIVE DATE OF DECEMBER 31, 2016	130
TABLE 14-23 POLYGONAL RESOURCE AT THE EL CUBO MINE, EFFECTIVE DATE OF DECEMBER 31, 2016 (CONT.)	131
TABLE 14-24 3D BLOCK MODEL RESOURCE AT THE EL CUBO MINE, EFFECTIVE DATE OF DECEMBER 31, 2016	132
TABLE 14-25 3D BLOCK MODEL RESOURCE AT THE EL CUBO MINE, EFFECTIVE DATE OF DECEMBER 31, 2016 (CONT.)	133
TABLE 14-26 3D BLOCK MODEL RESOURCE AT THE EL CUBO MINE, EFFECTIVE DATE OF DECEMBER 31, 2016 (CONT.)	134
TABLE 14-27 3D BLOCK MODEL RESOURCE AT THE EL CUBO MINE, EFFECTIVE DATE OF DECEMBER 31, 2016 (CONT.)	135
TABLE 14-28 MINERAL RESOURCE ESTIMATE, EFFECTIVE DATE DECEMBER 31, 2016	136
TABLE 15-1 MINERAL RESERVE BREAKEVEN CUTOFF FOR THE EL CUBO PROPERTY	139
TABLE 15-2 2016 MINE TO PLANT RECONCILIATION	140
TABLE 15-3 PROVEN AND PROBABLE MINERAL RESERVES, EFFECTIVE DATE DECEMBER 31, 2016	142
TABLE 16-1 EL CUBO AND LAS TORRES CONSOLIDATED PRODUCTION, 2009-2016	145
TABLE 16-2 2016 EL CUBO CONSOLIDATED PRODUCTION BY QUARTER	145
TABLE 16-3 2016 PRODUCTION SUMMARY (METERS OF ADVANCE)	146
TABLE 16-4 MINING EQUIPMENT INVENTORY, EL CUBO MINE	149
TABLE 16-5 MINING EQUIPMENT INVENTORY, CONTRACTOR	150
TABLE 16-6 EL CUBO EMPLOYEES AND CONTRACTORS	151
TABLE 17-1 REAGENT LIST	152

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El Cubo Project	Table of Contents

TABLE 17-2 PRINCIPAL EQUIPMENT LIST	153
TABLE 17-3 REAGENT CONSUMPTION OF EL TAJO LEACH PLANT IN 2013	157
TABLE 17-4 PRINCIPAL EQUIPMENT OF EL TAJO LEACHING PLANT	158
TABLE 17-5 PROCESS RECOVERIES 2008 – 2016	158
TABLE 18-1 UNDERGROUND OFFICES	160
TABLE 18-2 MASTER LIST OF VENTILATION INSTALLATIONS SHOWING UTILIZATION AND CAPACITIES	165
TABLE 18-3 SUMMARY OF ELECTRIC INSTALLATIONS	167
TABLE 19-1 AVERAGE ANNUAL HIGH AND LOW LONDON PM FIX FOR GOLD AND SILVER FROM 2000 TO 2016	169
TABLE 19-2 CONTRACTS HELD BY COMPAÑ¥A MINERA DEL CUBO, S.A. DE C.V	170
TABLE 20-1 MINE CLOSURE BUDGET	172
TABLE 20-2 EXISTING MINING AND MILLING OPERATIONS PERMITS	173
TABLE 20-3 POPULATION STATISTICS FOR COMMUNITIES SURROUNDING EL CUBO	174
TABLE 21-1 CAPITAL COSTS FOR THE EL CUBO MINES PROJECT	176
TABLE 21-2 OPERATING COSTS FOR THE EL CUBO MINES PROJECT	176
TABLE 25-1 MINERAL RESOURCE ESTIMATE, EFFECTIVE DATE DECEMBER 31, 2016	180
TABLE 25-2 MINERAL RESERVE ESTIMATE, EFFECTIVE DATE DECEMBER 31, 2016	181
TABLE 26-1 EL CUBO 2017 EXPLORATION BUDGET	183

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El Cubo Project	List of Acronyms

LIST OF ACRONYMS

3D	Three Dimensional
AA	Atomic Absorption
AES	Atomic Emission Spectrometry
CAHECOMI	Campos Hernandez Contratistas Mineros, S.A. de C.V.
CCD	Counter-Current Decantation
CEMEFI	Mexican Center for Philanthropy
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CL	Control Limit
CMC	Compañia Minera del Cubo S.A. de C.V.
CV	Coefficient Variation
EDR	Endeavour Silver Corp.
ESR	Socially Responsible Company
FSE	Frankfurt Stock Exchange
g/t	Grams per Tonne
HDPE	High Density Polyethylene
HP	Horsepower
HRC	Hardrock Consulting
ICP	Inductively Coupled Plasma
ID	Inverse Distance
LL	Lower Control Limit
LOM	Life of Mine
MSO	Mineable Shape Optimizer
NN	Nearest Neighbor
NYSE	New York Stock Exchange
OK	Ordinary Kriging
QA/QC	Quality Assurance/Quality Control
RQD	Rock Quality Designation
SRM	Standard Reference Material
TSX	Toronto Stock Exchange
UL	Upper Control Limit
VLP	Vertical Longitudinal Projection

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Executive Summary

1.	EXECUTIVE SUMMARY

1.1	Introduction

Hard Rock Consulting, LLC (“HRC”) was retained by Endeavour Silver Corp. (“EDR”) to complete an independent technical audit and to update the mineral resource and reserve estimates for the El Cubo Project (the “Project”) located in Guanajuato State, Mexico. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2016.

1.2	Property Description and Ownership

EDR acquired a 100% interest in the El Cubo Project in July 2012, through purchase of issued and outstanding shares of Mexgold and ensuing acquisition of Mexgold subsidiaries Compañía Minera Del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V.

The El Cubo property is located in central Mexico, in Guanajuato State near the village of El Cubo, approximately 10 km east of the City of Guanajuato and about 280 km northwest of Mexico City. The geographic center of the property is located at roughly 21°00’17” N Latitude and 101°12’ 25” W Longitude, at an elevation of 2265 m above mean sea level. The El Cubo property consists of 57 mining concessions covering an area of approximately 8,141 ha, including several mine adits, ramps, shafts, and the 2000 tpd El Tajo flotation plant.

1.3	Geology and Mineralization

The El Cubo mine is located on the southeast flank of the Sierra Madre Occidental geological province in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The property is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age volcanic, sedimentary, and intrusive rocks, some members of which host the veins exploited by the mine. The Cenozoic rocks may have been emplaced in a caldera setting with hydrothermal alteration occurring at approximately 27 Ma (Buchanan, 1980).

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. The El Cubo mine exploits veins of the Sierra fault system.

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Executive Summary

The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections. The Capulin fault offsets the northwest-striking vein systems at the south end of the El Cubo mine, displacing the Dolores vein downward to the south.

Veins are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, generally with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) alteration and silicification which form haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins, and at important vein intersections. The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold-rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

1.4	Status of Exploration

Historical exploration at El Cubo was largely conducted by drifting along known veins, with very little drilling. Drilling exploration prior to 2000 was sporadic, and the associated information poorly organized. Drilling activity at the El Cubo Project increased significantly between 2000 and 2009, in conjunction with the acquisition of El Cubo by Mexgold, and later by Aurico, producing credible data for 844 drillholes (approximately 180,019 m). The drillhole data applies to both surface and underground drilling, at a variety of drilhole diameters, which occurred mainly over the Villalpando, Dolores, La Loca, San Nicolas, San Eusebio, Pastora, Puertecito and La Cruz structures.

In 2009, AuRico began the year with a dedicated six-month program of data compilation followed by extensive field mapping over the Sierra Vein system. At year end, AuRico had completed 16 core holes for 3,361 m in the Dolores SE target. Exploration carried out in 2010 consisted of drilling in the Dolores, Capulin, Villalpando Sur, Villalpando Gap, Puertecito, and La Cruz target areas. Exploration activities carried out in 2011 focused on drilling the step-out and in-fill on the 2009 Dolores Vein discovery.

In early 2012, AuRico drilled 16 drillholes on the Dolores SE target, but all surface exploration drilling was put on hold subject to AuRico completing the purchase and sale agreement for the El Cubo mine. At that time, El Cubo exploration geologists were in the process of geologically mapping and surface sampling the Cebolletas, Villalpando Sur, Cabrestantes and San Nicolás areas.

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Executive Summary

Between 2012 and 2015, EDR’s drilling and field exploration efforts were focused on locating mineralized bodies over primary and secondary structures, mainly near the current production areas. Surface drilling was conducted over the Villalpando (Villalpando Gap, Asunción & Villalpando South), Dolores (Dolores North), La Loca & La Paz veins. The mine exploration drilling program was undertaken to determine the extent of additional mineralization near areas currently being mined. The principal targets were the Villalpando (Area II and IV) and Dolores (II) vein systems, though a number of other structures also explored. As of December 2014, a total of 72,969 m of drilling had been completed in 277 holes, with an associated 16,522 samples.

In 2015, EDR spent US $1,686,569 (including property holding costs) on exploration activities, including drilling, at the El Cubo Project. Field exploration activities at El Cubo were mainly focused on the Cubo North area, with the intent of continuing to define targets of interest for possible future drilling programs. Geological mapping, trenching and sampling were also conducted in the Cubo Central and Cubo South areas, as well the surrounding Nayal-Cabrestantes, Los Pinguicos, Olga Margarita-Janet, La Providencia and El Eden areas.

During 2015, Endeavour Silver completed a total of 7,178.55 m in 25 surface diamond drillholes at the El Cubo Mines Project. A total of 2,603 samples were collected and submitted for assays. Surface drilling exploration carried out in 2015 is summarized in Table 1-1.

Table 1-1 Exploration Drilling Activities in 2015

Project Area	Number of Holes	Total Meters	Number of Samples Taken
Violeta	4	1,655.90	446
Asunción	2	305.80	156
Cubo Central	8	2,116.50	642
Villalpando North	4	1,349.10	596
Nayal-Cabrestantes	7	1,751.25	763
Total	25	7,178.55	2,603

In 2016, Endeavour Silver spent US $1,060,668 (including property holding costs) on exploration activities mainly in the Nayal-Cabrestantes, Asunción (Villalpando vein) and Cubo Central areas in a continuing effort to identify and evaluate mineralized zones as potential targets for further exploration. A total of 3,799 m were drilled in 13 surface diamond drill holes at the Project, and a total of 777 samples were collected and submitted for assay. Surface exploration drilling undertaken during 2016 is summarized in Table 1-2.

Table 1-2 Exploration Drilling Activities in 2016

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Asunción	5	1,901.60	314
Nayal-Cabrestantes	8	1,897.60	463
Total	13	3,799.20	777

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Executive Summary

An underground drilling exploration program was also conducted in 2016 on targets (La Loca, Vein 274, SJD & San Nicolás) located in close proximity to active mines. A total of 12 underground drill holes were completed for 1,710 m at the El Cubo Project (Table 1-3), and a total of 584 samples were collected and submitted for analysis.

Table 1-3 Underground Exploration Drilling Activities in 2016

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Mine Exploration	12	1,709.90	584
Total	12	1,709.90	584

In 2017, EDR plans to conduct a surface drilling program (approximately 3,000 m of drilling) mainly focused on the Cubo North La Sauceda areas. Planned underground drilling (approximately 3,000 m of drilling) will focus on structures near active mining areas. Regional exploration in 2017 will continue in and proximal to the La Sauceda area.

1.5	Development and Operations

The El Cubo Mine is now organized into two discrete physical areas, previously the mine was organized into four areas. Area 1 covers the north end of the Villalpando system with access through the Sta. cecillia ramp, the previous level 3 of the upper La Loca vein and the previous area 4 of the lower El Cubo concessions with access from the Sta. Lucia shaft. Area 2 includes the southern end of the Villalpando and Dolores vein systems, and is principally accessed from the Dolores ramp at El Tajo and from a crosscut on Level 4. Each area has separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and by level.

Conventional drill and blast methods are used to extract the ore at El Cubo, and access to the mining areas is provided by ramps, adits and shafts. Mine development headings are drilled by jumbo and by jackleg. The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability. The stoping methods used at El Cubo are 80% mechanized cut-and-fill and 20% longhole open- stoping.

It is standard procedure throughout the mine to install systematic ground control. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps. Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels where it is collected, pumped, and distributed as additional water for the needs of mine production.

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Executive Summary

The lowest historic development level of the mine, Level 9 of the Villalpando vein, was flooded until the latter part of 2013. The mine has been gradually dewatered and new development is pursuing mineral in the lower levels.

After the strike ended in 2011, Blake (2011) provided a preliminary geotechnical study to AuRico to determine if ground deterioration had occurred and if so, what rehabilitation effort might be needed in order for mining to resume. The geotechnical study concluded that in most cases, scaling and spot bolting would sufficiently mitigate deterioration, and rehabilitation work was carried out in three stopes according to recommendations.

The ventilation system at El Cubo is a combination of natural and mechanical, but relies mostly on natural ventilation. Air flow enters through the various access ramps, shafts, raise bore holes, and old mine openings, and moves down to the lower part of the mine, exhausting through a series of partially open old areas of the mine, raise bore holes, and conventional driven raises.

As of December 31, 2016, the company had a total of 610 direct employees distributed in different departments. There are 290 contract persons for personal transport, security, underground development, underground mining and ore transport from underground to surface and to the plant.

1.6	Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. HRC estimated the mineral resource for the El Cubo Mine Project based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted (“ID”) algorithm. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to complete the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce the geologic model. The metals of interest at El Cubo are gold and silver.

HRC constructed the vein models using Leapfrog. Twenty-two veins were modeled using a linear interpolation methodology and sample intervals. Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Vein volumes were clipped using a distance buffer of 100 meters, except the Villalpando vein, which used a distance buffer of 125 meters, from the selected vein intercepts. Veins were clipped against younger veins, topography, and the concession boundaries.

The 3D geologic solids were converted to block models using Datamine. Block model prototypes were created for each of the 3D veins. The model prototypes are rotated along strike and down dip and encompass the entire vein. A block size of 10m x 10m in the strike and dip directions was established. The blocks in the z direction were sub-blocked to the vein thickness. The El Cubo 3D models were validated by comparison of the global descriptive statistics from the Inverse Distance Weighting (“ID”), Ordinary Krige (“OK”), Nearest

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Executive Summary

Neighbor (“NN”), and composite data, and inspection of the ID block model on long section in comparison to the composite grades.

HRC used the kriging efficiency, distance from samples, and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 15 composites, a kriging efficiency of at least 75%, and a distance no greater than 10 meters. Indicated mineral resources are those blocks at least 20 meters from a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

The mineral resource estimate includes all analytical data obtained as of December 31, 2016. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors. Mineral resources are reported above a silver equivalent grade of 177 gpt, assuming a silver price of $16.29 per ounce. HRC used a cutoff grade to test for reasonable prospects for economic extraction.

The mineral resources for the El Cubo mine as of December 31, 2016, are summarized in Table 1-4. The resources are exclusive of the mineral reserves.

Table 1-4 Mineral Resource Estimate, Effective Date December 31, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	213,000	414	192	1,318,500	3.13	21,400
Indicated	732,000	366	194	4,561,100	2.44	57,400
Measured + Indicated	945,000	377	194	5,879,600	2.60	78,800
Inferred	1,453,000	411	214	10,004,000	2.78	129,900

1.	Measured, Indicated and Inferred resource cut-off grades were 177 g/t silver equivalent at El Cubo.

2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 87.8% for silver and 84.7% for gold.

4.	Silver equivalents are based on a 75:1 silver:gold ratio

5.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.

6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

1.7	Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA QP, of HRC is responsible for the mineral reserve estimate presented here. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The mineral reserve

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Executive Summary

calculation for EDR’s El Cubo Mine in Guanajuato, Mexico was completed in accordance with NI 43-101, and based on all data and information available as of December 31st, 2016. Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation facility capable of processing 1,600 tpd, if excess mined tonnage is produced the ore is trucked to EDR’s Bolañitos mill for processing.

HRC utilized Datamine’s Mineable Shape Optimizer (“MSO”) program to generate the stopes for the reserve mine plan. The MSO stope designs are then used to design stopes on levels along with the required development for the final mine plans. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by NI 43-101. Measured and Indicated mineral resources generated from the 2D polygon resource model were also converted to mineral reserves, provided that associated grades fell above the calculated cutoff and economic viability could be demonstrated. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the El Cubo property is 177 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 75), taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated Section 15.1.2, utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. The MSO stope designs are then used to design stopes on levels along with the required development for the final mine plans. Mineral reserves for the El Cubo Project have been derived and classified according to the following criteria:

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For El Cubo, this applies to blocks located within approximately 10 m of existing development, and for which EDR has a mine plan in place.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economically viable and for which EDR has a mine plan in place. For the El Cubo Project, this applies to all blocks for which EDR has a mine plan in place.

The Proven and Probable mineral reserves for the El Cubo Project as of December 31, 2016 are summarized in Table 1-5. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Executive Summary

Table 1-5 Mineral Reserve Estimate

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	409.3	295	154	2,028.9	1.99	26.24	26%
Probable	452.7	280	159	2,311.1	1.71	24.85	33%
Total Proven and Probable Reserves	861.9	287	157	4,340.0	1.84	51.09	30%

1.	Reserve cut-off grades are based on a 184 g/t silver equivalent.
2.	Metallurgical Recoveries were 87.8% silver and 84.7% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 meters.
5.	Dilution factors averaged 30%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 75:1 silver:gold ratio.
7.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.8	Conclusions and Recommendations

The QP considers the El Cubo resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the El Cubo Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the El Cubo Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the El Cubo mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization.

The El Cubo mine has been in nearly continuous production for decades. A substantial effort combining direct underground exploration, underground drilling, and surface drilling will be necessary to sustain the mine and continually expand mineral resources and reserves. The El Cubo concessions cover at least 5 km of the trace of the vein system across the district. The Villalpando-Asunción area continues to provide the bulk of production from the mine, and is currently the focus of future mineral resource and reserve development.

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El Cubo Project	Executive Summary

The Dolores vein is an important parallel structure along which new mineral resources and reserves have been added through a combination of underground development and diamond drilling.

The mine has considerable potential to develop both exploration targets close to existing operations outlined by underground drilling and those identified by surface exploration. The 2017 exploration for El Cubo is approved for 6,000 meters of drilling. The approved budget for this drilling is estimated at US $900,000 for the year.

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. Considerable progress has been completed via this process with 22 of the 37 veins now converted into 3D block models. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, theactual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

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El Cubo Project	Introduction

2.	INTRODUCTION

2.1	Issuer and Terms of Reference

Endeavour Silver Corp. (“EDR”) is a Canadian based mining and exploration company actively engaged in the exploration, development, and production of mineral properties in Mexico. EDR is headquartered in Vancouver, British Columbia with management offices in Leon, Mexico, and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. The company has three currently active mining properties in Mexico, the Guanaceví property in northwest Durango State, and the Bolañitos and the El Cubo properties, both located in Guanajuato State. EDR has retained HRC to complete an independent technical audit and update of the mineral resource and reserve estimates for the El Cubo Project (the “Project”) located near the city of Guanajuato. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”).

This report was prepared in accordance with the requirements and guidelines set forth in NI 43-101 Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2016.

2.2	Sources of Information

A portion of the background information and technical data for this study was obtained from the following previously filed NI 43-101 Technical Reports:

Hardrock Consulting LLC (2016). National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for theEl Cubo Project, Guanajuato State, Mexico.

Munroe, M.J., (2015). NI 43-101 Technical Report, Resource and Reserve Estimates for the El Cubo Mines Project, Guanajuato State, Mexico.

Munroe, M.J., (2014). NI43-101 Technical Report, Resource and Reserve Estimates for the El Cubo Mines Project, Guanajuato State, Mexico.

HRC also relied in part on background information and technical data presented in the following unpublished NI 43-101 Technical Report:

Cameron, Donald E., (2012). Technical Report and Updated Resource and Reserve Estimate for the El Cubo Mine Guanajuato, Mexico: unpublished NI 43-101 technical report prepared by Cameron, Donald E., for Endeavor Silver, effective date June 01, 2012.

The information contained in current report Sections 4 through 8 was largely presented in, and in some cases is excerpted directly from, the technical reports listed above. HRC has reviewed this material in detail,

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El Cubo Project	Introduction

and finds the information contained herein to be factual and appropriate with regard to guidance provided by NI 43-101 and associated Form NI 43-101F1.

2.3	Qualified Persons and Personal Inspection

This report is endorsed by the following Qualified Persons, as defined by NI 43-101: Mr. Zachary Black, Ms. J.J. Brown, P.G., and Mr. Jeff Choquette, P.E., all of HRC.

Mr. Black, SME-RM, has 10 years of experience working on structurally controlled gold and silver resources in the Sierra Madre Occidental of Mexico and the southern United States. Mr. Black completed the mineral resource estimate for the El Cubo Project and is specifically responsible for Sections 1.4, 1.6, 9 through 12, and 14 of this report.

Ms. Brown, P.G., SME-RM, has 17 years of professional experience as a consulting geologist and has contributed to numerous mineral resource projects, including more than twenty gold, silver, and polymetallic resources throughout the southwestern United States and South America over the past five years. Ms. Brown is specifically responsible for report Sections 1.1 through 1.3 and Sections 2 through 8.

Mr. Choquette, P.E., is a professional mining engineer with more than 18 years of domestic and international experience in mine operations, mine engineering, project evaluation and financial analysis. Mr. Choquette has been involved in industrial minerals, base metals and precious metal mining projects around the world, and is responsible for the current report Sections 1.5, 1.7, 1.8, 13, and 15 through 27.

As Qualified Persons and representatives of HRC, Mr. Black and Mr. Choquette conducted an on-site inspection of the El Cubo property between August 27th and September 8th, 2015 and between June 26th and June 27th, 2016. While on site, HRC reviewed EDR’s current operating procedures and associated drilling, logging, sampling, quality assurance and quality control (QA/QC), grade control, and mine planning (short, medium, and long term) procedures. HRC also inspected the laboratories at the Bolañitos and Guanaceví mine properties, as well as each of the plants and the underground operations. Mr. Choquette visited the El Cubo Project again from October 17th through October 18th, 2016 to assist in developing the reserve mine plans with the onsite EDR personnel.

HRC met with the geology department to review the geologic understanding, sampling methods and types, modeling (resources, reserves, and grade control), prior to inspecting the procedures in the mine and office for collecting and handling the data. Once the geology department processes were understood, HRC discussed with the mine planning and survey department the process for short, medium, and long term mine planning.

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El Cubo Project	Introduction

Reconciliation was discussed with both departments and the plant supervisors. The laboratories were toured and the procedures were reviewed with the laboratory managers.

2.4	Units of Measure

Unless otherwise stated, all measurements reported here are in metric, and currencies are expressed in constant 2016 U.S. dollars.

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El Cubo Project	Reliance on Other Experts

3.	RELIANCE ON OTHER EXPERTS

HRC has fully relied upon and disclaims responsibility for information provided by EDR regarding property ownership and mineral tenure for the El Cubo Project. HRC has not reviewed the permitting requirements nor independently verified the permitting status or environmental liabilities associated with the Project, and also disclaims responsibility for that information, which is presented in current report Sections 4 and 20, and which is presented as provided by EDR.

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El Cubo Project	Property Description and Location

4.	PROPERTY DESCRIPTION AND LOCATION

4.1	Project Location

The El Cubo property is located in central Mexico, in Guanajuato State near the village of El Cubo, approximately 10 km east of the City of Guanajuato and about 280 km northwest of Mexico City (Figure 4-1). The geographic center of the property is located at roughly 21°00’17” N Latitude and 101°12’ 25” W Longitude, at an elevation of 2265 m above mean sea level. The El Cubo property consists of 57 mining concessions (Figure 4-2) covering an area of approximately 8,141 ha, including several mine adits, ramps, shafts, and the 2000 tpd El Tajo flotation plant.

Figure 4-1 General Location of the El Cubo Project (EDR, 2016)

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El Cubo Project	Property Description and Location

Figure 4-2 El Cobo Project, 2016 Mining Concessions (EDR, 2016)

4.2	Mineral Tenure, Agreements and Encumbrances

Compañía Minera del Cubo S.A de C.V (“CMC”) holds a 100% interest in the 57 mining concessions that make up the El Cubo property, as shown in Figure 4-2. On April 16, 2012, EDR and AuRico Gold Inc. (“Aurico”), the former owner of CMC, announced that they entered into a definitive agreement whereby EDR would acquire 100% interest in the El Cubo property. On July 13, 2012, EDR announced in a news release that it had completed the acquisition of El Cubo and the Guadalupe y Calvo exploration projects in Chihuahua State, Mexico for US$100 million in cash and US$100 million in EDR common shares (11,037,528 shares). This was accomplished through the purchase of the issued and outstanding shares of Mexgold from AuRico, which gives EDR ownership of Mexgold subsidiaries Compañía Minera Del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V.

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El Cubo Project	Property Description and Location

Expiration dates associated with the El Cubo mining concessions range from January 25, 2021, to February 2, 2060, and are listed in Tables 4-1 and 14-2.

Table 4-1 El Cubo Project Mineral Concessions Owned by CIA Minera Del Cubo S.A. de C.V

Name	Title Number	Hectares	File	Term		Owner	Municipality	State
				Start	End
Santa Fe del Monte	154139	15.3541	031/04425	02/09/1971	1/25/2021	CMC	Guanajuato	Guanajuato
Luisa Evelia	157855	22.2241	031/05000	12/07/1972	11/29/2022	CMC	Guanajuato	Guanajuato
Santa Rosa	157913	20.5065	031/04540	12/07/1972	12/06/2022	CMC	Guanajuato	Guanajuato
Primera Ampl. de la Albertina o la Merced	161513	8.8652	031/5924	4/29/1975	4/24/2025	CMC	Guanajuato	Guanajuato
Ampl. de la Fragua	164851	130.885	031/05532	07/11/1979	07/10/2029	CMC	Guanajuato	Guanajuato
El Durazno	164988	60	031/04542	8/13/1979	08/12/2029	CMC	Guanajuato	Guanajuato
Durazno Prisco	165109	43.7524	031/04764	8/23/1979	8/22/2029	CMC	Guanajuato	Guanajuato
La Libertad	165168	48.1	031/04357	09/12/1979	09/11/2029	CMC	Guanajuato	Guanajuato
Edelmira II	165245	135.2726	031/04740	9/14/1979	9/13/2029	CMC	Guanajuato	Guanajuato
La Fragua	165653	42	031/03859	11/19/1979	11/18/2029	CMC	Guanajuato	Guanajuato
La Soledad	165669	65	031/03862	11/28/1979	11/27/2029	CMC	Guanajuato	Guanajuato
San Juan	165791	37.3586	031/03778	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
El Cabrestante	165792	9	031/03858	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
Minas Viejas	165794	16	031/04200	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
Ampl. de Cabrestante	165795	89	031/04199	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
Nueva Luz del Nayal	165796	55	031/04685	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
La China	165797	48.5754	031/04619	12/11/1979	12/10/2029	CMC	Guanajuato	Guanajuato
Huematzin	171591	37.5	031/04515	11/09/1982	11/08/2032	CMC	Guanajuato	Guanajuato
El Chupiro	171840	13.3873	031/05770	6/15/1983	6/14/2033	CMC	Guanajuato	Guanajuato
San Cayetano de Animas y Providencia	181236	30.992	031/04660	9/21/1987	09/10/2037	CMC	Guanajuato	Guanajuato
Socavón de los Alisos	182003	66.3687	031/04348	04/12/1988	04/07/2038	CMC	Guanajuato	Guanajuato
San Juan de Tacuitapa	182004	24	031/04376	04/12/1988	04/07/2038	CMC	Guanajuato	Guanajuato
El Cuarteto	182005	26.091	031/04419	04/12/1988	04/07/2038	CMC	Guanajuato	Guanajuato
Ampliación de Pasadena	182006	3.3399	031/05972	04/12/1988	04/07/2038	CMC	Guanajuato	Guanajuato
Albertina o la Merced	182007	5.9316	031/04510	04/12/1988	04/07/2038	CMC	Guanajuato	Guanajuato
Canta Ranas	210492	98.5468	6/1.3/375	10/08/1999	10/07/2049	CMC	Guanajuato	Guanajuato
Dalia	210951	129.0207	031/08472	2/29/2000	2/28/2050	CMC	Guanajuato	Guanajuato
La Providencia	211859	256.7454	6/1.3/316	7/28/2000	7/27/2050	CMC	Dolores Hidalgo	Guanajuato
El Edén	212009	1675.7707	6/1.3/00310	8/18/2000	8/17/2050	CMC	Dolores Hidalgo	Guanajuato
San Patricio	212168	3.4634	6/1.3/00377	9/22/2000	9/21/2050	CMC	San Patricio	Guanajuato
Gracias a Dios	212534	356.7608	031/09137	10/31/2000	10/30/2050	CMC	Guanajuato	Guanajuato
La Sauceda	213305	747.673	031/09009	4/20/2001	4/19/2051	CMC	Guanajuato	Guanajuato
La Palma	213435	327.7095	031/09149	05/11/2001	05/10/2051	CMC	Guanajuato	Guanajuato
Marisela	213751	135.9622	031/09155	6/15/2001	6/14/2051	CMC	Guanajuato	Guanajuato
Entre el Varal	214132	3.8977	6/1.3/00450	08/10/2001	08/09/2051	CMC	Guanajuato	Guanajuato
La Asunción	214133	10	6/1.3/00451	08/10/2001	08/09/2051	CMC	Guanajuato	Guanajuato
Violeta	214134	75.6694	6/1.3/00452	08/10/2001	08/09/2051	CMC	Guanajuato	Guanajuato
María Fracc. NE	214135	146.139	6/1.3/00453	08/10/2001	08/09/2051	CMC	Guanajuato	Guanajuato
Violeta	214136	45.6837	6/1.3/00454	08/10/2001	08/09/2051	CMC	Guanajuato	Guanajuato
Las Palomas	214260	257.0432	031/09148	09/06/2001	09/05/2051	CMC	Guanajuato	Guanajuato
Guanajuato Nuevo	214283	60	031/09154	09/06/2001	09/05/2051	CMC	Guanajuato	Guanajuato

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El Cubo Project	Property Description and Location

Table 4-2 El Cubo Project Mineral Concessions Owned by CIA Minera Del Cubo S.A. de C.V (Cont.)

Name	Title Number	Hectares	File	Term		Owner	Municipality	State
				Start	End
La Ilberia	214422	67.821	6/1.3/00456	09/06/2001	09/05/2051	CMC	Guanajuato	Guanajuato
Siglo XX	214423	43.7628	6/1.3/00457	09/06/2001	09/05/2051	CMC	Guanajuato	Guanajuato
Virjan	214424	49	6/1.3/00458	09/06/2001	09/05/2051	CMC	Guanajuato	Guanajuato
Las Animas II	214425	79.5086	6/1.3/00459	09/06/2001	09/05/2051	CMC	Guanajuato	Guanajuato
Siglo XXI	214614	47.1809	031/09167	10/02/2001	10/01/2051	CMC	Guanajuato	Guanajuato
Los Pingüicos	214742	985.11	031/09150	11/22/2001	11/21/2051	CMC	Guanajuato	Guanajuato
Olga Margarita	215175	416.8909	031/09172	02/08/2002	02/07/2052	CMC	Guanajuato	Guanajuato
Janet	215176	96	031/09187	02/08/2002	02/07/2052	CMC	Guanajuato	Guanajuato
Don Guillermo	215926	9.0808	031/09160	04/02/2002	04/01/2052	CMC	Guanajuato	Guanajuato
San Antonio de lo Tiros	217998	25.6113	6/1.3/00449	9/30/2002	9/29/2052	CMC	Guanajuato	Guanajuato
Paco	217999	188.2252	6/1.3/00455	9/30/2002	9/29/2052	CMC	Guanajuato	Guanajuato
Unificación Villalpando Norte	229103	374.4603	9/1.2/00002	03/09/2007	03/08/2057	CMC	Guanajuato	Guanajuato
Unificacion Villalpando Sur	240917	318.144	9/1.2/00003	03/09/2007	03/08/2057	CMC	Guanajuato	Guanajuato
Lety Fracción 1	235633	32.3682	031/09473	02/03/2010	02/02/2060	CMC	Guanajuato	Guanajuato
Lety Fracción 2	235634	18.3671	031/09473	02/03/2010	02/02/2060	CMC	Guanajuato	Guanajuato
Lety Fracción 3	235635	4.9644	031/09473	02/03/2010	02/02/2060	CMC	Guanajuato	Guanajuato

CMC = Compania Minera del Cubo, S.A. de C.V

All concessions are subject to an annual minimum investment (assessment work) and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year. Fees are adjusted to the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. Payment of the mining duty is also due in both January and July.

The annual 2017 concession tax for mining concessions owned by CMC (8,141 ha) is estimated at approximately 2,468,378 Mexican pesos, equal to about US $123,419 at an exchange rate of 20.00 pesos to US $1.00.

In 2017, CMC will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and past work completed.

4.3	Permits and Environmental Liabilities

Environmental permits are required in order to engage in exploration and commercial mining activities. EDR currently holds all necessary environmental permits for exploration and for commercial mining activity.

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El Cubo Project	Property Description and Location

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Property Description and Location

Table 4-3 El Cubo Project Environmental Permits

Permit Type	Permit	Issuing Agent
Environmental License	LAU-11-70101504-09	Semarnat
Annual Operation Card	COA-2011	Semarnat
Environmental Registration	MCUMJ1101511	Semarnat
Hazardous Waste Generating	GRP111500002	Semarnat
Sewage Discharge License	4GUA101250/12EMGE94	CONAGUA
Environmental Impact Authorization Construction of Chirimitera Plant	D.O.O. DGOEIA -001788	Semarnat
Environmental Impact Authorization Construction of Chimiritera Tailings Dam	D.O.O. DGOEIA -006508	Semarnat

Security is a persistent concern with regard to theft of materials, occasional armed incursions, and unauthorized people entering the mine to work stopes. EDR will need to take measures to increase security, including measures to reduce, or eliminate incursions in the mine and supply theft.

Union activities have disrupted mining operations in the past, but labor relations are greatly improved at present. EDR does not foresee future negative impact to mining operations due to strike or other action on behalf of the union.

Aside from the issues described above, the authors know of no other significant factors or risks that might affect access, title, or the right or ability to perform work on the property.

4.4	Surface Rights

The concessions held by EDR are for mineral rights only, but surface rights have been secured through 1,150 hectares of surface lands owned by EDR, and 1,195 hectares under a lease agreement with the company Industrial Santa Fe. To date, EDR has negotiated access and the right to use surface lands sufficient for many years of operation, and sufficient area exists at the El Cubo property for all future surface infrastructure anticipated.

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Property Description and Location

Figure 4-3 El Cubo Project, Surface Rights (EDR, 2016)

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Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access and Climate

Access to the El Cubo mine is provided by periodically maintained dirt roads which originate in the city of Guanajuato, approximately 10 km to the west. The city of Guanajuato is accessible by paved highway, and daily passenger service to Mexico City is available by luxury bus or via air transport to the nearby Leon airport.

The regional climate is temperate, with cool winters and mild summers. Rainfall occurs primarily during the summer season, from June to September, and typical annual precipitation is about 50 cm per year. From mid-December through January, nighttime temperatures fall to 7° to 10 °C, and daytime high temperatures in low 20 °C range are typical. Snowfall is rare but has been known to occur at the higher elevations throughout the region. Weather conditions rarely, if ever, restrict mining activity at El Cubo, and operations can be carried out year-round.

5.2	Local Resources and Infrastructure

The capital city of Guanajuato has a population of approximately 160,000 and hosts several universities and post-secondary schools, including a mining college. Tourism is a principal industry in the area, and numerous hotels and restaurants are available as a result. Mining has been a major industry in the area for centuries. A workforce that is familiar with mining and the necessary support facilities is present in the region. The village of El Cubo supplies some of the workforce for the mine, but the majority of workers come from Guanajuato and other nearby villages. Professional staff is also available in the area. The company provides bus service for its employees to and from the city.

Water sources at El Cubo include the mine and recycled water from the tailings impoundment facilities. Water for mine operations is currently obtained from the Dolores mine. The surplus of water pumped from the Dolores mine is sent to fresh water tanks, which are used to supply the mines as needed. Sufficient power for mining operations is provided by the public network CFE (Comisión Federal de Electricidad).

Additional details regarding infrastructure specific to the El Cubo Project are provided in Section 18 of this report.

5.3	Physiography

The state of Guanajuato is situated along the southern edge of the Central Mexican Plateau and comprises portions of the Trans-Mexican Volcanic Belt, the Mexican Plateau, and the Sierra Madre Oriental. The El Cubo property is located in the west central portion of the state, among a series of low, gentle mountains which are part of the Sierra Madre Occidental. The El Cubo mine offices are at an elevation of 2265 meters above mean sea level, and the mine workings range in elevation from 2646 meters at the uppermost level (level 180), to 1905 meters at the lowest level (level 14).

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El Cubo Project	History

6.	HISTORY

Mining on the El Cubo property has occurred since the 17th century. The Sierra structure, which includes the El Cubo Mine and the adjacent Peregrina Mine (part of the Las Torres complex), accounts for much of the gold produced in the Guanajuato district – on the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver. Gold was originally mined from shallow pits near the San Eusebio vein, one of those on the El Cubo concessions which later produced significant amounts of gold and silver. In the 19th and 20th centuries, mining at El Cubo focused on northwest striking veins known as the Villalpando, Dolores, La Loca, and La Fortuna, and production was divided between many operators. In the early 1900’s, construction began on the Túnel Aventurero de San Felipe (now El Cubo level 4) in order to connect the Pastora-Fortuna, Villalpando, and La Loca veins. At the time, significant grades and widths were encountered on the Villalpando vein, including shoots up to 4 m wide and intercepts which assayed close to 1 kg of silver per tonne.

The Villalpando vein, located in the central portion of the modern day El Cubo claim block, was the main source of production through the 1970’s. The main vein structure extended northwest to the El Cubo concession boundary with the Peregrina Mine. The gold grades decreased as the vein was exploited at the deeper (8 - 12) levels. The Alto de Villalpando vein, which generally produced higher gold grade, was mined out. The La Poniente vein was discovered in the early 1970’s, and high grade gold and silver ore was mined until 1976, when the developed section was temporarily exhausted.

The El Cubo Mine changed ownership in the 1970’s, when the Palmers sold the mine to a private company owned by Messrs. Villagomez and Chommie. By 1979 there was little developed ore remaining above the 13th level on the Villalpando vein, and production from other related veins was low grade and sporadic. The mill was fed largely from the Chuca Loca open pit and from dumps. The shortage of quality ore came to an end after 1980, when new high grade gold and silver mineralization was discovered and developed along the San Nicolas vein.

In 1995, production was expanded from 350 to 800 tonnes per day, and then to 1,400 tonnes per day in 2001. The mills saw a decrease in head grade after each expansion, likely due to the use of low grade material from old stope fill as supply for the increased tonnage. Given the shortage of tonnage from active stopes, there was likely less emphasis on grade control.

El Cubo was purchased by Mexgold Resources Inc. (Mexgold) from the previous owners in March 2004. The Las Torres mine and mill complex, owned by Industrias Peñoles, S.A. de C.V. (Peñoles) was leased by Mexgold in October of 2004. The property had been a prolific producer for many years, especially the adjacent Peregrina Mine, which continues to complement the El Cubo Mine by facilitating access to the deeper ore at El Cubo. In 2006, Mexgold became a wholly owned subsidiary of Gammon Lake Resources Inc., later known as Gammon Gold Inc. Gammon Gold changed its name to AuRico Gold Inc. on August 26, 2011, and in April of 2012, EDR entered into an agreement with AuRico to acquire a 100% interest in El Cubo. The purchase was completed on July 13, 2012.

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6.1	Historical Exploration

Historical exploration at El Cubo was largely conducted by drifting along known veins, with very little drilling. Drilling exploration prior to 2000 was sporadic, and the associated information poorly organized. While some pre-2000 drilling data is available within the historic files, it is generally poor quality and often related to small-diameter drillholes. Such historic information is not considered suitable for use in modern resource estimates and is relied on only as supplemental or secondary guidance during exploration.

Drilling activity at the El Cubo Project increased significantly between 2000 and 2009, in conjunction with the acquisition of El Cubo by Mexgold, and later by Aurico, producing credible data for 844 drillholes (approximately 180,019 m). The drillhole data applies to both surface and underground drilling, at a variety of drilhole diameters, which occurred mainly over the Villalpando, Dolores, La Loca, San Nicolas, San Eusebio, Pastora, Puertecito and La Cruz structures. The historical drillhole information is summarized in Table 6-1.

Table 6-1 Historical Drilling at El Cubo

Code	Diamond Drillholes	Meters
C	457	127,746
CE	10	3,730
CUDG	377	48,544
Total	844	180,019

Between 2004 and 2006, exploration activities at El Cubo located vein extensions and outlined an area of immediate interest, the La Loca zone, which has since been mined. In 2008, exploration drifting was completed on several veins, including the La Loca Level 12 (98 m), La Loca Level 6 (115 m), and Villalpando Level 5 (118 m). On the Peñoles concessions, exploration drifting occurred principally on San Alberto, Level 600 (74 m), and throughout the El Cubo mine and leased Las Torres property, including state-of-the-art remote sensing interpretation, geology and geochemistry. Historical exploration activities conducted at El Cubo through mid-2009 are described in greater detail by Clark (2009).

In 2009, AuRico began the year with a dedicated six-month program of data compilation followed by extensive field mapping over the Sierra Vein system. The work generated a practical empirical exploration model that was then used to identify other substantial exploration targets. The geology showed that the majority of the ore production on the Sierra Vein system came from two formations, the La Bufa Formation rhyolite and the Guanajuato Formation conglomerate. It also found that extensive portions of the Villalpando vein system, and other veins, had not yet been prospected in their projections down dip or across faults where they might intersect these formations. Using these criteria, El Cubo geologists identified 16 new exploration targets with a cumulative strike length of 15 km within the El Cubo land package. Nine primary exploration targets were identified and subsequently ranked, and a drill program was designed to test the best targets. A 44,000 m drilling program was launched in September, 2009 with one core rig.

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The first target drilled, the Dolores SE vein extension, led to the discovery of Au-Ag mineralization above underground cut-off grades. Drilling was immediately focused on this area to determine if an economic deposit might exist. At year end, AuRico had completed 16 core holes for 3,361 m in the Dolores SE target. Surface mapping in the area of the Dolores SE showed that there was altered and mineralized breccia in the Capulin Fault, an E-W structure similar in geologic setting to the San Nicolas Vein. Three drillholes were proposed to test this zone, and the second hole cut an anomalously thick intercept of Au-Ag mineralization. Based on the positive implications of that intercept, another drill rig was put to work on this target zone as well as the Dolores.

In mid-2009, geologic mapping and compilation efforts by El Cubo’s geologists revealed that there is a major fault structure in the north part of the Villalpando vein system that was previously not considered a major target. This fault, called the Puertecito Fault, may actually be the northward continuation of the Villalpando Vein.

Exploration carried out in 2010 consisted of drilling in the Dolores, Capulin, Villalpando Sur, Villalpando Gap, Puertecito, and La Cruz target areas. A workers’ strike in June, 2010 interrupted all exploration activities through the end of the year.

On February 23, 2011, AuRico announced that it had successfully resolved the labor disruption at the El Cubo mine. Exploration activities resumed with the main focus of drilling on the step-out and in-fill on the 2009 Dolores Vein discovery. Drilling from the surface in the Villalpando Gap target area also intersected mineralization that exceeded current cut-off grades.

In early 2012, AuRico drilled 16 drillholes on the Dolores SE target, but all surface exploration drilling was put on hold subject to AuRico completing the purchase and sale agreement for the El Cubo mine. At that time, El Cubo exploration geologists were in the process of geologically mapping and surface sampling the Cebolletas, Villalpando Sur, Cabrestantes and San Nicolás areas.

6.2	Historical Mineral Resource and Reserve Estimates

The historical mineral resource and reserve estimates presented in the following paragraphs are not considered current, were not relied upon during preparation of (and are superseded by) the mineral resource and reserve estimates presented in Sections 14 and 15 of this report, and are presented here for historical completeness only.

Mineral resource and reserve estimates for El Cubo reported prior to 2009 are not compliant with current NI 43-101 standards, are not considered reliable or therefore informative, and are not discussed here. The mineral resource and reserve estimates reported by AuRico in 2009 were compliant with CIM standards and definitions as required by NI 43-101 at that time, and superseded any previous historical estimates. The technical report issued by AuRico was prepared by Glenn R. Clark & Associates Limited (Clark). Clark (2009) estimated mineral resources and mineral reserves for the El Cubo mine based on data and information available as of January 1, 2009 (Table 6-2). The mineral resources reported by Clark were estimated using polygonal methods in spreadsheet and CAD software.

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Table 6-2 Historic El Cubo Mineral Resource Estimate - January 1, 2009

Resource category	Tonnes (000's)	Au g/t	Ag g/t
Measured	160	2.38	94
Indicated (Underground)	215	2.61	95
Indicated (Open Pit)	2,100	2.72	49
Total Measured and Indicated	2,475	2.69	56
Inferred	2,343	4.84	220

Table 6-2 excludes resources reported by Clark that were associated with Las Torres (Peñoles) lease. Clark also reported Proven and Probable mineral reserves for the El Cubo mine, as summarized in Table 6-3.

Table 6-3 Historic El Cubo Mineral Reserve Estimate - January 1, 2009

Reserve Category	Tonnes (000's)	Au g/t	Ag g/t
Proven	1,326	3.34	189
Probable	1,696	3.35	157
Total Proven and Probable	3,022	3.34	171

Between 2009 and 2011, AuRico conducted additional diamond drilling and underground development, and estimated new mineral resources and reserves within the El Cubo claim block. AuRico reported mineral resources for the El Cubo mine effective December 31, 2011, as summarized in Table 6-4.

Table 6-4 Historical El Cubo Mineral Resource Estimate - December 31, 2011 (AuRico, 2011)

Resource category	Tonnes (000's)	Au g/t	Ag g/t
Measured	337	1.10	65
Indicated	3,874	2.07	61
Total Measured and Indicated	4,211	1.99	61
Inferred	7,198	2.37	115

The AuRico totals include 2,132,000 tonnes of 2.69 g/t Au and 49 g/t Ag in Measured and Indicated resources and 663,000 tonnes of 3.80 g/t Au and 181 g/t Ag in Inferred resources within properties leased from Peñoles. AuRico also reported mineral reserves for the El Cubo mine (Table 6-5), which include 663,000 tonnes of 1.38 g/t Au and 120 g/t Ag from the Peñoles lease.

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Table 6-5 Historical El Cubo Mineral Reserve Estimate – December 31, 2011 (AuRico, 2011)

Reserve Category	Tonnes (000's)	Au g/t	Ag g/t
Proven	2,238	1.84	114
Probable	3,152	1.88	102
Total Proven and Probable	5,390	1.86	107

6.3	Historic Production

Previous owners and operator’s prior to AuRico did not keep reliable production records for the El Cubo mine. Production achieved at the El Cubo mine between 2007 and 2011, as reported in AuRico’s annual reports, is summarized in Table 6-6.

Table 6-6 El Cubo Historic Production Statistics

Year	Tonnes	Grade (g/t)		Production (ounces)
		Au	Ag	Au	Ag
2007	689,753	1.77	83	33,740	1,582,316
2008	658,105	1.98	94	38,772	1,783,148
2009	505,388	1.92	83	27,842	1,183,339
2010	233,006	1.63	83	10,844	536,457
2011	256,150	1.24	80	8,670	556,379

In 2011, the El Cubo mine produced 556,379 ounces of silver and 8,670 ounces of gold from 256,150 tonnes of ore grading 80 g/t Ag and 1.24 g/t Au. Silver and gold recoveries averaged 82% and 86%, respectively. Production in 2011 was affected by a labor strike that was settled during the year.

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7.	GEOLOGICAL SETTING AND MINERALIZATION

The following description of the geological setting for the El Cubo mine property is largely excerpted and modified from the technical reports prepared by Clark (2009) and Cameron (2012). HRC has reviewed the geologic data and information available, and finds the descriptions and interpretations provided herein reasonably accurate and suitable for use in this report.

7.1	Regional Geology

The mining district of Guanajuato is situated along the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. Rocks within the belt comprise flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanic activity that produced the bulk of the upper volcanic group ended by the late Oligocene, though there was some eruptive activity as recently as 23 Ma (early Miocene). The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs on the order of 1 km thick. Later Basin and Range extensional tectonism related to the opening of the Gulf of California resulted in block faulting, uplift, erosion and the present day geomorphology of the belt. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults. A regional geologic map of the El Cubo Project area is presented as Figure 7-1.

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LEYENDA
QUATERNARY DEPOSITS
BASALTS MIOCENE
GABROIDIC INTRUSIONS MIOCENE
CLASTIC CONTINENTAL DEPOSITS MIOCENE
IGNIMBRITE OLIGOCENE
ANDESITE - RIOLITE VOLCANICS OF OLIGOCENE
CONGLOMERATES EOCENE
METAMORFHIC MESOZOIC BASEMENT
VEINS
FAULTS
JOINTS
DIKE SET
MINES
RANCH
ROADS
CONCESSIONS
SCALE
0 1000 2500 5000 10000
Meters
N
21° 10'
21° 05'
21° 00'
20° 50'
101° 25'
101° 15'
101° 10'
101° 05'
LA MINA
LA VIRGEN
CHOCOLATE
COPENHAGEN
BOLAÑITOS
LA LUZ
LA CEBADA
SAN ELIAS
GUANAJUATO
VALENCIANA
CATA
EL CUBILETE
SIRENA
SAN ANTON
EL CUBO
VILLALPANDO
EL NAYAL
SANTO NIÑO
LA TAPONA
FALLA DEL BAJIO
DEPARTAMENTO DE GEOLOGIA
MINERALIZACION DISTRITO GUANAJUATO
GEOLOGIA SUPERFICIE

Figure 7-1 Regional Geology of the El Cubo Project Area (EDR, 2016; Modified from Clark, 2009)

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The Guanajuato district is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks. There are three main northwest trending vein systems that cut these volcano-sedimentary sequences. The vein systems from west to east are known as the La Luz, Veta Madre and La Sierra systems. These systems are generally silver-rich with silver to gold ratios from 72:1 to 214:1. They are known along strike for 10 to 25 km.

The El Cubo mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. El Cubo is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at El Cubo is known to extend as much as 800 m vertically from 2650 m to 1850 m elevation. The location of the main veins and mines in the district are shown in Figure 7-1.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figure 7-2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of marine sedimentary rocks, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Guanajuato Formation conglomerates, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographic zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Figure 7-2 does not depict the Peregrina intrusive, which is a floored body (laccolith) at the contact of the Bufa Formation rhyolite and the Guanajuato Formation conglomerate. The uppermost portion of the Peregrina intrusive extends into the Chichíndaro Formation rhyolite. The thickness of each unit presented graphically in the stratigraphic section represents the maximum thickness of that unit in the vicinity of the El Cubo mine.

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Figure 7-2 Stratigraphic Column, Eastern Guanajuato Mining District

7.1.1	Esperanza Formation

The Esperanza Formation is composed of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic-to-basaltic lava flows, all weakly metamorphosed to phyllites, slates, and marble. The thickness of the formation exceeds 600m.

7.1.2	La Luz Formation

The La Luz Formation overlies the Esperanza Formation and consists mainly of interbedded clastic sedimentary rocks and massive and pillow tholeiitic basalts dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulfide occurrences have been reported. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite, which form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

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7.1.3	Guanajuato Formation (Eocene to Oligocene)

The red conglomerate characteristic of the Guanajuato Formation lies in unconformable contact with the Esperanza Formation and less frequently with the La Luz Formation andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units, all cemented by a clay matrix, with some interlayers of sandstone. Beds of volcanic arenites and andesitic lavas occur at the base of the conglomerate. The Guanajuato conglomerate is estimated to be between 1,500 and 2,000 m thick. Contemporaneous vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998) indicate that the unit is mid-Eocene to early Oligocene in age.

7.1.4	Loseros Formation (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within, and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.1.5	Bufa Formation (Cenozoic)

The Bufa Formation rhyolite is a felsic ignimbrite that is approximately 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At El Cubo, the Bufa rhyolite has three mappable units: a lower breccia overlain by dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The cliff-forming Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

7.1.6	Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks, including low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreatomagmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue color to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

The Calderones Formation overlies the Bufa Formation at El Cubo with a contact marked by a megabreccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz and Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

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7.1.7	Cedros Formation (Cenozoic)

Overlying the Calderones Formation is the Cedros Formation andesite, a 100 to 640-m thick unit, which consists of grey to black andesitic lava flows with interlayered red beds and andesitic to dacitic tuffs.

The Cedros Formation is entirely post-caldera and is widespread.

7.1.8	Chichíndaro Formation (Cenozoic)

The Chichíndaro Formation rhyolite is a sequence of domes and lava flows interbedded with poorly sorted volcanic breccias and tuffs. Fluidal porphyritic textures are characteristic in the domes and flows.

This lithologic unit is closely related to the hypabyssal Peregrina intrusion, and it ranges in thickness from 100 to 250 m. In places, the rhyolite domes contain disseminated tin and vapor-phase cavity-filling topaz distributed along the flow foliation.

The Chichíndaro rhyolite is the youngest volcanic unit in the Guanajuato mining district. Three K-Ar ages obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) date the unit at 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.1.9	Comanja Granite (Cenozoic)

The Comanja granite, though not observed at El Cubo, is a unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. It is Eocene in age and has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). These dates establish the youngest relative age for the Bufa formation, the youngest unit cut by the granite.

7.1.10	El Capulin Formation

The unconsolidated El Capulin Formation consists of tuffaceous sandstone and conglomerate overlain by vesicular basalt, all of Quaternary age.

7.2	Structure

The following paragraphs are modified from the summary of the structural setting of the Guanajuato mining district presented by Starling (2008) which focused on the Veta Madre but likely applies to the Sierra vein system that composes the El Cubo mine.

Pre-mineralization deformation during the Laramide orogeny (~80-40 Ma) resulted in west-northwest trending pre-mineral folds and thrusts in the Esperanza Formation as observed in the Cebada mine on the Veta Madre. Early post-Laramide extension (~30 Ma) was oriented north-south to north-northeast, and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north-northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone in conjunction with early stage intermediate-sulfidation style mineralization. Subsequent (~28 Ma) regional extension to the east-northeast-west-northwest resulted in basin and range-type deformation and block faulting, and is associated with a second phase of mineralization in the Guanajuato district.

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Along the Veta Madre vein system, ore shoots were controlled during early-stage mineralization by counter-clockwise jogs along the main structure and at intersections with west-northwest and northeast fault zones. These tended to generate relatively steep ore shoots plunging to the south along the Veta Madre.

During the second phase of mineralization, listric block faulting and tilting affected parts of the Veta Madre veins and new systems such as La Luz developed. The veins at La Luz appear to have formed asextensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits ore shoots have more than one orientation and that there are vertical gaps in ore grade.

Randall et al (1994) first proposed a caldera structure as a conceptual geologic model for the Guanajuato mining district, citing the presence of a mega-breccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, mega-breccia and topographic rim, all provide supporting evidence for this hypothesis.

Following caldera formation, normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. Within the Guanajuato mining district there are three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long. The other systems are subparallel to it. Mineralization occurs within these systems principally on normal faults oriented parallel to the main trend; however, at El Cubo northeast and east-west faults host important vein orebodies.

7.2.1	Local Structure

The El Cubo mine lies within the La Sierra fault system. Within this fault system, all three of the principal fault directions are present. Mineralized veins are found along the faults in each of these directions (Figure 7-3).

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Figure 7-3 Principal Veins in the Northern Portion of the El Cubo Project Area

The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections.

The east-west striking veins dip both north and south. The strike is commonly N85E°-N75°W and can be seen truncating the northwest structures. Examples of the east-west veins are Alto de Villalpando, a splay of the Villalpando vein, and the San Nicolas (north-dipping) and San Eusebio (south-dipping) veins. The latter two veins have relatively high gold content.

Northeast-striking veins are transverse veins that tend to have a higher gold content than the other veins. These veins normally have a southerly dip. At El Cubo, La Reina and Marmajas are examples of this series.

Veins striking north-south represent the youngest fault set and dip either east or west. These faults mostly contain veins with short strike lengths that cut the transverse series. They have enriched gold and silver values, especially in gold near the intersection of the two fault systems. The Cebolletas fault strikes north-south and dips to the east, and may host an important gold-rich orebody, especially where it intersects the Villalpando vein.

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7.3	Local Geology

All of the geological formations associated with the Guanajuato district occur in the El Cubo mine area, except for the Esperanza Formation and the Comanja granite. The stratigraphic sequence at El Cubo is cut by an intrusive body called the Peregrina laccolith.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at El Cubo strike parallel to the Veta Madre system.

Mineralized veins at El Cubo occur in multiple formations, and are not rock type-specific. The principal host rocks for economic mineralization are the Guanajuato Formation conglomerate and the Bufa Formation rhyolite. In the new Dolores 2 discovery area, the major host rocks are the Calderones Formation and the Bufa rhyolite in fault contact along the Dolores fault-vein structure.

El Cubo mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. From 2009 through 2011, drilling tested a possible offset of the Dolores orebody on the east-west striking Capulin fault (Figure 7-4). The Dolores 2 vein was discovered on the south (downthrown) side of the fault. Mineralization also occurs in the Capulin fault and several surface holes have partially tested its extents.

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Figure 7-4 Capulin Fault- Calderones Formation (left) Juxtaposed the La Bufa Formation (right)

Veins which formed in relatively open spaces are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open pit exists on the Dolores vein in the vicinity of the El Tajo mill (Figure 7-5).

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Figure 7-5 View Looking North toward the El Tajo Mill and Dolores Adit Showing Trace of Dolores Vein
Contact between La Bufa Rhyolite and Calderones Formation and Exploration Drilling Platforms

There are 37 veins within the El Cubo mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1825 m. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Several transverse, northeast-striking veins with high grade gold mineralization also occur (Figure 7-3, Marmajas, La Reina, and San Juan de Dios). The known extent of these veins is limited by the lack of development and exploration drilling. The veins are generally 1 to 2 m wide, with some mineralized breccia zones up to 10 m wide. Several high grade veins are only 10 to 20 cm wide.

Most of the veins dip steeply at about 70° to 90°, but some of the northwest striking veins, dip at shallower angles of 50° to 60°. Figure 7-6 shows a typical underground exposure of the Dolores 2 vein (Area 2).

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Figure 7-6 Dolores 2 Vein, Area 2, Showing Width and Dip of Structure

7.3.1	Alteration

Silicification is encountered in and within several meters of all of the major mineralized veins at El Cubo. The San Nicholas vein system occurs as a topographic high in part due to the durability imparted by intense silicification of the vein system wall rocks. Argillic alteration has bleached the unaltered grey surface of the Cubo-Peregrina rhyolite dome to white in the vicinity of mineralized veins. The presence of abundant clay minerals in the upper levels of the El Cubo mine are consistent with acid sulphate alteration due to boiling. Grey sericite alteration is more typical of deeper alteration zones. Sericitic alteration is especially noticeable on the Villalpando vein near its contact with the conglomerate of the Guanajuato Formation. The grey sericite alteration contrasts with the dark chloritic alteration encountered in the andesitic Calderones tuff. Adularia is present in the El Cubo veins and is more common in the northwest striking veins. Amethyst gangue occurs in some abundance in the Dolores, San Francisco, and Villalpando veins, over a vertical range of more than 450 m (Figure 7-7). Wall rock alteration is intense and can be a useful guide in prospecting.

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Figure 7-7 San Francisco Vein, Stope 3-430, Showing Principal Banded Quartz-Amethyst Vein

7.4	Mineralization

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Most production is extracted from two of the principal district vein systems, the Veta Madre (Las Torres lease only) and La Sierra (El Cubo mine), which are illustrated in Figure 7-1 and Figure 7-3. Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Vein intersections are locally the site of important historic bonanzas, notably the San Nicolas-Villalpando intersection, nearly perpendicular, and the intersections of various named splays along the principal El Cubo vein, the Villalpando vein. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

Primary economic mineralization at El Cubo is gold and silver. During World War II, some selenium was recovered and sold (Clark, 2009). Base metal values are generally absent, except for small amounts of chalcopyrite. El Cubo appears to be a low sulfidation system with pyrite but no arsenopyrite.

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The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

A vertical mineralogical zonation occurs in the vein system. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite.

The gold/silver ratio in the more gold-rich veins typically ranges from 1:15 to 1:30. The gold/silver ratio in the silver rich veins typically ranges from 1:60 to 1:150, and sometimes higher. The overall gold/silver ratio for the 37 veins included in the resources and reserves is 1:64. The metal zoning appears to be related, at least in part, to elevation. Ranges for gold/silver ratios at El Cubo vary from 1:10 to 1:20 in upper mine levels, from 1:40 to 1:50 in middle mine levels; and 1:100 to 1:150 at depth. Veins are barren below an elevation of about 1800 m.

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El Cubo Project	Deposit Types

8.	DEPOSIT TYPES

The following description of the mineral deposit type associated with the El Cubo mine property is excerpted from the technical report prepared by Cameron (2012). HRC has reviewed the geologic data and information available, and finds the descriptions and interpretations provided herein reasonably accurate and suitable for use in this report.

The Guanajuato silver-gold district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

Epithermal systems form near the surface, usually in association with hot springs, and to depths on the order of a few hundred meters. Hydrothermal processes are driven by remnant heat from volcanic activity. Circulating thermal waters rising up through fissures eventually reach a level where the hydrostatic pressure is low enough to allow boiling to occur. This can limit the vertical extent of the mineralization, as the boiling and deposition of minerals is confined to a relatively narrow range of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, imparting cyclical vertical movement of the boiling zone and resulting in mineralization that spans a much broader range of elevation.

As the mineralizing process is driven by filling of void spaces and fissures, mineralization geometry is affected by the permeability and orientation of the host structures. Mineralization tends to favor dilatant zones in areas where fractures branch or change orientation, which may be driven, in turn, by wall rock competency and/or relative hardness of individual strata.

Low-sulfidation epithermal veins in Mexico typically have a well-defined, sub-horizontal ore horizon about 300 m to 500 m in vertical extent, where high grade ore shoots have been deposited by boiling hydrothermal fluids. The minimum and maximum elevations of the mineralized horizons at the El Cubo mine have not yet been established precisely, but historic and current production spans an elevation range from 1850 to 2650 m.

Silver and gold are generally zoned to some extent in epithermal vein deposits, and mineralization at El Cubo is no exception. The gold-to-silver ratio varies from 1:30 in the upper reaches of the deposit (typified by San Nicolas, Area 1) to 1:100 in the deeper parts of the mine (typified by Peregrina, Area 4, and Dolores 2, Area 2).

Low-sulfidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted either by the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel along discrete fractures creating vein deposits, or it can travel through permeable lithology such as poorly welded ignimbrite flows, where it may deposit its load of precious metals in a disseminated fashion. In general, disseminated mineralization is found some distance from the heat source.

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9.	EXPLORATION

9.1	EDR Exploration Prior to 2016

Exploration activities conducted by EDR prior to 2016 are summarized in the following paragraphs, and are discussed in greater detail in the technical reports prepared by Munroe (2014, 2015) and HRC (2016).

During 2013, EDR’s conducted field exploration with the intent of completing the interpretation of local targets such as the Villalpando Gap, and included detailed mapping and sampling in the Dolores North, Central La Loca, La Loca North and Asunción - Villalpando (south of the Capulin Fault). Geological mapping and sampling was also conducted on regional targets including Cebolletas-Villalpando, South-Violeta (Villalpando vein) and the Cabrestantes-Nayal veins. During exploration carried out in 2013, a total of 4,968 rock/soil samples were collected and sent for analysis.

In 2014, field exploration was mainly focused on the Cubo North area (Monte San Nicolas, San Amado, La Fragua and Villalpando North), but exploration was also conducted in the Cubo Central (Reyna-Panal-Soledad & Alicia) and Cubo South (Villalpando South area) areas. Detailed geological mapping, trenching, soil geochemical grid and sampling was completed with the objective of defining targets with potential for mineralization, and subsequent development of future drilling programs. During exploration carried out in 2014, a total 5,545 rock/soil samples were collected and sent for analysis.

In 2015, EDR spent US $1,686,569 (including property holding costs) on exploration activities, including drilling, at the El Cubo Project. Field exploration activities at El Cubo were mainly focused on the Cubo North area, with the intent of continuing to define targets of interest for possible future drilling programs. Geological mapping, trenching and sampling were also conducted in the Cubo Central and Cubo South areas, as well the surrounding Nayal-Cabrestantes, Los Pinguicos, Olga Margarita-Janet, La Providencia and El Eden areas. During exploration carried out in 2015, a total of 4,468 rock/soil samples were collected and submitted for analysis.

9.2	2016 Exploration Activities

In 2016, Endeavour Silver spent US $1,060,668 (including property holding costs) on exploration activities mainly in the Nayal-Cabrestantes, Asunción (Villalpando vein) and Cubo Central areas. Local exploration activities were mainly focused on the Nayal-Cabrestantes and Cubo North (Las Palomas Claim) areas, with the intent of defining targets of interest for possible future drilling programs. Regional exploration was also conducted over the surrounding claims owned by EDR, to define possible targets of interest near current operations in the vicinity of Guanajuato City.

Local and regional exploration activities consisted of geological mapping, trenching and sampling, with a total of 1,200 rock samples were collected and submitted for analysis. The target areas explored during 2016 are shown in Figure 9-1.

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Figure 9-1 Surface Map showing 2016 Exploration Targets

9.2.1	Cubo North

During 2016, geological mapping and sampling conducted in the Cubo North area were mainly focused in the southwest part of Las Palomas Claim (Figure 9-2).

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Figure 9-2 Surface Map showing Exploration Targets at the Cubo North area.

Reconnaissance mapping was conducted in order to delineate the alteration zones in the area of soil sampling lines (with anomalous values), and a total of 35 rock samples were collected and submitted for analysis. Surface sample locations are shown on Figure 9-3, and associated assay results are summarized in Tables 9-1 and 9-2.

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Figure 9-3 2016 Cubo North Surface Sample Locations

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Table 9-1 Significant Assays for Rock sampling in the Las Palomas area

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
CUB-3948	0.20	Afloramiento	Sedimento laminares y relicticos Qz. Sed alterados a arcillas	<0.005	<0.2
CUB-3949	0.20	Afloramiento Cata	Sed laminraes estratificados con Qz + min oscuros Qz Gris	0.11	1
CUB-3950	0.20	Afloramiento Cata	Sed laminares estratificados argilizacion moderada + Ox rojizo	0.01	<0.2
CUB-3951	0.50	Afloramiento Cata	Sed laminares estratificados estrato mod arg + ox debil + FeOMn	0.01	0.2
CUB-3952	0.20	Rodados	Rodados cercanos a Cata sedimentos con Ox + Patina metalica Arg debil, cubierto aluvion	<0.005	1
CUB-3953	0.20	Bocamina	Sedimentos laminares esquistosos Bajo	0.09	13
CUB-3954	0.20	Bocamina	Sedimentos laminares aunmenta alteracion argilica minerales oscuros entre laminas	0.04	7
CUB-3955	0.20	Bocamina	Aumenta argilizacion + Ox ocre debil	0.06	5
CUB-3956	0.20	Rodados	Afuera de bocamina macizo rocoso rodado Alt Ox + Sedim ?	0.05	2
CUB-3957	0.20	Rodados	Sedimento rodado textura oquerosa alt muy fte Arg y Ox ocre y rojiza	0.03	2

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Table 9-2 Significant Assays for Rock sampling in the Las Palomas area

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
CUB-3958	0.40	Afloramiento Sed arroyo	Sed 50° Az Buz NW Dip 15° Vllas Qz Bco interestratificadas Alt oquerosa	0.01	0
CUB-3959	0.20	Afloramiento Sed arroyo	Capas de Sed alterados suelo? Arg W + Ox	<0.005	0
CUB-3960	0.50	Afloramiento Sed arroyo	Aluvion arcillas Ox ocre Sed craquelados	0.01	<0.2
CUB-3961	0.50	Afloramiento Sed arroyo	Sed alterados Vllas intercaladas alt Arg Ox Fte Alt Arg + Ox	<0.005	<0.2
CUB-3962	0.65	Afloramiento Sed arroyo	Aumenta lleo Qz Bco intraformacional	<0.005	<0.2
CUB-3963	0.65	Afloramiento Sed arroyo	Sed 1 Vlla 20 cm Qz intraformacional Bco.	<0.005	0
CUB-3964	0.20	Grasero	Muestra Chips en Grasero oquedades fundicion	0.13	27
CUB-3965	0.20	Grasero	Muestra Chips en Grasero oquedades fundicion	0.33	62
CUB-3966	0.40	Volcanico Sil	Cuerpo Volcanico Siil alterado limonita en linea de muestreo 2. Pos valores	0.23	6
CUB-3967	0.30	Volcanico Sil	Otra muestra Volc Sil capa de Alt limonita. Veinlets Qz Ox	0.20	4
CUB-3968	0.55	Cata	Sed Ox Limonita linea de muestreo con muestra CUB-3951	0.01	0.4
CUB-3969	0.65	Cata	Sed Ox Limonita linea de muestreo con muestra CUB-3952	0.02	0.2
CUB-3970	0.50	Obra	Sed Obra ~40 m Prof Rmbo 350 Buz NE 45° Dip 5-20°	0.01	0.2
CUB-3971	0.80	Obra	Bajo Sed alteracion pervasiva limonita, Anglesita?	0.27	49
CUB-3972	0.55	Obra	Alto Sed alteracion pervasiva limonita, min Pb + Cristales de Yeso	<0.05	36
CUB-3973	0.80	Obra	Bajo Sed alteracion pervasiva limonita, Anglesita? + Cristales de Yeso	<0.05	22
CUB-3974	0.90	Obra	Alto Sed alteracion pervasiva limonita, min Pb + Cristales de Yeso	<0.05	63
CUB-3975	0.70	Obra	Bajo Sed alteracion pervasiva limonita, Anglesita? + Cristales de Yeso	<0.05	43
CUB-3976	0.50	Obra	Alto Sed alteracion pervasiva limonita, min Pb +Sulfato de Yeso?	<0.05	50
CUB-3977	0.20	Terrero	Sed alt limonita fuera de lote	0.13	8
CUB-3978	0.20	Terrero	Sed alt limonita fuera de lote	0.02	5
CUB-3979	0.20	Terrero	Sed alt limonita fuera de lote	0.30	9
CUB-3980	0.2	Terrero	Terrero Ox Frag Sed deleznables min Pb.	0.79	131
CUB-3981	0.2	Terrero	Terrero coloracion grisaceo Ox alt mod.	0.67	56
CUB-3982	0.2	Terrero	Terrero Sed Esquistosos min Pb? + Ag	0.54	39

9.2.2	Cubo South

During 2016, geological mapping and sampling conducted in the Cubo South area were mainly focused in focused on the Cabrestantes & Nayal areas (Figure 9-2).

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Figure 9-4 Surface Map showing Exploration Targets at the Cubo North area

In the Cabrestantes area, exploration activities were focused on defining projections of the Cabrestantes II and Purisima detachment structures toward the Minas Viejas (EDR) concession (Figure 9-5), with some attention also given to the San Juan adit. A total of 140 rock samples were collected and submitted for analysis, and associated assay results are summarized in Tables 9-3 through 9-6.

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Figure 9-5 2016 Surface Exploration in the Cabrestantes Area

Table 9-3 Significant Assays for Rock sampling in the Purisima vein area

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
CUB-3860	0.35	Traza Veta Purisima	Falla+Riolita Bufa microvetillas Qz+sil mod+arg mod+ox debil+MnO	3.99	43
CUB-3858	0.20	Traza Veta Purisima	Falla+Riolita Bufa+Qz bco+arg mod+ox debil+MnO	6.11	56
CUB-3859	0.70	Traza Veta Purisima	Riolita Bufa color rosa+sil mod+ox debil+arg mod+MnO	0.09	8
CUB-3899	0.44	Traza Veta Purisima	Bajo reliz falla+Tca+arg debil+ox mod+MnO	0.03	1
CUB-3900	0.75	Traza Veta Purisima	Alto Reliz falla+vetilla mm Qz bco+sil mod+Tca+ox mod	0.04	3
CUB-4111	0.95	Traza Veta Purisima	Bajo reliz+Riolita Bufa rosa claro+Sil Fte+ox Fte+Hem+MnO	0.02	4
CUB-4112	0.50	Traza Veta Purisima	Bajo reliz+Riolita Bufa rosa claro+Sil Fte+ox Fte+Hem+MnO	0.03	7
CUB-4113	0.70	Traza Veta Purisima	Bajo reliz+Riolita Bufa rosa claro+Sil Fte+ox mod- Fte+Py ox+arg debil+MnO	0.06	1
CUB-4114	0.70	Traza Veta Purisima	Alto reliz+Riolita Bufa rosa claro+Sil Fte+ox mod- Fte+arg debil+MnO	0.02	3

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Table 9-4 Significant Assays for Rock sampling in the detachment of Purisima vein area

Sample ID	Width (m)	Structure	Description	Au (g/t)	Au (g/t)
CUB-3855	0.30	Desp al bajo de Veta Purisima	Bx Qz bco en andesita Cedros	0.37	80
CUB-3856	0.20	Terrero	Fgtos Qz bco+ox mod+MnO	0.72	118
CUB-3857	0.30	Vt	Vetilla Qz bco+ox mod	2.68	377
CUB-3891	0.70	Vetilleo en Trb	Vetilla Bx Qz oqueroso+calcedonico+bandeado+Fgtos Trb arg+sil Fte+ox mod-Fte+MnO	0.16	17
CUB-3894	1.09	Zona Alteracion	Riolita Bufa+sil Fte+microvetillas Qz crist+arg debil+ox mod-Fte+puntos finos Py ox+MnO	0.03	17
CUB-3895	0.65	Zona Alteracion	Riolita Bufa+sil Fte+microvetillas Qz crist+arg debil+ox mod-Fte+MnO	0.02	10
CUB-3896	0.70	Zona Alteracion	Riolita Bufa+sil Fte+Qz+arg debil+ox mod-Fte+MnO	0.78	45
CUB-3898	1.00	Zona Alteracion	Riolita Bufa+sil Fte+Qz drusas+ox mod-Fte+MnO	0.47	20
CUB-4105	0.20	Terrero	Fgtos Qz bco lechoso crist+drusas+arg debil+ox mod- Fte+Lim-Hem+MnO	0.59	62
CUB-4107	0.20	Terrero	Fgtos Qz bco lechoso crist+drusas+arg debil+ox mod- Fte+Lim-Hem+MnO	0.33	19
CUB-4108	0.20	Terrero	Fgtos Qz bco crist rosado+calcedonico+drusas+arg debil+ox mod-Fte+MnO	1.80	42
CUB-4109	0.20	Terrero	Fgtos Qz bco crist rosado+calcedonico+drusas+arg debil+ox mod-Fte+MnO	0.51	15
CUB-4110	0.20	Terrero	Fgtos Qz bco crist rosado+calcedonico+drusas+arg debil+ox mod-Fte+MnO	0.44	19
CUB-4131	0.25	Bx (Contacto Trb\Tca)	Bx al alto en cto Trb\Tca+fgtos Tca cementados Qz bco crist+ox mod-fte+MnO	0.55	35
CUB-4135	0.20	Falla	Alto de falla+Bx Qz bco+sil fte+arg debil+ox debil	0.51	26

Table 9-5 Significant Assays for Rock sampling in the detachment of Cabrestantes II vein area

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
CUB-3863	0.75	Traza Desp. II de Veta Cabrestantes	Vetilleo mm Qz crist+Riolita Bufa+sil mod-Fte+ox mod- Fte+Lim-Hem+arg debil+MnO	0.27	42
CUB-3873	0.50	Bx	Bx Qz vugy+ crist+ amatista+arg debil+sil Fte+clorita+MnO	0.72	35
CUB-3874	0.60	Bx	Bx Qz crist drusas+fgtos Trb arg+ox mod- Fte+clorita+MnO	0.98	19
CUB-4151	0.50		Ry matriz afanitica frags de Qz trsl vt mm Qz trsl Py dis <1% FeO W dis	0.16	20
CUB-4152	0.45		Zona silicificada en Ry poco brechada vt de Qz trsl y matriz de Qz bco Py dis 0-1% con trazas de pos Argentita	3.48	91
CUB-4174	0.90	N32ºW/70ºSW AL BAJO DE DESP. II CABRESTANTE. ZONA DE SIL	Vn? matriz Qz bco-trsl con frags de Qz bco Py incipiente FeO W en fracts	0.09	20
CUB-4181	0.50		Vn txt Bx matriz de Qz trsl con frags de Qz bco Py fina dis 0-1% FeO W en fracts	0.38	68
CUB-4182	0.30	N25ºE/70ºNW	Vn matriz de Qz bco con vt mm de Qz trsl con frags de Qz trsl Py dis 0-1% FeO W en fracts	0.26	41
CUB-4184	0.60		Zona de Arg S con vt de Qz bco-trsl alto contenido de caolín FeO W dis	1.56	33

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Table 9-6 Significant Assays for Rock sampling in the San Juan Adit area

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
CUB-3866	0.20	Terrero (Sup. Socavon San Juan)	Fgtos Qz bco crist+calcedonico+oqueroso+Fgtos Riolita Bufa+Sil Fte+Ox mod+MnO	1.15	52
CUB-3867	0.20	Terrero (Sup. Socavon San Juan)	Fgtos Qz bco crist+calcedonico+oqueroso+Fgtos Riolita Bufa+Sil Fte+Ox mod+MnO	1.52	145
CUB-3868	0.20	Terrero (Sup. Socavon San Juan)	Fgtos Qz bco crist+calcedonico+oqueroso+Fgtos Riolita Bufa+Sil Fte+Ox mod+MnO	4.90	152
CUB-3869	0.20	Terrero (Sup. Socavon San Juan)	Fgtos Qz bco crist+calcedonico+oqueroso+Fgtos Riolita Bufa+Sil Fte+Ox mod+MnO	0.99	36
CUB-3870	0.20	Terrero (Sup. Socavon San Juan)	Fgtos Qz bco crist+calcedonico+oqueroso+Fgtos Riolita Bufa+Sil Fte+Ox mod+MnO	3.17	76
CUB-3875	0.20	Terrero (Sup. Socavon San Juan)	Fgtos Qz bco crist+Sil Fte+Ox mod-Fte+MnO	0.89	86
CUB-3876	0.20	Terrero (Sup. Socavon San Juan)	Fgtos Qz bco crist+Sil Fte+Ox mod-Fte+MnO	2.40	150
CUB-3877	0.20	Terrero (Sup. Socavon San Juan)	Fgtos Qz bco crist+Sil Fte+Ox mod-Fte+MnO	3.55	106
CUB-3878	0.20	Terrero	Fgtos Qz bco oqueroso+Sil Fte+Ox mod- Fte+MnO	0.99	49
CUB-3879	0.20	Terrero	Fgtos Qz bco oqueroso+Sil Fte+Ox mod- Fte+MnO	0.75	44
CUB-4138	0.20	Terrero (Socavon San Juan)	Fgtos Qz bco crist+vugy+sil fte+arg debil+Ox debil	3.46	132
CUB-4139	0.20	Terrero (Socavon San Juan)	Fgtos Qz bco crist+calcedonico+amatista+arg debil+MnO+Ox debil	4.21	153
CUB-4140	0.20	Terrero (Socavon San Juan)	Fgtos Qz bco crist+sil Fte+Ox debil+MnO	1.50	102

In January 2016, geological mapping and sampling of the El Bosque vein was conducted along newly constructed roads in the Nayal area (Figure 9-6). A total of 56 rock samples were collected and submitted for analysis, and associated assay results are summarized in Tables 9-7 and 9-8.

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Figure 9-6 2016 Surface Exploration in the Nayal Area

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Table 9-7 Significant Assays for Rock sampling in the El Bosque area

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
CUB-4023	0.30	VETILLA	Vetilleo-Sw Qz Bco y cristalino con Ox en contactos y Py trazas	0.03	0.3
CUB-4024	0.70		Zona Oxidacion limonita-manganeso en fracturas	0.11	<0.2
CUB-4028	0.30	VETILLA	Qz Bco con Ox en conatctos y fracturas	0.53	2
CUB-4030	0.40	VETA	Qz Bco y Cristalino, Con Ox en fracturas Ag???	1.06	12
CUB-4031	0.60	VETILLA-BX	Qz Bco y Gris posibles sulf. Ag.	0.38	5
CUB-4032	0.75		Zona de alteracion Sil-Ox con vetillas de Qz Bco y Py trazas	1.04	16
CUB-4033	1.10	BRECHA	Zona de alteracion Brecha, Sil-Ox, arcillas en cavidades	0.56	11
CUB-4036	1.10	VETILLA	Zona de alteracion OX-Sil con vetilleo fina de Qz	0.10	2
CUB-4039	1.00		Zona Silicificada con Ox Limonita-mangneso en fracturas	0.12	14
CUB-4043	1.20		Bajo, Zona de alteracion silica con vetillas finas de Qz y Ox en fracturas pos. Sulf	0.17	2
CUB-4045	1.20	EL BOSQUE VEIN	Qz Bco + Gris masivo, posibles sulf. Ag, Ox en fracturads	0.09	1
CUB-4046	0.90	EL BOSQUE VEIN	Qz Bco y Gris masivo, Sulfuros dis Ag, y Ox en fracturas	0.30	20
CUB-4047	0.80		Vetilleo fino de Qz Bco y oxidos en fracturas + arg.	0.20	6
CUB-4048	0.90		Zona de alteracion Sil-Ox, Py trazas	0.37	17
CUB-4050	1.20		Zona de alteracion Ox-Arg	0.12	4
CUB-4053	1.50		Zona de oxidacion manganeso- limonita con fragmentos de Qz bco	0.14	5
CUB-4054	1.50		Zona de oxidacion manganeso- limonita con fragmentos de Qz bco	0.11	20
CUB-4055	1.50		Zona de oxidacion limonita.	0.35	101
CUB-4056	0.90		Zona de alteracion Sil-Ox y vetilleo fina de Qz + Py diseminada	0.12	6

Table 9-8 Significant Assays for Rock sampling in the hanginwall of the Georgina area

Sample ID	Width (m)	Structure	Description	Au (g/t)	Ag (g/t)
CUB-4015	1.00	VETILLA	Vetilleo fino de Qz + Ox rellenado fracturas	0.22	2
CUB-4018	1.10	BRECHA	Zona de alteracion Arg- Ox con Bx Qz Bco	0.20	4
CUB-4020	0.30	VETA	Veta-Brecha de Qz Bco, con Ox limo-Hemat. + Arg.	0.03	0.4

9.2.3	Regional Exploration

9.2.3.1	Los Pinguicos

Regional exploration was conducted on the Los Pinguicos claim (EDR) located to the south of Guanajuato City. A total of 370 rock samples were collected from the following structures:

•	Gavilanes fault - 2.5 km trace at surface trending N20°W to N40°W
•	Trompetero fault – 2.0 km trace at surface trending N25°W to N45°W
•	Unnamed fault between Gavilanes and Trompetero – 250 m trace at surface trending N48°W to N70°W

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•	Tatalayo fault – 1,000 m trace at surface trending N30°W to N45°W
•	El Pinguico vein/fault – 3.5 km trace at surface trending N10°W to N35°W
•	Camadres fault – 2 km trace at surface trending N55°E to N75°E
•	Calderones fault – 800 m trace at surface trending N85°E
•	Unnamed fault perpendicular to El Pinguico – 700 m trace at surface trending N75°E
•	La Rayada fault – 2.2 km trace at surface trending N75°E to N80°E

The structures explored within the Los Pinguicos area are presented in plan view in Figure 9-7. Sampling results are shown on Figures 9-8 and 9-9.

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SURFACE MAP
LOS PINGUICOS CLAIM AREA
LOS PINGUICOS
T-214742
LAS COMADRES FAULT
LAS COMADRES FAULT
GAVILANES FAULT
TATALAYO FAULT
EL TROMPETERO FAULT
CALDERONES FAULT
LA RAYADA FAULT
TATALAYO FAULT
GAVILANES FAULT
EL PINGUICO VEIN
EL ALACRAN VEIN
N
SAMPLING PINGUICO
Als Chemex Au_ppm
> 1 (11)
0.5 to 1 (9)
0.3 to 0.5 (6)
0.1 to 0.3 (12)
0.05 to 0.1 (16)
0.01 to 0.05 (52)
0.005 to 0.01 (612)
ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS
ROADS
ENDEAVOUR

Figure 9-7 Assay Results (Au) for 2016 Los Pinguicos Surface Samples

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265500-E
266000-E
266500-E
267000-E
267500-E
268000-E
268500-E
269000-E
2323500-N
2323000-N
2322500-N
2322000-N
2321500-N
2321000-N
2320500-N
2320000-N
2319500-N
2319000-N
2318500-N
N
GAVILANES FAULT
EL TROMPETERO FAULT
TATALAYO FAULT
LAS COMADRES FAULT
LAS COMADRES FAULT
CALDERONES FAULT
LA RAYADA FAULT
TATALAYO FAULT
GAVILANES FAULT
EL ALACRAN VEIN
LOS PINGUICOS
T-214742
PINGUICO SAMPLING
ALS CHEMEX Ag
100 to 874 (8)
50 to 100 (10)
20 to 50 (14)
5 to 20 (13)
1 to 5 (23)
0.5 to 1 (33)
0.3 to 0.5 (34)
0 to 0.3 (583)
ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS
ROADS
SURFACE MAP
LOS PINGUICOS CLAIM AREA
ENDEAVOUR SILVER

Figure 9-8 Assay Results (Ag) for 2016 Los Pinguicos Surface Samples

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9.2.3.2	La Sauceda

Exploration activities in the La Sauceda area (Figure 9-9), southeast of the Guanajuato City, included reconnaissance geological mapping, surface sampling, and trenching. Results of field work in the La Sauceda area included identification of a number of structures of interest, as well as delineation of a variety of historic workings. A total of 432 surface samples and 167 trench samples were collected and submitted for analysis, and assay results are presented in Figures 9-10 and 9-11.

Figure 9-9 La Sauceda Area Concessions

Figure 9-10 Assay Results (Au) for 2016 La Sauceda Area Samples

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Figure 9-11 Assay Results (Ag) for 2016 La Sauceda Area Samples

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10.	DRILLING

Diamond drilling at the El Cubo mine is conducted under two general modes of operation: one by the exploration staff (surface exploration drilling) and the other by the mine staff (production and underground exploration drilling). Production drilling is predominantly concerned with definition and extension of the known mineralized zones in order to guide development and mining. Exploration drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs were used in the mineral resource and mineral reserve estimates presented in this report. To date, all drilling completed at the El Cubo mine has been diamond core.

10.1	Drilling Procedures.

Surface drillholes are generally oriented to intersect the veins as close to perpendicular as possible. The drillholes are typically drilled from the hanging wall, perpendicular to, and passing through the target structure into the footwall, and no drilling is designed for intercepts with angles less than about 30° to the target. Drillholes extend an average of 50 m beyond the target zone.

Underground Drillholes are typically drilled from the hanging wall, and are ideally drilled perpendicular to structures, but oblique intersection is required in some instances due to limitations of the drill station. Underground positive angled holes (up holes) are generally drilled from the footwall using the same criteria. All holes are designed to pass through the target and into the hanging or footwalls. Both surface and underground drillholes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by EDR geologists. Since 2010, surface holes are surveyed using a Reflex multi-shot down-hole survey instrument normally at 50 m intervals from the bottom of the hole back up to the collar. At underground drill stations, azimuth orientation lines are surveyed in prior to drilling. Inclination of underground holes is collected using the Reflex EX-Shot® survey device prior to starting drilling.

The survey data obtained from the drillholes are transferred to databases in Vulcan® and AutoCAD®, and are corrected for local magnetic declination, as necessary. Information for each drillhole is stored in separate folders.

Drill core is collected daily and is transported to the core logging facility under EDR supervision. The core storage facilities at El Cubo are well protected by high level security fences, and are under 24-hour surveillance by security personnel to minimize any possibility of tampering with the dill cores.

When assay results are received from the laboratory, they are merged into an Excel® spreadsheet for importation and interpretation in AutoCAD® software. The starting and ending point of each vein and/or vein/vein breccia intercept is determined from a combination of geology notes in the logs and assay results. Using approximate vein and drillhole orientation information a horizontal width is calculated for the intercept to be used as part of a Vertical Longitudinal Projection (“VLP”).

The centerpoint of the intercept, horizontal width, and gold and silver assay values are plotted on VLPs of each vein. These are used to guide further drilling, interpret mineralization shoots, and as the basis of polygonal resource estimation.

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10.2	EDR Core Logging Procedures

As the core is received at the core facility, geotechnical data is logged manually on paper sheets and entered into Excel®. The core is then manually logged for geological data and marked for sampling. Geological data and sample information are entered directly into Excel® spreadsheets.

10.3	EDR Drilling Programs and Results

10.3.1	Drilling Prior to 2015

Clark (2009) and Cameron (2012) describe exploration drilling prior t0 2013, which was carried out by or on behalf of AuRico and previous operators. Between 2012 and 2015, EDR’s drilling exploration efforts were focused on locating mineralized bodies over primary and secondary structures, mainly near the current production areas. Surface drilling was conducted over the Villalpando (Villalpando Gap, Asunción & Villalpando South), Dolores (Dolores North), La Loca & La Paz veins. The mine exploration drilling program was undertaken to determine the extent of additional mineralization near areas currently being mined. The principal targets were the Villalpando (Area II and IV) and Dolores (II) vein systems, though a number of other structures were also explored (Table 10-1). As of December 2014, a total of 72,969 m of drilling had been completed in 277 holes, with an associated 16,522 samples.

Table 10-1 EDR Drilling Summary, 2012 through 2014

Project Area	Number of Holes	Total Meters	Number of Samples Taken
Villalpando Gap	8	3,741.60	344
Dolores North	5	1,334.25	182
La Loca	6	2,534.60	153
La Paz	3	1,028.80	32
Asunción	92	36,982.00	8071
Villalpando South	11	4,781.15	543
Mine Exploration	152	22,566.80	7197
Total	277	72,969.20	16,522

During 2015, EDR completed a total of 7,178.55 m in 25 surface diamond drillholes at the El Cubo, with a total of 2,603 samples were collected and submitted for assays. Underground drilling completed by EDR in 2016 was conducted to evaluate mineralization along the Villalpando, Dolores, Soledad, and La Loca veins in areas near existing mine workings. All underground drilling was performed with EDR’s VERSA Kmb-4 drill rig. A total of 4,018.65 m were drilled in 22 underground holes in 2015.

10.3.2	2106 Surface Drilling

In 2016, Endeavour Silver spent US $1,060,668 (including property holding costs) on exploration activities mainly in the Nayal, Cabrestantes, and Asunción areas in a continuing effort to identify and evaluate mineralized zones as potential targets for further exploration. A total of 3,799 m were drilled in 13 surface diamond drill holes, and a total of 777 samples were collected and submitted for assay. Surface exploration drilling undertaken during 2016 is summarized in Table 10-2, and drillhole locations are shown in plan view on Figures 10-1 and 10-2. Surface drilling did not return significant results in either the Nayal-Cabrestantes or Asuncion areas.

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Table 10-2 Surface Drilling Activities in 2016

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Asunción	5	1,901.60	314
Nayal-Cabrestantes	8	1,897.60	463
Total	13	3,799.20	777

Figure 10-1 Surface map showing completed drill holes in the Nayal-Cabrestantes Areas.

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Figure 10-2 Surface map showing completed drill holes in the Asuncion Area.

10.3.3	2016 Underground Drilling

An underground drilling exploration program was also conducted in 2016 on targets (La Loca, Vein 274, SJD. La Paz and San Nicolás) located in close proximity to active mines. A total of 12 underground drill holes were completed for 1,710 m at the El Cubo Project (Table 10-3), and a total of 584 samples were collected and submitted for analysis. While drilling results are largely considered negative, drilling intercepts are summarized in Tables 10-4 through 10-8.

Table 10-3 Underground Exploration Drilling Activities in 2016

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Mine Exploration	12	1,709.90	584
Total	12	1,709.90	584

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Table 10-4 Summary of intercepts of the 2016 La Loca drilling results

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	La Loca Vein	133.45	140.40	6.95	1.8	4	0.04
CUDG-1003	La Loca Composite	136.05	140.40	4.35	1.1	5	0.05
	Including	139.70	140.40	0.70	0.2	13	0.06
	La Loca Vein	144.20	148.35	4.15	1.5	2	0.07
CUDG-1004	La Loca Composite	145.00	147.75	2.75	1.0	2	0.08
	Including	147.05	147.75	0.70	0.3	5	0.14

Table 10-5 Summary of intercepts of the 2016 SJD drilling results

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	San Juan de Dios ?	80.50	80.75	0.25	0.2	17	0.7
CUDG-1005	San Juan de Dios Composite	79.65	80.75	1.10	1.1	6	0.2
	Including	80.50	80.75	0.25	0.2	17	0.7
	SJD?	47.50	47.90	0.40	0.4	65	10.4
	SJD Composite	47.50	48.90	1.40	1.3	21	3.1
CUDG-1006	Including	47.50	47.90	0.40	0.4	65	10.4
	SJD Projection?	95.40	96.80	1.40	1.0	45	5.4
	Including	96.40	96.80	0.40	0.3	124	17.9

Table 10-6 Summary of intercepts of the 2016 Vein 274 drilling results

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	Vein 274	100.55	101.15	0.60	0.5	35	0.4
CUDG-1007	Vein 274 Composite	99.70	101.15	1.45	1.1	16	0.3
	Including	100.95	101.15	0.20	0.2	57	0.3
	Vein 274	105.30	105.60	0.30	0.3	215	1.4
CUDG-1008	Vein 274 Composite	105.30	106.50	1.20	1.0	123	0.9
	Including	105.30	105.60	0.30	0.3	215	1.4

Table 10-7 Summary of intercepts of the 2016 La Paz drilling results

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	La Paz Vein	166.80	167.75	0.95	0.9	2.3	0.01
CUDG-1009	La Paz Composite	166.20	167.75	1.55	1.4	1.5	0.01
	Including	166.80	167.75	0.95	0.9	2	0.01
CUDG-1010	No Vein Intercepts

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Table 10-8 Summary of intercepts of the 2016 San Nicolas drilling results

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
CUDG-1011	Veinlet	11.75	12.20	0.45	0.3	139	3.3
	San Nicolas	53.60	54.30	0.70	0.5	13	0.7
	San Nicolas Composite	53.60	55.25	1.65	1.2	7	0.3
	Including	53.60	54.00	0.40	0.3	16	0.6
CUDG-1012	San Nicolas Projection	46.90	55.50	8.60	5.5	1	0.02
	San Nicolas Composite	47.95	49.80	1.85	1.2	2	0.04
	Including	48.35	49.15	0.80	0.5	3	0.1
CUDG-1013	Fw San Nicolas?	89.60	92.00	2.40	0.8	51	1.0
	San Nicolas Vein	97.80	99.35	1.55	0.7	31	0.7
	San Nicolas Composite	96.90	99.35	2.45	1.0	21	0.5
	Including	98.70	99.05	0.35	0.1	78	2.0

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11.	SAMPLE PREPARATION, ANALYSES AND SECURITY

The sample data relied upon during completion of the mineral resource and reserve estimates presented in this report are from diamond drill core and underground chip channel samples.

11.1	Methods

11.1.1	Production Chip Channel Samples

El Cubo employs standardized procedures for collecting underground grade control chip samples, and these procedures are documented in a detailed, illustrated manual. Chip channel sampling is carried out daily in accessible stopes and development headings by mine sampling technicians. Samples are located by measuring with a tape from known survey points. The samples are taken perpendicular to the veins at 3m to 5m intervals along drifts. Sample locations are cleaned and marked with two parallel, red spray paint lines to guide the sampling. Chip samples are collected on all vein faces in drifts, crosscuts, raises, and stopes. On faces and raises they are taken perpendicular to the dip of the vein to approximate true width. Stopes are sampled across the roof (back) following the profile of the working.

The entire chip sample is divided into a number of discrete samples based on the geology (lithology). The simplest configuration is a single vein where the chip sample would be divided based on one sample of the wall rock on each side of the vein, and one sample of the vein. In more complex configurations, if there is more than one vein present, or it is divided by waste rock, then each of the vein sections is sampled separately. The chip samples are cut approximately 10 cm wide and 2 cm deep using a hammer and chisel. The rock chips are collected in a net, placed on a canvas, and any fragments larger than 2.5 cm are broken with a hammer. The maximum sample length is generally 1.5 m and minimum sample length is generally 0.2 m, though a few samples are taken over as narrow a width as 0.1 m.

The samples are sealed in plastic bags with a string and sent to the laboratory at Bolañitos. Samples which tend to be large, representing long sample intervals, can be too large for the bags provided and are reduced in size at the sample site to 1-2kg by quartering. Care is taken to collect all of the fines for the selected quarters. The samples are sealed in plastic bags and transported to the geology storage facility on surface. From there the samples are taken to the laboratory at the Bolañitos mine site by contracted transporter. Sample locations are plotted on stope plans using CAD software. The sample numbers and location data are recorded in a spreadsheet database. Upon receipt of assays, technicians and geologists produce reports used for day-to-day monitoring and grade control.

11.1.2	Exploration Sampling

EDR’s exploration staff are responsible for regional and mine exploration within the El Cubo mining district, including the management, monitoring, surveying, and logging of surface and underground diamond drilling.

Regardless of which program the core comes from, the process is the same. Core from diamond drilling is placed in boxes which are sealed shut at the drill site. EDR personnel transport the core to the core facility. Sample handling at the core facility follows a standard general procedure, during which depth markers are checked and confirmed; the outside of the boxes are labeled with interval information; core is washed and photographed; and the recovery and modified rock quality designation (RQD) are logged for each drillhole.

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All of EDR’s surface and underground exploration drillholes are processed at the exploration core facility (Figure 11-1).

A cutting line is drawn on the core with a colored pencil, and sample tags are stapled in the boxes or denoted by writing the sample number with a felt tip pen.

The core is split using a diamond saw (Figure 11-2).

Figure 11-1 Original EDR Exploration Core Storage Facility, Now Allocated to Regional Exploration

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Figure 11-2 One of Several Core Saws Located at the Exploration Core Facility

11.2	Sample Preparation and Analysis

Mine production sampling including plant feed samples, concentrate and doré, are sent to EDR’s in-house Bolañitos assay laboratory. The lab at Bolañitos is ISO certified (ISO-9001:2008) and is set up in a single facility at the Bolañitos mine with separate enclosed sections for sample preparation, fire assay with gravimetric finish, and atomic absorption facilities. The facilities are located within the Bolañitos Mine compound and operate 24 hours per day.

11.2.1	Exploration Drilling 11.2.1

Since EDR took control of CMC, all samples of rock and drill core are bagged and tagged at the El Cubo core facility and shipped to the ALS preparation facility in Zacatecas, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g split is then taken and pulverized to 85% passing 75 microns (-200 mesh).

The analysis procedures are summarized in Table 11-1.

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Table 11-1 Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	ALS Code
Core	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Ag	Aqua Regia and AA analysis	0.2 ppm	100 ppm	AA45AG
	Au, Ag (Samples >20ppm Ag AA45AG)	Fire Assays and Gravimetric Finish	0.05 ppm Au/ 5 ppm Ag	1,000 ppm Au / 10,000 ppm Ag	Au,Ag ME-GRA21
Rock	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Multielements (35 Elements)	Aqua Regia and ICP-AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb/ 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41
Soil	Au	Aqua Regia and ICP-MS Finish	0.001 ppm	1 ppm	TL42-PKG Au- TL42 + ME-MS41
	Multielements (51 Elements)	Aqua Regia and ICP-MS and ICP-AES Finish	0.002 ppm Ag / 0.01 ppm Cu, Pb and Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found at http://www.alsglobal.com.

In 2015, the average turn-around time required for analyses was approximately 2 weeks.

11.3	Sample Quality Control and Quality Assurance

11.3.1	Production Sampling

Sample quality assurance procedures underground include careful marking of the sample lines across the faces or backs of the heading, recording measurements from known points to accurately locate the samples, and measuring each sample length with a tape. Samples are collected carefully onto a canvas, conserving all material. Oversize pieces are broken up, then the sample is rolled, coned, and quartered at the sample site to reduce sample volume. Samples remain in the custody of the technicians and geologists who collected them until they are delivered to designated sample storage areas on surface. Samples from the Dolores Mine are stored for pickup at the geology storage area located in the Dolores Mine Patio. Samples from Sta. Cecilia and San Nicolas Mines are stored with security at the entrance to the mine patio. Samples are collected from each storage area by a contracted transporter and delivered to the assay lab on site at the Bolañitos mine.

Field duplicate samples are inserted at the frequency of about 1 in 20 chip lines. The last sample taken is a duplicate sample. The sample interval to be duplicated is chosen at random from one of the vein intervals. Waste duplicates are not collected. The sample is collected from a point approximately 10cm above the original sample. Duplicate samples are sent with the rest of the samples from the chip line.

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11.3.2	Production Samples

The QA/QC protocol for production samples involves repeat assays on pulp and reject assays, along with in-house prepared blanks. No commercially available standards were used in 2016.

Maximum-minimum scatter plots for duplicate samples are shown in Figure 11-3 through Figure 11-8. In general, results of the duplicate re-assays indicate a good correlation for silver and moderate to poor correlation for gold. Acceptable failure rate for pulp duplicates is 10%. Silver pulps show a 10% failure rate while gold shows a 45% failure rate.

Acceptable failure rate for reject duplicates is 20%. Silver rejects show a 33% failure rate while gold shows a 37% failure rate.

Finally, failure rate for mine duplicates is 30%. Silver duplicates show a 36% failure rate while gold shows a 45% failure rate.

Silver pairs with a mean value of 10x the detection limit were excluded. Gold pairs with a mean value of 15x the detection limit were excluded. The higher gold failure rate may be caused by low precision near the origin. Eliminating pairs that are close to detection will reduce the failure rate. Overall the results are acceptable but could be improved.

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Figure 11-3 Silver Pulp Duplicates

Figure 11-4 Gold Pulp Duplicates

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Figure 11-5 Silver Reject Duplicates

Figure 11-6 Gold Reject Duplicates

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Figure 11-7 Silver Field Duplicates

Figure 11-8 Gold Field Duplicates

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Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

No check assays from mine production were sent to secondary labs for analysis in 2015.

Coarse blanks monitor the integrity of sample preparation and are used to detect contamination during crushing and grinding of samples. Blank failures can also occur during laboratory analysis or as the result of a sample mix-up. A blank analysis ≥4 times the detection limit is considered a blank failure.

EDR submitted 857 coarse pulp blanks to the Bolanitos Mine Laboratory to monitor sample preparation during 2015. Blank samples had a failure rate of 18.2% and 27.2% for silver and gold, respectively.

11.3.3	Exploration Samples

During 2016, surface and underground drilling was supported by a QA/QC program conducted to monitor the integrity of all assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying is also conducted at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying the pulp, reject or both.

In 2016, a total of 1,361 samples, including control samples, were submitted during the drilling exploration program at El Cubo. A summary of sample type and number is shown in Table 11-2. A total of 70 pulps (~5%) were also submitted for check assaying.

The sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet, Figure 11-9.

Table 11-2 Summary of sample type and number used during the 2016 surface exploration program

Samples	No. of Samples	Percentaje (%)
Standards	73	5.4%
Duplicates	67	4.9%
Blanks	63	4.6%
Normal	1,158	85.1%
Total	1,361	100.0%
Check samples	70	5.1%

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Figure 11-9 Flow Sheet for Core Sampling, Sample Preparation and Analysis

11.3.3.1	Exploration Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. Commercial Enviroplug Coarse (1/4”) bentonite was used as the blank material. Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples. The control limit for blank samples is 10 times the minimum limit of detection of the assay method of the element: 0.05 ppm for gold and 2.0 ppm for silver. Only a limited number of blank samples returned assay values above the detection limits for gold and silver (Figures 11-10 and 11-11).

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Figure 11-10 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream

Figure 11-11 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream

11.3.3.2	Exploration Duplicate Samples

Duplicate samples are used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by EDR personnel at the core storage facility El Cubo. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling by first splitting the core in half and then crushing and dividing the half-split into two portions, which were sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or both. For the duplicate samples, graphical analysis shows a low correlation coefficient for gold (0.49) and satisfactory correlation coefficient for silver (0.86) . The low correlation is attributed to the narrow range between the sample values and the detection limit of the method; even though the variation is minimum in terms of units (ppm), the comparison between the two values (duplicate and original) shows, graphically, a low correlation.

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Scatter plots for gold and silver are presented as Figures 11-12 and 11-13.

Figure 11-12 Scatter Plot for Duplicate Samples for Gold

Figure 11-13 Scatter Plot for Duplicate Samples for Silver

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11.3.3.3	Standard Reference Samples

EDR uses commercial reference standards to monitor the accuracy of the laboratories. Standard reference material (SRM) has been purchased from CDN Resource Laboratories Ltd. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to EDR, along with a certificate of analysis for each standard purchased.

In 2016, a total of 73 standard reference control samples were submitted at an average frequency of 1 for each batch of 20 samples. Reference standards were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Five different standards were submitted and analyzed for gold and silver. Reference standard information for 2016 is summarized in Table 11-3.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-4.

Table 11-3 Reference Standards Used for Endeavour Silver’s Drilling Programs

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)
			Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
edr-36	CDN-ME-1101	Cdn Resource Lab	0.56	68	0.60	68
edr-38	CDN-ME-19	Cdn Resource Lab	0.62	103	0.67	100
edr-40	CDN-ME-1302	Cdn Resource Lab	2.41	419	2.49	416
edr-41	CDN-GS-2Q	Cdn Resource Lab	2.37	73	2.43	74
edr-42	CDN-ME-1408	Cdn Resource Lab	2.94	396	2.92	388

Table 11-4 Basis for Interpreting Standard Sample Assays

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or Calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

EDR’s criteria for a batch failure include:

•	A reported value for a standard greater than 3 standard deviations from the mean is a failure.
•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.
•	A blank value over the acceptable limit is a failure.

Results of each standard were reviewed separately. Most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS assays agrees well with the mean value of the standard. Examples of the control charts for the standard reference material generated by EDR are shown in Figures 11-14 through 11-23.

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Figure 11-14 Control Chart for Gold Assays from the Standard Reference sample EDR-41

Figure 11-15 Control Chart for Silver Assays from the Standard Reference sample EDR-41

Figure 11-16 Control Chart for Gold Assays from the Standard Reference sample EDR-42

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Figure 11-17 Control Chart for Silver Assays from the Standard Reference sample EDR-42

Figure 11-18 Control Chart for Gold Assays from the Standard Reference sample EDR-45

Figure 11-19 Control Chart for Silver Assays from the Standard Reference sample EDR-45

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Figure 11-20 Control Chart for Gold Assays from the Standard Reference Sample EDR-42

Figure 11-21 Control Chart for Silver Assays from the Standard Reference Sample EDR-42

11.3.3.4	Exploration Check Assaying

EDR periodically conducts check analyses in order to evaluate the accuracy of the primary laboratory. Random pulps selected from original core samples are sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures. EDR employs the BSI-Inspectorate laboratory in Durango, Mexico, for check analyses.

Correlation coefficients are high (>0.95) for both silver and gold, indicating a high level of agreement between the original ALS assay and the BSI-Inspectorate check assay. Figures 11-24 and 11-25 show the correlations between the values of gold and silver respectively.

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Figure 11-22 Scatter Plot of Check Assays for Gold

Figure 11-23 Scatter Plot of Check Assays for Silver

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11.4	Adequacy of Data

11.4.1	Adequacy of Mine Sampling Procedures

HRC concludes that the exploration and production sample preparation, security and analytical procedures are correct and adequate for the purpose of this Technical Report. The sample methods and density are appropriate and the samples are of sufficient quality to comprise a representative, unbiased database.

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12.	DATA VERIFICATION

The mineral resource and reserve estimates rely in part on the following information provided to HRC by EDR with an effective date of December 31, 2016:

•	Discussions with EDR personnel;
•	Personal investigation of the El Cubo Project office;
•	A surface exploration drilling database (2014-CAS) received as csv files;
•	An underground drilling database (DDH_NQHQ_2014);
•	Production channel sample database received as csv;
•	Modeled solids for veins Villalpando, Asuncion, Dolores, Dolores Alto, and Desp. Dolores by EDR;
•	Technical Report “NI43-101 Technical Report Resource and Reserve Estimates for the El Cubo Mines Project Guanajuato State Mexico” dated February 25, 2015 and authored by Michael J. Munroe, RM-SME;
•

Polygonal 2D long sections for veins 143, 178, 274, 680, 750 Alto, 995, Anabel, Desp. Anabel, Inmaculada, La Loca Antigua, Juan Diego, Marmajas, Poniente, San Fransico, Santa Frida, San Nicolas, and Villalpando Alto with resource and reserve calculations.

12.1	Database Audit

The surface drilling, underground drilling, and underground channel samples were combined into a single database for mineral resource estimation. HRC conducted a thorough audit of the current EDR exploration and operation sample databases. The following tasks were completed as part of the audit:

•	Performed a mechanical audit of the database;
•	Validated the geologic information compared to the paper logs;
•	Validated the assay values contained in the exploration database with assay certificates from the EDR Bolañitos mine laboratory; and
•	Validated the assay values contained in the 2D polygonal long sections by comparing with select, relevant historical assays and the original drawings.

HRC limited the audit to the rock-type, assay, drillhole collar, and survey data contained in the exploration database.

12.1.1	Mechanical Audit

A mechanical audit of the combined database was completed using Leapfrog Geo® software. The database was checked for overlaps, gaps, duplicate channel samples total drillhole length inconsistencies, non-numeric assay values, and negative numbers. The following list of drillholes were missing information:

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•	Missing Collar Coordinates

o	Underground Drilling

•	CUDG-00943A
•	CUDG-00948
•	CUDG-00952
•	CUDG-00963
•	CUDG-00964
•	CUDG-00965
•	CUDG-00967
•	CUDG-00968
•	CUDG-00969
•	CUDG-00970
•	CUDG-00971
•	CUDG-00972
•	CUDG-00973
•	CUDG-00974
•	CUDG-00975

•	No Assay Data

o	Surface Drilling

•	CAS-87

o	Underground Channel Samples

•	122067
•	123585
•	212472-74
•	433815-17
•	48835-38
•	421664-66
•	9378-81
•	170342-48
•	583448-52
•	115359
•	167460

A total of 103 surface drillholes, 22 underground drillholes, and 12,474 underground channel samples were imported into leapfrog for validation. Data with missing information were not used in the estimation of mineral resources.

12.1.1.1	Overlaps

Overlaps identified in the audit were corrected with EDR personnel.

12.1.1.2	Gaps, Non-numeric Assay Values, and Negative Numbers

The software reported missing intervals for silver and gold. Below detection limit samples are reported as a non-positive value of 0. All of the non-positive numbers (<0) were assumed to be non-sampled intervals and were omitted from the dataset. No non-numeric assays were encountered in the audit. Table 12-1 below summarizes the number of intervals imported, the number of missing intervals, the number of non-positive values and the number of valid assays for each element.

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Table 12-1 Database Import Summary

Element	Missing	Non-Positive Values	Assay Values
Ag (g/t)	10,423	5,618	50,706
Au (g/t)	10,437	7,986	50,692

12.1.1.3	Table Depth Consistency

The survey, assay, and geology tables maximum sample depth was checked as compared to the maximum depth reported in the collar table for each drillhole. No intervals exceeded the reported drillhole depths.

12.2	Certificates

HRC received original assay certificates in excel format for the samples collected in 2015 in the current database. A random manual check of 10% of the database against the original certificates was conducted. The error rate within the database is considered to be less than 1% based on the number of samples spot checked.

12.3	Adequacy of Data

HRC has reviewed EDR’s check assay programs and considers the programs to provide adequate confidence in the data. Samples that are associated with QA/QC failures are reviewed prior to inclusion in the production and exploration databases; however, in production there is not always sufficient time for corrective measures prior to exploitation of the stope being sampled. Improvements to the sampling procedures and QA/QC failure corrective measures may improve the overall sample quality of the production samples.

The laboratories are clean, well-documented, and appear to be working properly. HRC would however recommend that EDR install a Laboratory Information Management System (LIMS) to eliminate human error or correcting of values to an expected result. LIMS systems are proven to reduce errors in the sampling process that result in considerable money lost. This system will automate the QA/QC reporting for the geology department and the laboratory while reducing the time required to input data into a database for modeling.

Exploration drilling, sampling, security, and analysis procedures are being conducted in manner that meets or exceeds industry standard practice. All drill cores and cuttings from EDR’s drilling have been photographed. Drill logs have been digitally entered into exploration database organized and maintained in Vulcan. The split core and cutting trays have been securely stored and are available for review as needed.

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Processing Plants

El Cubo is an operating mine with a long history of milling and concentrating under various scenarios and in at least three different beneficiation plants.

During 2016 El Cubo mine operated the El Tajo flotation plant, which was commissioned in May 2013. The metallurgical processing is well understood at the Project, with recoveries averaging 88% for silver and 86% for gold over the last two years.

Besides El Tajo, CMC owns an abandoned plant, La Chirimitera, located approximately in 1.5 km to the north of El Tajo plant. The main equipment (crushers, mill, and filter) was dismantled and used in other projects by AuricoGold. In 2012 EDR recovered flotation cells, the vibratory screen and some conveyor belts from La Chirimitera plant which were used to facilitate expansion of the Bolañitos processing plant from 1,200 to 1,600 tpd.

13.2	Metallurgical Test Work

Various metallurgical test programs have been employed in the past with efforts focused on:

•	Improving sampling quality,
•	Stabilizing the processing operations (grinding size, flotation operations ),
•	Improving recovery by adjusting flotation reagents, applying gravity concentrate recovery,
•	Optimizing costs by identifying optimal feed grades and recoveries.

13.2.1	Mineralogical Analysis

Ore samples from 3 mine zones (Santa Cecilia, Rampa Dolores and San Nicolas) and of combined plant feed were analyzed at the University of San Luis Potosi in 2013, Table 13-1 and 13-2 summarize the results of these test. The combined plant feed sample includes ore from Bolañitos mine.

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Table 13-1 Mineralogical Analysis of El Cubo Ore Samples

Mineral	Santa Cecilia %	Rampa Dolores %	San Nicolas %	Plant feed %
Silver minerals	0.26	n.d.	0.01	0.03
Pyrite	1.22	n.d.	1.61	1.11
Pyrite-marcasite	n.d.	0.29	n.d.	n.d.
Arsenopyrite	n.d.	n.d.	0.13	0.01
Other sulphides	0.2	n.d.	n.d.	n.d.
Quartz	31	23.4	40	30
Calcite	14.3	40	n.d.	10
Iron oxides	n.d.	n.d.	0.21	n.d.
Aluminosilicates	25	n.d.	12	33.85
Feldspars	n.d.	35	46.1	n.d.
Silicates	28	n.d.	n.d.	n.d.
Metal Iron (Steel)	n.d.	1.23	n.d.	n.d.
Zinc oxides	n.d.	0.04	n.d.	n.d.

n.d. = none detected

Table 13-2 Distribution of Silver Minerals in Ore Samples and Size of Grains of Silver Minerals

Ore samples	Aguilarite Ag2(S,Se)	Agularite-Cu Cu12Sb4S12/Ag	Pirargirite Ag3SbS3	Argentite Ag2S
Santa Cecilia	85% <10 mm, Occluded in quartz	12%	3% <2 mm, Occluded in pyrite
Rampa Dolores	50% Occluded in pyrite			50% <10 mm, liberated
San Nicolas	100% <5 mm, occluded in quartz and pyrite
Cabeza planta	50% <60 mm, liberated	40% <7 mm, occluded in quartz and	10% <7 mm, occluded in quartz and

13.2.2	Gravity Concentration

Gravity concentration tests were started in January 2014. Preliminary mineralogical analysis at SGS showed a presence of native gold (electrum) in flotation tailings in particles between µm 10 µm to 90 µm, 78% of gold grains had exposion degree from 30% to fully exposed. Plant samples (flotation tailings, cyclone underflow, and old flotation tailings) were submitted to Falcon lab in Guadalajara to perform gravity concentration tests in January 2014. The tests did not show satisfactory results with poor recoveries.

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13.2.3	Concentrate Sale vs. Cyanide Leaching

In 2013 EDR conducted a study and found that the net smelter return of selling concentrate directly was higher than that of Dore production by cyanide leaching. As a result, Endeavour Silver selected and closed contracts with two concentrate traders. The first shipment of concentrate was made in March 2013.

13.2.4	Flotation Collectors

Various flotation collectors were tested at the lab scale, but did not show better performance than the Aerophine 3416 and 7310, which are currently in use.

13.2.5	Native Silver-Gold Flotation

A collector specially designed by Cytec to float native gold and silver (MaxGold) showed some improvement (1-2%) in gold recovery in lab scale. Plant testing was started in December 2013 and continued for a few months but the expected changes were not realized.

13.2.6	Metallurgical Accounting

Improved metallurgical accounting procedures were implemented in October 2013 and have continued through 2016. The process includes detailed procedures for measurement accuracy, targeted accuracy, data validation and redundancy, provisional data, in-process inventory, completeness and integration, transparency, auditability and documentation

13.3	Comments on Section 13

The El Cubo mine has a long history of successful operation and processing and has plans to continue. The QP is of the opinion that the level of metallurgical testing is appropriate for the duration of the life of the mine plan and is unaware of any processing factors or deleterious elements that could impact the potential economic extraction of metal from the El Cubo Mines ore.

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14.	MINERAL RESOURCE ESTIMATES

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. HRC estimated the mineral resource for the El Cubo Mine Project based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted (“ID”) algorithm. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to complete the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce the geologic model. The metals of interest at El Cubo are gold and silver.

The mineral resources reported here are classified as Measured, Indicated and Inferred in accordance with standards defined by Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves”, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. Classification of the resources reflects the relative confidence of the grade estimates.

14.1	Density

HRC applied a density of 2.5 t/m3 to convert volume into tonnage. The density is taken directly from the “NI43-101 Technical Report Resource and Reserve Estimates for the El Cubo Mines Project Guanajuato State Mexico” dated February 25, 2015, authored by Michael J. Munroe.

El Cubo staff apply a factor of 2.5 tonnes/ m3 to convert volume to tonnage. This is considered reasonable for the type of deposit and is based on long production experience and historic measurements.

14.2	Methodology

The El Cubo mineral resource is comprised of 37 individual veins, which are further subdivided according to area and modeling method. The mineral resources are estimated using either a Vertical Longitudinal Projection (VLP) 2-dimensional (“2D”) polygonal method (15 veins), or a 3-dimensional (“3D”) block model (22 veins). The 3D models have been split into 5 areas based on the vein location within the deposit. Table 14-1 summarizes the veins by modeling method and area.

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Table 14-1 Summary of Veins included in the Mineral Resource Estimate

VILLALPANDO SOUTH
Vein	Strike°	Dip°	Dip Direction°
VILLALPANDO	135	60	225
ASUNCION	135	62	225
SAN EUSEBIO	251	84	161
VILLALPANDO NORTH
Vein	Strike°	Dip°	Dip Direction°
VILLALPANDO	135	60	225
CONTRA	132	77	222
DEL NIÑO	112	66	202
SAN FRANCISCO	347	83	221
SAN FRANCISCO 1	109	82	19
DESP. SAN FRANCISCO	109	86	19
TUBEROS	149	68	239
750	264	60	354
DOLORES
Vein	Strike°	Dip°	Dip Direction°
DOLORES	137	53	227
DOLORES ALTO	127	77	217
DESP. DOLORES	134	48	224
SOLEDAD
Vein	Strike°	Dip°	Dip Direction°
REYNA ISABEL	103	78	13
SAN MIGUEL	129	48	39
SOLEDAD	132	58	42
LA LOCA
Vein	Strike°	Dip°	Dip Direction°
CASUALIDAD	263	61	173
GUADALUPE	138	75	48
LA LOCA	156	63	246
LA PAZ	137	85	47
LOZ PANCHOS	268	54	178
2D Veins
Vein	Strike°	Dip°	Dip Direction°
178	-	70	-
274	-	75	-
680	-	80	-
750 ALTO	-	70	-
995	-	70	-
ANABLE	-	65	-
DESP. ANABEL	-	65	-
INMACULADA	-	62	-
JUAN DIEGO	107	50	17
LA LOCA ANTIGUA	-	65	-
MARMAJAS	232	68	142
PONIENTE	127	86	217
SANTA FRIDA	98	68	8
SAN NICOLAS 1 & 2	257	54	167
VILLALPANDO ALTO	-	65	-

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14.3	Vertical Longitudinal Projection

The 2D polygonal method uses a fixed distance VLP from sample points. The VLPs are created by projecting the mine workings of a vein onto a vertical 2D long section. Figure 14-1 displays the VLP for the 178 vein. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements. The average grades and thicknesses of the samples are then tabulated for each block. Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

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Figure 14-1 VLP Showing the 178 Vein with Proven (red), Measured (orange), Indicated (blue), and Inferred (brown) Resource Blocks

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14.3.1	Composite Calculations

Composites for 2D estimates are calculated from underground channel samples taken perpendicular to the vein approximately every 3m along strike of the vein to determine variability in grade and thickness. The samples are grouped into a uniform composite length by using a length weighted average to determine the grade. A single or multiple composites are then used to determine the average grade of a resource block.

14.3.2	Area and Volume Calculations

HRC confirmed the areas reported in EDR resource sheets loading AutoCAD® long VLP’s provided by EDR into ArcGIS® software, and tracing the perimeter of the resource blocks and measuring the area with the built in measuring tool. The dip of the vein and true thickness are known variables. Volume is calculated by multiplying the area of the resource block by the horizontal thickness. The horizontal thickness is used for volume calculations to compensate for the reduction in area when translating the vein to a VLP (Figure 14-2).

Figure 14-2 Cross Section Diagram of VLP Method

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14.3.3	VLP Mineral Resource Classification

The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

14.4	3D Block Model Method

14.4.1	Geologic Model

HRC constructed the vein models using Leapfrog. Twenty-two veins were modeled using a linear interpolation methodology and sample intervals. Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Vein volumes were clipped using a distance buffer of 100 meters, except the Villalpando vein, which used a distance buffer of 125 meters, from the selected vein intercepts. Veins were clipped against younger veins, topography, and the concession boundaries. Figures 14-3 through 14-8 are orthogonal view of the modeled veins sub-divided into 6 areas.

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Figure 14-3 Villalpando South Area (Viewing the Southern Extent of Villalpando, Asuncion, and San Eusebio)

Figure 14-4 Villalpando North Area (Viewing the Hanging Wall Extent of the Villalpando Vein with the San Francisco, San Francisco 1, Desp. San Francisco, Del Niño, 750, Loz Panchos, and Tuberos Veins)

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Figure 14-5 Villalpando North Area (Viewing the Footwall Extent of the Villalpando Vein with Tuberos and Contra Veins)

Figure 14-6 Dolores Vein Area (Viewing Dolores, Desp. Dolores, and Dolores Alto)

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Figure 14-7 Soledad Vein Area (Viewing Reyna Isabel, Soledad, San Miguel, and Villalpando for Reference)

Figure 14-8 La Loca Vein Area (Viewing La Loca, La Paz, Casualidad, Loz Panchos, Guadalupe and Villalpando for Reference)

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Areas of historical production were coded into the solids using long sections provided by EDR (Figure 14-9).

Figure 14-9 Long Section view of Modeled Villalpando Vein (Blue) with Mined out Volumes (Red) Coded into the Solid

14.4.1.1	Updates to Villalpando Vein in 2016

The geologic model for Villalpondo Vein south of the Capulin Fault (Figure 14-10) was updated for this resource. Villalpando South used the same linear interpolation method described above, except only drillhole samples were used for the model. Additionaly, hanging wall (HWBX) and footwall breccias (FWBX) were modeled using offset surfaces and drillhole selections. The offset surfaces were allowed a minimum thickness of 0.1m and a maximum thickness set to the drillhole intercept. Figure 14-11 shows a cross section of the updated Viallalpando South model.

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Figure 14-10 Orthogonal View Showing the Capilin Fault and the Upadated Villalpando South, and the Villalpando North

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Figure 14-11 Cross Section Showing the Villalpando South Vein, Footwall Breccia, and Hanging Wall Breccia Model

14.4.2	Block Model

The 3D geologic solids were converted to block models using Datamine. Block model prototypes were created for each of the 3D veins. The model prototypes are rotated along strike and down dip and encompass the entire vein. A block size of 10m x 10m in the strike and dip directions was established. The blocks in the x-direction, or y-direction were sub-blocked to the vein thickness. A summary of the block model parameters is shown in Table 14-2. Note Villalpando South, the block size is set 2.5m x 2.5m. The volume, tonnage, and average statistics for sample length, silver, and gold are presented in Table 14-3.

Traditional 3D narrow vein estimates can require the assumption of a constant dip and dip direction. However, narrow vein deposits often exhibit subtle changes in strike and dip. In order to account for changes in orientation, HRC projects the block model and composites onto a 2D plane. Doing so removes the problem of fluctuating strike and dip, while adding the benefit of simplifying the variogram modeling process.

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Table 14-2 El Cubo Block Model Parameters

Vein	Origin			Rotation			Block Size			Number of Blocks			Maximum Extent
	X	Y	Z	Z	Y	X	X	Y	Z	X	Y	Z	X	Y	Z
750	-944.5540	650.8051	2,321.8535	-29.73	-34.35	-37.17	10	50	1	28	1	29	-664.5540	700.8051	2,350.8535
ASUNCION	1,047.1370	-1,548.2192	1,921.3232	-44	-29	0	100	10	10	1	44	50	1,147.1370	-1,108.2192	2,421.3232
CASUALIDAD	-1,238.1710	573.0216	1,830.4775	-19.29	19.29	32.14	10	50	10	28	1	25	-958.1710	623.0216	2,080.4775
CONTRA	-232.1781	268.4989	2,136.3447	-46	-13	0	100	10	10	1	39	25	-132.1781	658.4989	2,386.3447
DEL NIÑO	-298.3346	249.6811	2,032.9880	-72	-22	0	100	10	10	1	45	53	-198.3346	699.6811	2,562.9880
DOLORES	-518.2175	-774.4300	2,091.3834	45	0	38.57	10	100	10	133	1	48	811.7825	-674.4300	2,571.3834
DOLORES ALTO	103.5442	-1,387.2294	2,064.7176	30.13	0.6	23.1	10	100	10	55	1	44	653.5442	-1,287.2294	2,504.7176
DESP. DOLORES	294.6841	-1,515.4052	2,108.2925	47	0	40	10	50	10	24	1	28	534.6841	-1,465.4052	2,388.2925
GUADALUPE	1,069.0903	659.8860	1,852.5006	45.4	0	15.87	10	50	10	30	1	23	1,369.0903	709.8860	2,082.5006
LA LOCA	-1,733.1538	777.7003	1,767.8031	65	0	23	10	100	10	83	1	69	-903.1538	877.7003	2,457.8031
LA PAZ	-1,383.0000	802.0042	2,030.6660	46.21	-0.4	-8.24	10	50	10	64	1	26	-743.0000	852.0042	2,290.6660
LOZ PANCHOS	-1,345.9242	342.3062	2,140.2700	-5.22	5.42	41.38	10	100	10	92	1	36	-425.9242	442.3062	2,500.2700
REYNA ISABEL	-828.2704	1,079.7657	2,088.6998	13.26	0	-11.44	10	100	10	62	1	39	-208.2704	1,179.7657	2,478.6998
SAN EUSEBIO	-187.9136	-1,049.0627	2,049.9087	-22.3	0	4.22	10	100	10	86	1	43	672.0864	-949.0627	2,479.9087
SAN FRANCISCO	-707.8933	495.2122	2,019.1636	129	7	0	100	10	10	1	70	42	-607.8933	1,195.2122	2,439.1636
SAN FRANCISCO 1	-407.9867	2,996.2202	2,162.7010	107	-5	0	100	10	10	1	49	37	-307.9867	3,486.2202	2,532.7010
DESP. SAN FRANCISCO	-306.0644	242.1481	2,195.4604	113	-7	0	100	10	10	1	40	29	-206.0644	642.1481	2,485.4604
SAN MIGUEL	296.1480	534.2210	2,340.6166	-142	0	42	10	100	10	37	1	37	666.1480	634.2210	2,710.6166
SOLEDAD	-446.0798	947.1901	2,309.6868	-41.38	1.21	34.15	10	100	10	94	1	32	493.9202	1,047.1901	2,629.6868
TUBEROS	-298.1913	161.9512	1,953.8081	-31	-23	0	100	10	10	1	52	54	-198.1913	681.9512	2,493.8081
VILLALPANDO NORTH	649.1421	-1,300.6053	1,973.8467	-44	-40	0	300	10	10	1	249	75	949.1421	1,189.3947	2,723.8467
VILLALPANDO SOUTH	620.0000	-1,360.0000	1,820.0000	32.14285	6.428568	32.14285	2.5	200	2.5	632	1	288	2,200.0000	-1,160.0000	2,540.0000

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Table 14-3 Vein Model Sample Statistics

Vein	Volume	Tonnage	Interval Length	Average
	(m3)	(tonne)		Ag (g/t)	Au (g/t)
750	24,657	61,643	27	195	86.88
ASUNCION	113,060	282,650	580	282	2.80
CASUALIDAD	19,624	49,060	11	98	0.61
CONTRA	36,546	91,365	70	120	22.76
DEL NIÑO	63,271	158,178	138	117	4.97
DOLORES	183,430	458,575	600	224	2.22
DOLORES ALTO	76,241	190,603	639	405	1.87
DESP. DOLORES	15,526	38,815	168	361	1.46
GUADALUPE	36,044	90,110	15	417	0.87
LA LOCA	171,410	428,525	552	155	1.08
LA PAZ	51,790	129,475	122	227	0.96
LOZ PANCHOS	132,650	331,625	251	109	1.32
REYNA ISABEL	81,738	204,345	267	417	2.03
SAN EUSEBIO	72,180	180,450	148	446	0.99
SAN FRANCISCO	124,980	312,450	69	165	2.77
SAN FRANCISCO 1	82,211	205,528	302	211	3.13
DESP. SAN FRANCISCO	31,353	78,383	68	113	2.24
SAN MIGUEL SOUTH*	33,539	83,848	145	128	3.48
SAN MIGUEL NORTH*	13,904	34,760	34	33	1.26
SOLEDAD SOUTH*	72,087	180,218	194	50	1.34
SOLEDAD NORTH*	49,995	124,988	123	77	2.25
TUBEROS	85,124	212,810	204	309	1.61
VILLALPANDO NORTH	1,878,800	4,697,000	1,123	266	3.08
VILLALPANDO SOUTH (Vein)	1,480,900	3,702,250	335	161	1.78
VILLALPANDO SOUTH (HWBX)	1,052,300	2,630,750	228	30	0.28
VILLALPANDO SOUTH (FWBX)	1,040,600	2,601,500	238	20	0.19

* Vein cross cuts the San Nicolas Vein

14.4.3	Compositing

The assays intervals used to define the hanging wall and footwall intercepts within each vein were composited into a single intercept and the true thickness was calculated using the vein dip and dip direction. Descriptive statistics for the vein true thickness composites are presented in Table 14-4.

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Table 14-4 Composite True Thickness Statistics by Vein

Vein	Dip°	Dip Direction°	Minimum	Maximum	Mean	Std. Dev
			(m)	(m)	(m)
750	60	354	0.17	1.2	0.47	0.42
ASUNCION	62	225	0.16	4.5	0.68	0.19
CASUALIDAD	61	173	0.34	1.0	0.59	0.33
CONTRA	77	222	0.18	1.8	0.61	0.30
DEL NIÑO	66	202	0.13	2.6	0.52	0.26
DOLORES	53	227	0.01	2.1	0.51	0.35
DOLORES ALTO	77	217	0.11	3.9	0.61	0.21
DESP. DOLORES	48	224	0.21	1.4	0.44	0.21
GUADALUPE	75	48	0.29	1.3	0.48	0.33
LA LOCA	63	246	0.02	3.6	0.68	0.30
LA PAZ	85	47	0.19	1.7	0.55	0.31
LOZ PANCHOS	54	178	0.08	2.2	0.64	0.21
REYNA ISABEL	78	13	0.16	2.4	0.65	0.40
SAN EUSEBIO	84	161	0.08	2.7	0.64	0.21
SAN FRANCISCO	83	221	0.00	1.3	0.28	0.28
SAN FRANCISCO 1	82	19	0.09	2.6	0.57	0.36
DESP. SAN FRANCISCO	86	19	0.05	1.2	0.44	0.30
SAN MIGUEL	48	39	0.04	2.0	0.49	0.25
SOLEDAD	58	42	0.05	2.5	0.57	0.33
TUBEROS	68	239	0.03	2.2	0.50	0.74
VILLALPANDO NORTH	60	225	0.06	4.9	0.71	0.49
VILLALPANDO SOUTH (Vein)	60	214	0.41	16.5	2.18	1.85
VILLALPANDO SOUTH (HWBX)	60	214	0.22	5.2	1.50	1.11
VILLALPANDO SOUTH (FWBX)	60	214	0.20	8.6	1.59	1.59

14.4.4	Capping

Grade capping is the practice for replacing any statistical outliers with a maximum value from the assumed sampled distribution. This is done statistically to better understand the true mean of the sample population. The estimation of highly skewed grade distribution can be sensitive to the presence of even a few extreme values.

Many of the channel samples within the database submitted to HRC contained samples which were already capped. EDR capped silver at 748 g/t and gold at 7 g/t for all veins and sample types. HRC reviewed the sample capping analysis conducted by EDR and finds it be acceptable for the estimation of mineral resources.

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HRC utilized cumulative frequency plots, and drillhole composite statistics to determine appropriate capping values for silver and gold in the Villalpando South vein, footwall breccia, and hanging wall breccia. Figure 14-12 shows the silver and gold cumulative frequency plots for each estimated domain. Capping limits are represented with the black line. Table 14-5 summarizes the capping values for the Villalpando South Vein, hanging wall breccia, and footwall breccia.

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Figure 14-12 Cumulative Frequency Plots for Silver (Left) and Gold (Right) for Villalpando South Vein, Hanging Wall Breccia, and Footwall Breccia. Solid Black Line Represents Capping Limit

Table 14-5 Capping Limits for Villalpando South Domains

Villalpando South Domain	Silver (g/t)	Gold Cap (g/t)
Vein	600	6.00
Hanging Wall Breccia	100	1.00
Footwall Breccia	100	1.00

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Descriptive statistics for the capped silver and gold composites are presented in Tables 14-6 and 14-7, respectively.

Table 14-6 Capped Silver Summary Statistics within Veins

Vein	Count	Minimum	Maximum	Mean	Std. Dev.	COV
	(n)	(g/t)	(g/t)	(g/t)
750	49	0	675	146	169	1.15
ASUNCION	740	1	748	226	173	0.77
CASUALIDAD	16	5	748	202	258	1.28
CONTRA	107	0	675	94	154	1.64
DEL NIÑO	236	0	748	172	193	1.12
DOLORES	904	0	748	194	198	1.02
DOLORES ALTO	959	1	748	360	219	0.61
DESP. DOLORES	281	1	748	286	229	0.80
GUADALUPE	29	1	748	154	240	1.56
LA LOCA	595	0	748	153	201	1.32
LA PAZ	219	0	748	137	187	1.36
LOZ PANCHOS	58	0	268	33	47	1.42
REYNA ISABEL	390	0	748	173	213	1.23
SAN EUSEBIO	211	0	748	200	210	1.05
SAN FRANCISCO	347	0	748	123	168	1.37
SAN FRANCISCO 1	504	0	748	237	252	1.06
DESP. SAN FRANCISCO	148	0	748	120	162	1.35
SAN MIGUEL	281	0	748	94	136	1.44
SOLEDAD	449	0	748	106	168	1.59
TUBEROS	341	0	748	156	204	1.30
VILLALPANDO NORTH	1,324	0	748	181	194	1.07
VILLALPANDO SOUTH (Vein)	116	0	600	138	143	1.04
VILLALPANDO SOUTH (HWBX)	116	0	100	16	22	1.34
VILLALPANDO SOUTH (FWBX)	116	0	100	18	23	1.28

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Table 14-7 Capped Gold Summary Statistics within Veins

Vein	Count	Minimum	Maximum	Mean	Std. Dev.	COV
	(n)	(g/t)	(g/t)	(g/t)
750	49	0.00	7.00	1.97	2.21	1.12
ASUNCION	740	0.02	7.00	2.37	1.83	0.77
CASUALIDAD	16	0.02	7.00	1.06	1.80	1.69
CONTRA	107	0.00	7.00	1.57	2.25	1.43
DEL NIÑO	236	0.00	7.00	3.13	2.55	0.81
DOLORES	904	0.00	7.00	1.94	1.90	0.98
DOLORES ALTO	959	0.02	7.00	1.64	1.60	0.98
DESP. DOLORES	281	0.02	7.00	1.59	1.51	0.95
GUADALUPE	29	0.02	4.53	0.65	1.10	1.71
LA LOCA	595	0.00	7.00	2.11	2.27	1.08
LA PAZ	219	0.00	7.00	1.09	1.55	1.42
LOZ PANCHOS	58	0.00	4.00	0.86	0.96	1.12
REYNA ISABEL	390	0.00	7.00	2.31	2.38	1.03
SAN EUSEBIO	211	0.00	7.00	2.30	2.22	0.97
SAN FRANCISCO	347	0.00	7.00	1.57	1.95	1.25
SAN FRANCISCO 1	504	0.00	7.00	3.48	2.85	0.82
DESP. SAN FRANCISCO	148	0.00	7.00	2.42	2.41	1.00
SAN MIGUEL	281	0.00	7.00	2.87	2.75	0.96
SOLEDAD	449	0.00	7.00	2.59	2.65	1.02
TUBEROS	341	0.00	7.00	2.01	1.94	0.97
VILLALPANDO NORTH	1,324	0.00	7.00	2.21	2.12	0.96
VILLALPANDO SOUTH (Vein)	116	0.00	6.00	1.22	1.48	1.21
VILLALPANDO SOUTH (HWBX)	116	0.00	1.00	0.17	0.24	1.41
VILLALPANDO SOUTH (FWBX)	116	0.00	1.00	0.14	0.17	1.22

14.4.5	Variography

A variography analysis was completed to establish the continuity of silver and gold within the modeled veins. Variography establishes the appropriate contribution that any specific composite should have when estimating a block volume value within a model. This is performed by comparing the orientation and distance used in the estimation to the variability of other samples of similar relative direction and distance.

Variography was analyzed using Datamine Studio® software. The continuity is established by analyzing the variogram across strike and down dip to determine the maximum continuity within each plane. The subsequent variograms defining the maximum continuity were modeled with a spherical variogram (Figures 14-13 – 14-18). Variograms were modeled for the Villalpando North, Dolores, La Loca, Loz Panchos, Reyna Isabel, and Soledad veins and are presented in Table 14-8. Variography for silver and gold was analyzed in Villalpando South using drillhole composites only. Results are summarized in table 14-9. Variogram parameters from the modeled veins were applied to secondary veins or veins with limited data for estimation using an ordinary krige method (Table 14-10).

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Figure 14-13 Villalpando Variogram

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Figure 14-14 Dolores Variogram

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Figure 14-15 La Loca Variogram

Figure 14-16 Loz Panchos Variogram

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Figure 14-17 Reyna Isabel

Figure 14-18 Soledad Variogram

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Table 14-8 Summary of Silver Variogram Parameters

DOLORES			LA LOCA			LOZ PANCHOS
Nugget (C0 )	C1	C2	Nugget (C0 )	C1	C2	Nugget (C0 )	C1	C2
0.329	0.276	0.395	0.646	0.074	0.280	0.469	0.074	0.673
	Distance1	Distance2		Distance1	Distance2		Distance1	Distance2
Z	11	45	Z	8	45	Z	20	67
X	11	45	X	8	45	Y	20	67
Z'	1	1	Z'	1	1	Z'	1	1
Rotation°			Rotation°			Rotation°
Y	-45		Y	-35		Z	90
Z	0		Z	0		X	90
REYNA ISABEL			SOLEDAD			VILLALPANDO NORTH
Nugget (C0 )	C1	C2	Nugget (C0 )	C1	C2	Nugget (C0 )	C1	C2
0.642	0.020	0.338	0.642	0.020	0.338	0.010	0.514	0.386
	Distance1	Distance2		Distance1	Distance2		Distance1	Distance2
Z	10	67	Z	20	67	Z	3	72
X	10	67	Y	20	67	X	2	46
Z'	1	1	Z'	1	1	Z'	1	1
Rotation°			Rotation°			Rotation°
Y	-10		X	90		Z	90
Z	0		Z	90		Y	-22.5

Table 14-9 Summary of Silver and Gold Variograms for Villalpando South

VILLALPANDO SOUTH
Silver		Gold
Nugget (C0 )	C1	Nugget (C0 )	C1
0.279	0.721	0.61	0.39
	Distance1		Distance1
Primary	241	Primary	390
Secondary	80	Secondary	80
Tertiary	5	Tertiary	5
Rotation		Rotation
Z	180	Z	180
X	90	X	90
Z	-10	Z	-10

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Table 14-10 Summary of Inherited Variograms

Modeled Variograms
DOLORES	LA LOCA	LOZ PANCHOS	REYNA ISABEL	SOLEDAD	VILLALPANDO NORTH	VILLALPANDO SOUTH
Veins Using Variogram Model
DESP. DOLORES	GUADALUPE	750		SAN MIGUEL	ASUNCION	HANGING WALL BRECCIA
DOLORES ALTO	LA PAZ	CASUALIDAD			CONTRA	FOOTWALL BRECCIA
		SAN EUSEBIO			DEL NIÑO
SAN FRANCISCO
SAN FRANCISCO 1
DESP. SAN FRANCISCO
TUBEROS

14.4.6	Estimation Parameters

Comparisons were made with ordinary kriging (“OK”) and inverse distance-squared (“ID2.5 ”) methods. The ID2.5 method was selected for reporting due to better fit with drillhole data throughout the model. The search ellipse parameters used for estimation are shown in Table 14-11. Table 14-12 summarizes the estimation parameters used for Villalpando South, Hanging Wall Breccia and Footwall Breccia. These domains were estimated with drillhole composites only.

Silver and gold grades were estimated in each vein by using a single search ellipse. The size, direction, and anisotropy of the search ellipse depended on the variography, number of composites, the number of mine levels sampled, and the practitioner’s experience with similar resource estimates.

A true thickness composite length weighted Inverse Distance to the power of 2.5 was used to estimate grade for all veins. Estimation parameters for each of the veins are presented below.

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Table 14-11 Estimation Parameters

Vein	750	ASUNCION	CASUALIDAD	CONTRA	DELNIÑO	DOLORES	DOLORESALTO
Number of Composites
Min	3	3	3	3	3	3	3
Max	18	18	18	18	18	18	18
Search Ellipsoid Rotation
Primary	Z 90	Z 90	Z 90	Z 90	Z 90	Y -45	Y -45
Secondary	X 90	Y -22.5	X 90	Y -22.5	Y -22.5	Z 0	Z 0
Search Ellipsoid Distance
Primary	100	50	50	50	50	45	45
Secondary	100	100	50	100	100	90	90
Vein	DESP. DOLORES	GUADALUPE	LA LOCA	LA PAZ	LOZ PANCHOS	REYNA ISABEL	SAN EUSEBIO
Number of Composites
Min	3	3	3	3	3	3	3
Max	18	18	18	18	18	18	18
Search Ellipsoid Rotation
Primary	Y -45	Y -35	Y -35	Y -35	Z 90	Y -10	Z 90
Secondary	Z 0	Z 0	Z 0	Z 0	X 90	Z 0	X 90
Search Ellipsoid Distance
Primary	45	50	50	50	100	60	100
Secondary	90	100	100	100	100	120	100
Vein	SAN FRANCISCO	SAN FRANCISCO 1	DESP. SAN FRANCISCO	SAN MIGUEL	SOLEDAD	TUBEROS	VILLALPANDO NORTH
Number of Composites
Min	3	3	3	3	3	3	3
Max	18	18	18	18	18	18	18
Search Ellipsoid Rotation
Primary	Z 90	Z 90	Z 90	Z 90	90	Z 90	Z 90
Secondary	Y -22.5	Y -22.5	Y -22.5	X 90	90	Y -22.5	Y -22.5
Search Ellipsoid Distance
Primary	50	50	50	100	100	50	50
Secondary	100	100	100	100	100	100	100

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Table 14-12 Silver and Gold Estimation Parameters for Villalpando South Domains

Vein	VILLALPANDO SOUTH (Silver)	VILLALPANDO SOUTH (Gold)
Number of Composites
Min	2	2
Max	5	5
Search Ellipsoid Rotation
Z	180	180
Y	90	90
Z	-10	-10
Search Ellipsoid Distance
Primary	240	390
Secondary	80	80

14.4.7	Model Validation

The El Cubo 3D models were validated by the following methods:

•	Comparison of the global descriptive statistics from the Inverse Distance Weighting (“ID”), Ordinary Krige (“OK”), Nearest Neighbor (“NN”), and composite data, and
•	Inspection of the ID block model on long section in comparison to the composite grades.

14.4.7.1	Comparison with Ordinary Krige and Nearest Neighbor Models

The OK and NN models were run to serve as comparison with the estimated results from the ID method. Descriptive statistics for the ID method along with those for the OK, NN, and drillhole composites for gold and silver are shown in Tables 14-13 through 14-20, respectively.

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Table 14-13 Silver Model Descriptive Statistical Comparison

750	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	49	0	675	146	169	1.15
	ID2.5	32454	6	625	172	57	0.33
	OK	32454	42	448	162	45	0.28
	NN	32454	0	675	160	164	1.02
ASUNCION	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	740	1	748	226	173	0.77
	ID2.5	53534	2	742	187	99	0.53
	OK	53534	33	520	194	74	0.38
	NN	53534	1	748	166	164	0.99
CASUALIDAD	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	16	5	748	202	258	1.28
	ID2.5	7929	5	748	305	270	0.89
	OK	7929	7	732	207	126	0.61
	NN	7929	22	543	236	132	0.56
CONTRA	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	107	0	675	94	154	1.64
	ID2.5	28849	0	675	69	116	1.69
	OK	28849	0	665	78	77	1.00
	NN	28849	0	377	70	62	0.88
DEL NIÑO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	236	0	748	172	193	1.12
	ID2.5	73323	0	748	202	224	1.10
	OK	73323	1	723	188	120	0.64
	NN	73323	7	639	191	112	0.59
DOLORES	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	904	0	748	194	198	1.02
	ID2.5	135217	0	748	167	187	1.12
	OK	135217	1	733	189	124	0.66
	NN	135217	4	646	192	118	0.62

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Table 14-14 Silver Model Descriptive Statistical Comparison (Cont.)

DOLORES ALTO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	959	1	748	360	219	0.61
	ID2.5	59541	1	748	287	213	0.74
	OK	59541	18	745	299	112	0.38
	NN	59541	42	672	307	109	0.35
DESP. DOLORES	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	281	1	748	286	229	0.80
	ID2.5	17883	1	748	315	218	0.69
	OK	17883	3	748	275	123	0.45
	NN	17883	28	748	275	109	0.39
GUADALUPE	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	29	1	748	154	240	1.56
	ID2.5	18044	1	748	258	329	1.27
	OK	18044	1	734	177	174	0.99
	NN	18044	1	518	149	114	0.76
LA LOCA	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	595	0	748	153	201	1.32
	ID2.5	133227	0	748	119	181	1.52
	OK	133227	0	746	122	110	0.90
	NN	133227	0	534	121	97	0.80
LA PAZ	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	219	0	748	137	187	1.36
	ID2.5	56290	0	748	106	155	1.46
	OK	56290	0	722	116	102	0.87
	NN	56290	0	666	121	92	0.76
LOZ PANCHOS	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	311	0	748	143	186	1.31
	ID2.5	119778	0	748	121	177	1.47
	OK	119778	0	743	152	81	0.53
	NN	119778	0	640	145	73	0.51

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Table 14-15 Silver Model Descriptive Statistical Comparison (Cont.)

REYNA ISABEL	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	390	0	748	173	213	1.23
	ID2.5	88506	7175	748	147	199	1.35
	OK	88506	7175	740	160	124	0.77
	NN	88506	7175	586	163	109	0.66
SAN EUSEBIO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	211	0	748	200	210	1.05
	ID2.5	59916	0	748	112	157	1.41
	OK	59916	0	738	154	131	0.85
	NN	59916	7	641	154	128	0.83
SAN FRANCISCO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	347	0	748	123	168	1.37
	ID2.5	83091	0	748	113	163	1.44
	OK	83091	0	671	103	88	0.85
	NN	83091	0	644	120	104	0.87
SAN FRANCISCO 1	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	504	0	748	237	252	1.06
	ID2.5	69176	0	748	199	230	1.16
	OK	69176	0	745	201	130	0.65
	NN	69176	0	697	227	112	0.50
DESP. SAN FRANCISCO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	148	0	748	120	162	1.35
	ID2.5	38422	0	748	133	167	1.26
	OK	38422	0	718	107	100	0.93
	NN	38422	0	442	121	100	0.83
SAN MIGUEL	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	281	0	748	94	136	1.44
	ID2.5	84217	0	748	65	104	1.61
	OK	84217	0	712	92	93	1.01
	NN	84217	2	435	89	88	0.98

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Table 14-16 Silver Model Descriptive Statistical Comparison (Cont.)

SOLEDAD	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	449	0	748	106	168	1.59
	ID2.5	127808	0	748	115	183	1.59
	OK	127808	1	726	103	85	0.83
	NN	127808	1	581	105	75	0.71
TUBEROS	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	341	0	748	156	204	1.30
	ID2.5	81073	0	748	168	224	1.33
	OK	81073	1	732	173	116	0.67
	NN	81073	9	655	169	95	0.56
VILLALPANDO NORTH	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	1324	0	748	181	194	1.07
	ID2.5	365613	0	748	188	140	0.74
	OK	365613	0	748	181	124	0.69
	NN	365613	0	748	171	194	1.14
VILLALPANDO SOUTH (Vein)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	116	0	600	138	143	1.04
	ID2.5	6609	0	600	127	101	0.79
	OK	6609	0	600	125	100	0.80
	NN	6609	0	600	122	144	1.18
VILLALPANDO SOUTH (HWBX)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	116	0	100	16	22	1.34
	ID2.5	6508	0	100	17	19	1.09
	OK	6508	0	100	16	15	0.90
	NN	6508	0	100	17	24	1.40
VILLALPANDO SOUTH (FWBX)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	116	0	100	18	23	1.28
	ID2.5	6512	0	100	18	18	0.97
	OK	6512	0	100	19	15	0.81
	NN	6512	0	100	20	26	1.32

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Table 14-17 Gold Model Descriptive Statistical Comparison

750	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	49	0.00	7.00	1.97	2.21	1.12
	ID2.5	32454	0.02	6.98	2.28	0.76	0.33
	OK	32454	0.49	5.72	2.22	0.64	0.29
	NN	32454	0.00	7.00	2.36	2.30	0.98
ASUNCION	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	740	0.02	7.00	2.37	1.83	0.77
	ID2.5	53534	0.10	6.92	6.92	1.17	0.17
	OK	53534	0.31	6.25	6.25	0.97	0.16
	NN	53534	0.02	7.00	7.00	1.63	0.23
CASUALIDAD	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	16	0.02	7.00	1.06	1.80	1.69
	ID2.5	7929	0.02	7.00	1.20	1.52	1.27
	OK	7929	0.02	6.82	1.01	0.67	0.66
	NN	7929	0.11	3.91	1.07	0.61	0.57
CONTRA	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	107	0.00	7.00	1.57	2.25	1.43
	ID2.5	28849	0.00	7.00	1.63	2.38	1.46
	OK	28849	0.00	7.00	1.33	1.09	0.82
	NN	28849	0.00	7.00	1.32	0.94	0.71
DEL NIÑO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	236	1	7.00	3.13	2.55	0.81
	ID2.5	73323	0.04	6.96	3.04	1.39	0.46
	OK	73323	0.10	6.76	3.07	1.33	0.43
	NN	73323	0.00	7.00	3.09	2.65	0.85
DOLORES	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	904	0.00	7.00	1.93	1.89	0.98
	ID2.5	135217	0.00	7.00	1.65	1.86	1.13
	OK	135217	0.04	6.98	1.85	1.08	0.58
	NN	135217	0.08	6.30	1.90	1.06	0.56

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Table 14-18 Gold Model Descriptive Statistical Comparison (Cont.)

DOLORES ALTO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	959	0.02	7.00	1.64	1.60	0.98
	ID2.5	59541	0.02	7.00	1.58	1.53	0.97
	OK	59541	0.06	6.89	1.76	0.94	0.53
	NN	59541	0.17	5.83	1.78	0.91	0.51
DESP. DOLORES	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	281	0.02	7.00	1.59	1.51	0.95
	ID2.5	17883	0.02	7.00	1.54	1.42	0.92
	OK	17883	0.03	6.44	1.40	0.57	0.41
	NN	17883	0.20	4.53	1.45	0.50	0.34
GUADALUPE	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	29	0.02	4.53	0.65	1.10	1.71
	ID2.5	18044	0.02	4.53	1.30	1.74	1.33
	OK	18044	0.02	4.01	0.89	0.96	1.08
	NN	18044	0.02	3.10	0.66	0.61	0.93
LA LOCA	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	595	0.00	7.00	2.11	2.27	1.08
	ID2.5	133227	0.00	7.00	1.47	2.02	1.37
	OK	133227	0.00	6.99	1.61	1.32	0.82
	NN	133227	0.00	6.59	1.63	1.22	0.75
LA PAZ	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	219	0.00	7.00	1.09	1.55	1.42
	ID2.5	56290	0.00	7.00	0.86	1.36	1.58
	OK	56290	0.00	6.47	0.94	0.79	0.84
	NN	56290	0.00	4.57	0.94	0.65	0.69
LOZ PANCHOS	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	311	0.00	7.00	2.18	2.49	1.14
	ID2.5	119778	0.00	7.00	1.94	2.35	1.21
	OK	119778	0.00	7.00	2.31	1.26	0.54
	NN	119778	0.00	7.00	2.35	1.19	0.51

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Table 14-19 Gold Model Descriptive Statistical Comparison (Cont.)

REYNA ISABEL	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	390	0.00	7.00	2.31	2.38	1.03
	ID2.5	88506	0.00	7.00	1.98	2.22	1.12
	OK	88506	0.00	7.00	2.14	1.27	0.59
	NN	88506	0.00	7.00	2.21	1.20	0.54
SAN EUSEBIO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	211	0.00	7.00	2.30	2.22	0.97
	ID2.5	59916	0.00	7.00	1.73	1.92	1.11
	OK	59916	0.00	6.95	1.64	1.24	0.76
	NN	59916	0.00	5.88	1.74	1.19	0.69
SAN FRANCISCO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	347	0.00	7.00	1.57	1.95	1.25
	ID2.5	83091	0.00	7.00	1.51	1.92	1.27
	OK	83091	0.00	6.86	1.40	1.11	0.80
	NN	83091	0.00	6.78	1.48	1.12	0.76
SAN FRANCISCO 1	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	504	0.00	7.00	3.48	2.85	0.82
	ID2.5	69176	0.00	7.00	3.48	2.98	0.85
	OK	69176	0.00	7.00	3.21	1.56	0.48
	NN	69176	0.00	7.00	3.58	1.23	0.34
DESP. SAN FRANCISCO	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	148	0.00	7.00	2.42	2.41	1.00
	ID2.5	38422	0.00	7.00	2.69	2.39	0.89
	OK	38422	0.00	7.00	2.34	1.56	0.67
	NN	38422	0.00	7.00	2.48	1.57	0.63
SAN MIGUEL	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	281	0.00	7.00	2.87	2.75	0.96
	ID2.5	84217	0.00	7.00	2.20	2.17	0.98
	OK	84217	0.00	7.00	2.53	1.48	0.59
	NN	84217	0.00	6.62	2.48	1.58	0.64

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Table 14-20 Gold Model Descriptive Statistical Comparison (Cont.)

SOLEDAD	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	449	0.00	7.00	2.59	2.65	1.02
	ID2.5	127808	0.00	7.00	2.21	2.60	1.18
	OK	127808	0.00	6.99	2.29	1.57	0.69
	NN	127808	0.00	6.88	2.36	1.47	0.62
TUBEROS	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	341	0.00	7.00	2.01	1.94	0.97
	ID2.5	81073	0.00	7.00	1.95	1.86	0.95
	OK	81073	0.02	6.90	2.08	1.07	0.51
	NN	81073	0.15	6.79	2.15	1.01	0.47
VILLALPANDO NORTH	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	1324	0.00	7.00	2.21	2.12	0.96
	ID2.5	365613	0.00	7.00	2.64	1.62	0.61
	OK	365613	0.00	7.00	2.59	1.48	0.57
	NN	365613	0.00	7.00	2.47	2.32	0.94
VILLALPANDO SOUTH (Vein)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	116	0.00	6.00	1.22	1.48	1.21
	ID2.5	7139	0.02	5.19	1.21	1.17	0.97
	OK	7139	0.02	4.58	1.08	0.96	0.88
	NN	7139	0.00	6.00	1.00	1.31	1.31
VILLALPANDO SOUTH (HWBX)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	116	0.00	1.00	0.17	0.24	1.41
	ID2.5	7053	0.00	1.00	0.18	0.19	1.06
	OK	7053	0.02	1.00	0.16	0.14	0.86
	NN	7053	0.00	1.00	0.17	0.25	1.51
VILLALPANDO SOUTH (FWBX)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	116	0.00	1.00	0.14	0.17	1.22
	ID2.5	7055	0.02	1.00	0.15	0.14	0.96
	OK	7055	0.02	1.00	0.14	0.11	0.74
	NN	7055	0.00	1.00	0.15	0.21	1.36

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The overall similarities of the statistical comparisons between the composites and models represent an appropriate amount of smoothing to account for the proposed narrow vein mining method with minimum dilution. The ID, OK, and NN models generally show similar means to the composites. The ID model has similar variance to the composites based on the Coefficient of Variation (“CV”). This is based on the stopes having similar statistics to the composites in operations; however, this will need to be continually examined as additional data is made available.

14.4.7.2	Sectional Inspection

A visual comparison of block grades with drillhole and channel composites was made in long section. The block models follow the grade trends in the data with higher variability in the areas of denser sampling and additional smoothing of the estimate as the distance from data increases. Figures 14-19 and 14-20 display silver and gold long sections, respectively. Each long section is zoomed to a scale for viewing of the Dolores vein as estimated with the composites overlaying the block grades. Figures 14-20 and 14-21 display silver and gold long sections for the Villalpando South Vein, respectively.

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LOOKING NORTHEAST
NW
SE
Dolores Vein - Silver Estimate
2600 Elev
2500 Elev
2400 Elev
2300 Elev
2200 Elev
2100 Elev
2000 Elev
1900 Elev
1800 Elev
Silver (g/t)
Absent
0 - 50
50 - 100
100 - 150
150 - 200
200 - 250
>= 250
0
50
100
150
200
250

Figure 14-19 Long Section view of Dolores Vein Block Model Showing the Estimated Silver Grades and Composites

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NW
LOOKING NORTHEAST
SE
Dolores - Gold Estimate
2600 Elev
2500 Elev
2400 Elev
2300 Elev
2200 Elev
2100 Elev
2000 Elev
1900 Elev
1800 Elev
Gold (g/t)
Absent
0.0 - 0.5
0.5 - 1.0
1.0 - 2.0
2.0 - 3.0
3.0 - 4.0
>= 4.0
0
50
100
150
200
250
2200 Elev

Figure 14-20 Long Section view of Dolores Vein Block Model showing the Estimated Gold Grades and Composites

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Figure 14-21 Long Section View of Villalpando South Vein Block model showing Estimated Silver Grades and Composites

Figure 14-22 Long Section View of Villalpando South Vein Block model showing Estimated Gold Grades and Composites

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14.4.8	Mineral Resource Classification

HRC used the kriging efficiency, distance from samples, and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 15 composites, a kriging efficiency of at least 75%, and a distance no greater than 10 meters. Indicated mineral resources are those blocks at least 20 meters from a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

HRC used rectangular search ellipses from channel sample and drillhole composites to classify the mineral resource for all Villalpando South Domains. Measured mineral resources are those blocks within 10 meters of a channel sample, and have a silver estimate greater than or equal to 0 g/t. Indicated mineral resources are those blocks within 20 meters of a channel sample or drillhole sample, and have a silver estimate greater than or equal to 0 g/t. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

14.5	El Cubo Mineral Resource Statement

The mineral resource estimate includes all analytical data obtained as of December 31, 2016. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors.

Mineral resources are reported above a silver equivalent grade of 177 gpt, assuming a silver price of $16.29 per ounce. HRC used a cutoff grade to test for reasonable prospects for economic extraction. Baseline assumptions for breakeven cutoff grade are based on Table 14-21:

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Table 14-21 Cutoff Grade Assumptions for El Cubo Mine

El Cubo Resource Cutoff
Ag $/oz	$16.29
Au $/oz	$1,195.00
Concentrate Recovery Ag	87.8%
Concentrate Recovery Au	84.7%
Payable Ag	96%
Payable Au	96%
Mining Cost $/t	$42.60
Process Cost $/t	$24.22
G&A Cost $/t	$11.56
NSR Ag $/g	$0.44
NSR Au $/g	$31.23
Mine Cutoff $/t	$78.39
Mine Cutoff AgEq g/t	177

Based on these assumptions, HRC considers that reporting resources at a 177 g/t cutoff constitutes reasonable prospects for economic extraction based on the current mining method and demonstrated recoveries.

14.5.1	VLP Mineral Resource Estimate

The VLP mineral resource presented in Tables 14-22 and 14-23 is exclusive of the mineral reserves.

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Table 14-22 Polygonal Resource at the El Cubo Mine, Effective Date of December 31, 2016

178	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	17,229	603	146	81,061	6.45	3,573
	Indicated	10,718	647	126	43,328	7.37	2,540
	Measured + Indicated	27,947	620	138	124,389	6.80	6,113
	Inferred	4,643	689	207	30,946	6.81	1,016
274	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	6,164	368	144	28,601	3.16	626
	Indicated	8,324	448	178	47,651	3.81	1,021
	Measured + Indicated	14,488	414	164	76,252	3.53	1,646
	Inferred	19,893	457	183	117,362	3.87	2,478
680	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	2,657	674	179	15,291	7.00	598
	Indicated	5,314	674	179	30,581	7.00	1,196
	Measured + Indicated	7,972	674	179	45,872	7.00	1,794
	Inferred	13,286	674	179	76,453	7.00	2,990
995	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	2,585	290	56	4,652	3.31	275
	Indicated	3,330	244	53	5,696	2.70	289
	Measured + Indicated	5,915	264	54	10,348	2.96	563
	Inferred	-	-	-	-	-	-
750 Ao	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	5,538	501	227	40,364	3.92	698
	Indicated	9,727	662	232	72,509	6.15	1,923
	Measured + Indicated	15,264	604	230	112,872	5.34	2,621
	Inferred	-	-	-	-	-	-
ANABEL	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	6,749	523	202	43,737	4.59	996
	Indicated	7,680	681	303	74,825	5.41	1,335
	Measured + Indicated	14,429	607	256	118,562	5.02	2,331
	Inferred	16,136	691	319	165,300	5.31	2,756
DESP. ANABEL	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	4,236	374	106	14,484	3.78	515
	Indicated	3,976	400	113	14,390	4.06	519
	Measured + Indicated	8,212	386	109	28,874	3.92	1,035
	Inferred	7,754	417	116	28,945	4.25	1,059

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Table 14-23 Polygonal Resource at the El Cubo Mine, Effective Date of December 31, 2016 (Cont.)

INMACULADA	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	4,215	403	81	10,944	4.55	617
	Indicated	4,466	342	70	10,006	3.86	554
	Measured + Indicated	8,681	372	75	20,950	4.19	1,170
	Inferred	3,872	319	56	6,994	3.72	463
LA LOCA ANTIGUA	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	8,788	352	240	67,676	1.59	450
	Indicated	3,312	431	326	34,667	1.50	159
	Measured + Indicated	12,100	374	263	102,343	1.57	609
	Inferred	-	-	-	-	-	-
PONIENTE	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	17,857	433	181	103,702	3.57	2,048
	Indicated	18,067	323	95	55,049	3.23	1,876
	Measured + Indicated	35,924	378	137	158,751	3.40	3,924
	Inferred	22,266	428	149	106,422	3.95	2,829
SAN NICOLAS 1	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	3,482	402	112	12,498	4.10	459
	Indicated	1,287	357	163	6,745	2.74	113
	Measured + Indicated	4,769	389	126	19,243	3.73	572
	Inferred	-	-	-	-	-	-
VIALLPANDO ALTO	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	52,373	444	234	394,696	2.96	4,985
	Indicated	52,420	405	214	360,241	2.70	4,551
	Measured + Indicated	104,794	424	224	754,937	2.83	9,537
	Inferred	4,187	290	181	24,327	1.55	209
TOTAL	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	131,873	457	193	817,704	3.74	15,840
	Indicated	128,623	457	183	755,689	3.89	16,076
	Measured + Indicated	260,496	457	188	1,573,393	3.81	31,916
	Inferred	92,035	517	188	556,749	4.66	13,800

14.5.2	3D Block Model Mineral Resource Estimate

The VLP mineral resource presented in Tables 14-24 through 14-27 is exclusive of the mineral reserves.

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Table 14-24 3D Block Model Resource at the El Cubo Mine, Effective Date of December 31, 2016

750	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	2,519	279	128	10,397	2.13	172
	Indicated	4,358	287	145	20,338	2.02	283
	Measured + Indicated	6,877	284	139	30,736	2.06	455
	Inferred	34,337	334	171	188,656	2.31	2,545
ASUNCION	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	1,114	422	252	9,020	2.41	86
	Indicated	16,374	386	223	117,530	2.30	1,212
	Measured + Indicated	17,489	388	225	126,550	2.31	1,298
	Inferred	45,811	390	226	333,482	2.31	3,409
CASUALIDAD	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	-	-	-	-	-	-
	Indicated	2,285	398	288	21,121	1.56	114
	Measured + Indicated	2,285	398	288	21,121	1.56	114
	Inferred	4,624	412	303	44,973	1.55	231
CONTRA	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	419	396	156	2,096	3.41	46
	Indicated	3,448	272	109	12,113	2.32	257
	Measured + Indicated	3,867	286	114	14,209	2.44	303
	Inferred	16,632	246	121	64,751	1.76	943
DEL NIÑO	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	1,391	497	229	10,224	3.79	170
	Indicated	13,097	454	207	87,212	3.49	1,468
	Measured + Indicated	14,488	458	209	97,437	3.52	1,638
	Inferred	60,699	441	202	393,638	3.38	6,599
DOLORES	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	156	436	308	1,541	1.81	9
	Indicated	20,914	348	210	140,985	1.97	1,321
	Measured + Indicated	21,070	349	210	142,527	1.96	1,330
	Inferred	77,929	406	248	621,659	2.24	5,605
DOLORES ALTO	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	895	525	398	11,432	1.80	52
	Indicated	22,850	463	336	246,806	1.79	1,317
	Measured + Indicated	23,745	465	338	258,239	1.79	1,369
	Inferred	67,033	408	284	610,990	1.76	3,802

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Table 14-25 3D Block Model Resource at the El Cubo Mine, Effective Date of December 31, 2016 (Cont.)

DESP. DOLORES	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	845	266	175	4,768	1.29	35
	Indicated	1,758	322	226	12,795	1.36	77
	Measured + Indicated	2,604	304	210	17,563	1.34	112
	Inferred	6,184	375	278	55,358	1.37	273
GUADALUPE	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0.00	0
	Indicated	2,097	527	385	25,945	2.01	136
	Measured + Indicated	2,097	527	385	25,945	2.01	136
	Inferred	24,709	495	360	285,767	1.91	1,515
JUAN DIEGO	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	112	525	240	863	4.03	15
	Indicated	6,533	432	189	39,685	3.44	723
	Measured + Indicated	6,645	434	190	40,549	3.45	737
	Inferred	11,025	383	159	56,528	3.16	1,120
LA LOCA	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	6,392	403	202	41,590	2.83	582
	Indicated	4,672	318	160	24,032	2.23	335
	Measured + Indicated	11,064	367	184	65,622	2.58	917
	Inferred	68,566	333	182	402,090	2.13	4,702
LA PAZ	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0.00	0
	Indicated	10,052	305	194	62,563	1.58	510
	Measured + Indicated	10,052	305	194	62,563	1.58	510
	Inferred	35,154	293	188	212,019	1.49	1,689
LOZ PANCHOS	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	544	309	162	2,824	2.09	37
	Indicated	3,531	318	169	19,211	2.12	241
	Measured + Indicated	4,074	317	168	22,035	2.12	277
	Inferred	77,062	342	167	412,967	2.48	6,132
MARMAJAS	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	2,151	360	156	10,800	2.88	199
	Indicated	7,317	318	136	32,015	2.57	605
	Measured + Indicated	9,468	327	141	42,814	2.64	805
	Inferred	14,995	324	137	66,063	2.65	1,277

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Table 14-26 3D Block Model Resource at the El Cubo Mine, Effective Date of December 31, 2016 (Cont.)

REYNA ISABEL	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	1,230	443	249	9,846	2.75	109
	Indicated	21,519	430	215	148,977	3.04	2,105
	Measured + Indicated	22,750	431	217	158,823	3.03	2,214
	Inferred	77,452	391	206	514,086	2.61	6,510
SAN EUSEBIO	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	1,341	394	172	7,418	3.14	136
	Indicated	1,623	412	299	15,632	1.59	83
	Measured + Indicated	2,965	404	242	23,050	2.29	218
	Inferred	55,351	393	279	496,356	1.61	2,860
SAN FRANCISCO	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0.00	0
	Indicated	17,816	291	147	84,125	2.05	1,174
	Measured + Indicated	17,816	291	147	84,125	2.05	1,174
	Inferred	21,244	303	155	105,895	2.09	1,427
SAN FRANCISCO 1	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	417	660	341	4,573	4.51	60
	Indicated	31,455	466	218	220,214	3.51	3,545
	Measured + Indicated	31,872	468	219	224,787	3.52	3,605
	Inferred	31,278	450	199	199,795	3.55	3,569
DESP. SAN FRANCISCO	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	1,093	427	193	6,767	3.31	116
	Indicated	3,723	357	148	17,657	2.96	354
	Measured + Indicated	4,816	373	158	24,425	3.04	470
	Inferred	17,172	478	212	117,304	3.76	2,074
SAN MIGUEL	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0.00	0
	Indicated	6,843	324	100	22,107	3.18	700
	Measured + Indicated	6,843	324	100	22,107	3.18	700
	Inferred	36,304	417	154	179,667	3.71	4,334
SAN NICOLAS 1 & 2	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	68	274	170	371	1.46	3
	Indicated	504	293	181	2,937	1.58	26
	Measured + Indicated	572	290	180	3,308	1.56	29
	Inferred	9,285	398	205	61,085	2.76	823

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Table 14-27 3D Block Model Resource at the El Cubo Mine, Effective Date of December 31, 2016 (Cont.)

SANTA FRIDA	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	90	382	140	406	3.42	10
	Indicated	9,038	342	132	38,436	2.97	862
	Measured + Indicated	9,128	342	132	38,841	2.97	872
	Inferred	17,074	366	147	80,495	3.11	1,706
SOLEDAD	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0.00	0
	Indicated	13,254	341	128	54,435	3.02	1,286
	Measured + Indicated	13,254	341	128	54,435	3.02	1,286
	Inferred	112,222	367	150	542,341	3.06	11,058
TUBEROS	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	1,316	398	182	7,693	2.32	98
	Indicated	5,295	342	183	31,232	2.26	385
	Measured + Indicated	6,612	354	183	38,925	2.27	483
	Inferred	17,285	385	219	121,451	2.36	1,309
VILLALPANDO N	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	3,615	553	298	34,601	3.61	419
	Indicated	101,060	434	221	718,189	3.01	9,771
	Measured + Indicated	104,675	438	224	752,790	3.03	10,190
	Inferred	335,676	459	242	2,612,041	3.07	33,111
VILLALPANDO S	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	55,516	310	181	323,609	1.82	3,248
	Indicated	271,909	282	182	1,589,087	1.42	12,417
	Measured + Indicated	327,424	287	182	1,912,697	1.49	15,665
	Inferred	85,604	436	243	667,749	2.73	7,513
TOTAL	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	81,223	344	192	500,839	2.15	5,602
	Indicated	603,328	347	196	3,805,380	2.13	41,307
	Measured + Indicated	684,552	346	196	4,306,219	2.13	46,909
	Inferred	1,360,706	404	216	9,447,206	2.65	116,133

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14.5.3	El Cubo Mineral Resource Statement

The mineral resources for the El Cubo mine as of December 31, 2016, are summarized in Table 14-28. The resources are exclusive of the mineral reserves.

Table 14-28 Mineral Resource Estimate, Effective Date December 31, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	213,000	414	192	1,318,500	3.13	21,400
Indicated	732,000	366	194	4,561,100	2.44	57,400
Measured + Indicated	945,000	377	194	5,879,600	2.60	78,800
Inferred	1,453,000	411	214	10,004,000	2.78	129,900

1.	Measured, Indicated and Inferred resource cut-off grades were 177 g/t silver equivalent at El Cubo.

2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 87.8% for silver and 84.7% for gold.

4.	Silver equivalents are based on a 75:1 silver:gold ratio

5.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.

6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

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15.	MINERAL RESERVE ESTIMATE

Mr. Jeff Choquette, P.E., MMSA QP, of HRC is responsible for the mineral reserve estimate presented here. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The mineral reserve calculation for EDR’s El Cubo Mine in Guanajuato, Mexico was completed in accordance with NI 43-101, and based on all data and information available as of December 31st, 2016. Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation facility capable of processing 2,000 tpd, and excess mined tonnage (approximately 200-400 tpd) is trucked to EDR’s Bolañitos mill for processing.

15.1	CALCULATION PARAMETERS

HRC utilized Datamine’s Mineable Shape Optimizer (“MSO”) program to generate the stopes for the reserve mine plan. The MSO stope designs are then used to design stopes on levels along with the required development for the final mine plans. The parameters used to create the stopes are listed below:

•	Cutoff Grade: 177 g/t AgEq
•	Minimum Mining Width: 0.8 m.
•	Cut and Fill Stope Size: 7m W+ x 4m H
•	Long Hole Stope Size: 7m W x 20m H
•	External Dilution Cut and Fill: 15%
•	External Dilution Long Hole: 30%
•	Silver Equivalent: 75:1 silver to gold
•	Gold Price: US $1,195/oz.
•	Silver Price: US $16.29/oz.
•	Gold Recovery: 84.7%
•	Silver Recovery: 87.8%

The stopes were created based solely on Measured and Indicated resources including internal stope dilution above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by NI 43-101. Measured and Indicated mineral resources generated from the 2D polygon resource model were also converted to mineral reserves, provided that associated grades fell above the calculated cutoff and economic viability could be demonstrated. Inferred mineral resources are not considered as part of the reserve statement.

EDR also has ore grade stockpiles from current and past mining areas which are classified as part of the overall mineral reserve. These stockpiles are frequently used to balance the feed into the plant.

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15.1.1	Dilution

Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using conventional cut and fill methods, external dilution was applied in the amount of 15% at a grade of zero. For blocks to be exploited using conventional long hole methods, external dilution was applied in the amount of 30% at a grade of zero. Internal dilution is also applied based on any blocks that fall inside the stope shape but are below cutoff. A mining recovery is also applied to converted resources to reserves and is estimated at 95%. The overall result of these factors resulted in an overall dilution factor of 30% for El Cubo.

There is no supporting documentation with which to validate these dilutions or mining recovery estimates. HRC recommends that individual dilution and recovery studies be performed on various veins and types of reserve blocks to refine the global estimates used for dilution and mining recovery.

The global dilution and mining recovery factors at El Cubo have varied over time depending on company philosophy and experience in reconciling estimated mine production with mill sampling. Dilution and mining recoveries are functions of many factors including workmanship, design, vein width, mining method, extraction, and transport. Currently, there is limited information upon which to measure actual dilution and recovery in the stopes, and transport system. With the ongoing conversion of the resources and reserves into three dimensional block models the reconciliation process will be able to be tracked more accurately and allow for the proper calculation of dilution factors.

15.1.2	Cutoff Grade

The mining breakeven cut-off grade was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cutoff grade was also applied to the diluted 2D polygon grades for conversion from resource to reserve. The actual production cost data from the third quarter of 2016, reserve price assumptions, and mill recoveries are used to calculate the reserve breakeven cut-off grade. The parameters used for the calculation are presented in Table 15-1.

The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the El Cubo property is 177 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 75), taking into account gold and silver prices and expected mill recoveries.

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Table 15-1 Mineral Reserve Breakeven Cutoff for the El Cubo Property

El Cubo Reserve Cutoff
Ag $/oz	$16.29
Au $/oz	$1,195.00
Concentrate Recovery Ag	87.8%
Concentrate Recovery Au	84.7%
Payable Ag	96%
Payable Au	96%
Mining Cost $/t	$42.60
Process Cost $/t	$24.22
G&A Cost $/t	$11.56
NSR Ag $/g	$0.44
NSR Au $/g	$31.23
Mine Cutoff $/t	$78.39
Mine Cutoff AgEq g/t	177

15.1.3	Reconciliation of Mineral Reserves to Production

Production monitoring and reconciliation of Mineral Reserves are the ultimate activities by which the Mineral Reserve estimate can continuously be calibrated and refined. The only valid confirmation of both the Mineral Resource and Mineral Reserve estimate is through appropriate production monitoring and reconciliation of the estimates with mine and mill production. Proper reconciliation is required to validate the Reserve estimates and allows a check on the effectiveness of both estimation and operating procedures. Reconciliations identify anomalies which may prompt changes to the mine/processing operating practices and/or to the estimation procedure.

The geology staff at El Cubo prepare reconciliations of the Life of Mine plan (LOM) to actual production from sampling on a monthly basis.

The reconciliation compares the LOM with geology estimates from chip sampling and plant estimates based on head grade sampling. Reconciliation estimates a negative variance on tonnes for the LOM and a positive variance on tonnes for geology as compared to the plant reported tonnes for 2016 (Table 15-2). Estimated tonnage was 27% higher for geology and 24% higher for the plant than specified in the LOM. Silver equivalent grades were 0.5% higher for geology and 8.2% lower for the plant than specified in the LOM.

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Table 15-2 2016 Mine to Plant Reconciliation

	LOM_2016	Geology Short Term	Plant
Ore Mined	461,115	585,433	571,812
Grade Au	1.53	1.46	1.39
Grade Ag	130	136	121
Grade AgEq	239	240	219
Ounces Au	22,709	27,564	25,534
Ounces Ag	1,932,066	2,566,263	2,222,616
Ounces AgEq	3,538,112	4,515,688	4,028,506

Although the reconciliations conducted by Endeavour show good comparisons on short term planned values versus actual values the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. By comparing the LOM plan on a monthly basis to the plant production the actual physical location of the material mined may be different in the plan versus the actual area that was mined. Due to the many faces that are mined during a day this can only be completed on an average monthly basis due to blending of these areas into the mill. The monthly surveyed as mined areas should be created and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances.

15.2	Reserve Classification

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated Section 15.1.2, utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. Mineral reserves for the El Cubo Project have been derived and classified according to the following criteria:

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For El Cubo, this applies to blocks located within approximately 10 m of existing development, and for which EDR has a mine plan in place.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economically viable and for which EDR has a mine plan in place. For the El Cubo Project, this applies to all blocks for which EDR has a mine plan in place.

Figures 15-1 show reserve blocks depicted on a portion of a typical longitudinal section. Proven reserve blocks are shown in red, and Probable reserve blocks are shown in green. The mine planners have determined that extraction of the blocks is feasible based on grade, tonnes, costs, and access requirements.

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Figure 15-1 Villalpando Vein Dolores - Mine Resource and Reserve Section

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15.3	Mineral Reserves

The Proven and Probable mineral reserves for the El Cubo Project as of December 31, 2016 are summarized in Table 15-3. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 15-3 Proven and Probable Mineral Reserves, Effective Date December 31, 2016

	Vein	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	750	2.1	222	101	6.8	1.72	0.12	42%
	ASUNCION	0.5	274	141	2.5	1.89	0.03	32%
	DEL NIÑO	0.8	384	131	3.2	3.58	0.09	22%
	DOLORES	2.8	193	114	10.3	1.13	0.10	62%
	DOLORES ALTO	5.9	356	287	54.5	0.97	0.18	35%
	LA LOCA	0.3	311	169	1.5	2.01	0.02	51%
	LOZ PANCHOS	7.3	239	128	30.0	1.56	0.37	52%
	REYNA ISABEL	2.9	445	319	29.5	1.78	0.16	21%
	SAN EUSEBIO	1.6	331	267	13.9	0.90	0.05	22%
	TUBEROS	0.1	192	92	0.4	1.41	0.01	149%
	VILLALPANDON	1.1	331	128	4.5	2.88	0.10	33%
	VILLALPANDOS	364.4	300	155	1,812.4	2.05	24.05	26%
	Stockpiles	19.5	203	95	59.4	1.54	0.96	0%
Proven Total		409.3	295	154	2,028.9	1.99	26.24	26%
Probable	750	2.2	214	108	7.8	1.49	0.11	86%
	ASUNCION	6.8	263	146	31.8	1.66	0.36	41%
	CONTRA	2.8	180	95	8.5	1.19	0.11	21%
	DEL NIÑO	5.5	309	131	23.2	2.52	0.45	92%
	DESP. DOLORES	0.9	238	175	4.8	0.89	0.02	95%
	DOLORES	21.0	280	162	109.7	1.66	1.12	62%
	DOLORES ALTO	12.9	270	186	76.8	1.19	0.49	47%
	LA LOCA	1.6	221	154	8.0	0.95	0.05	51%
	LOZ PANCHOS	1.6	231	130	6.5	1.42	0.07	29%
	REYNA ISABEL	5.0	223	101	16.2	1.72	0.28	49%
	SAN EUSEBIO	1.5	301	232	10.8	0.98	0.05	31%
	SOLEDAD	3.9	253	110	13.9	2.02	0.26	55%
	TUBEROS	10.1	221	121	39.3	1.42	0.46	90%
	VILLALPANDON	8.2	303	114	30.1	2.68	0.71	43%
	VILLALPANDOS	368.8	283	162	1,923.6	1.71	20.33	28%
Probable Total		452.7	280	159	2,311.1	1.71	24.85	33%
Total Proven and Probable Reserves		861.9	287	157	4,340.0	1.84	51.09	30%

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1.	Reserve cut-off grades are based on a 177 g/t silver equivalent.

2.	Metallurgical Recoveries were 87.8% silver and 84.7% gold.

3.	Mining Recoveries of 95% were applied.

4.	Minimum mining widths were 0.8 meters.

5.	Dilution factors averaged 30%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.

6.	Silver equivalents are based on a 75:1 silver:gold ratio.

7.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.

8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

15.4	Factors that may affect the Mineral Reserve Estimate

The El Cubo operation is an operating mine with a relatively long history of production. The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the El Cubo property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate.

Areas of uncertainty that may materially impact the Mineral Reserves presented in this report include the following:

•	Mining assumptions
•	Dilution assumptions
•	Exchange rates
•	Changes in taxation or royalties
•	Variations in commodity price
•	Metallurgical recovery
•	Processing assumptions

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16.	MINING METHODS

16.1	Mining Operations

The El Cubo mine consists of two discrete operational areas. Each area has separate, dedicated crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and by level.

Area 1 includes the upper portion of the vein system at the north end of the mine, with access on Levels +120, +60, and one on the Villalpando system from the Sta. Cecilia ramp. Mining in Area 1 occurs both above and below Level 6 in the La Loca vein, below Level 3 down to Level 10 on the north end of the vein system, and above Level 3 elsewhere. Area 1 also includes area below Level 10 at the north end of the El Cubo concessions with access from the Sta. Lucia shaft (Figure 16-1).

Area 2 includes the southern end of the Villalpando and Dolores vein systems, and is principally accessed from the Dolores ramp at El Tajo and from a crosscut on Level 4.

Figure 16-1 Division of Mining Areas (Planta = Mill, Presa = Dam, Tiro = Shaft, Accesso = Adit)

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16.2	Production History

The El Cubo mine has an extensive production history, which is discussed in detail by Clark (2009) and is summarized here. Table 16-1 details production from the El Cubo mine from 2009 through to the end of 2016. Production in 2010 and 2011 was affected by a general strike that halted operations from June 2010 to March 2011, with production resuming in May 2011.

Table 16-1 El Cubo and Las Torres Consolidated Production, 2009-2016

Description	2009	2010	2011	2012	2013	2014	2015	2016	Total
Tonnes	506,248	240,496	247,190	385,872	391,354	413,282	677,145	583,772	3,445,359

Ag (g/t)	83	83	81	100	107	105	119	123	104
Au (g/t)	1.92	1.63	1.24	1.52	1.57	1.59	1.52	1.41	1.56
Ag (oz)	1,351,816	641,540	678,343	1,241,227	1,159,026	1,228,256	2,288,145	2,018,745	10,607,098
Au (oz)	31,177	12,599	10,343	18,826	17,145	18,146	28,634	21,327	158,197

Waste meters	7,467	2,930	4,828	12,269	10,719	13,211	12,597	4,087	68,108
Meters on Vein	9,505	2,747	1,377	8,518	7,048	1,419	8,233	6,529	45,376
Meters Total	16,973	5,678	6,205	20,787	17,767	14,630	20,830	10,615	113,485

Table 16-2 lists production by quarter for 2016. Quarterly production was below plan during the first three quarters by as much as 15%. During the fourth quarter, production improvements resulted in production over plan by 5%.

Table 16-2 2016 El Cubo Consolidated Production by Quarter

	Q1			Q2			Q3			Q4
Total	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance
Production Tonnes	172,649	165,750	104%	142,120	112,079	127%	140,866	123,234	114%	128,137	141,900	90%
Development Tonnes	34,410	40,365	85%	4,202	0	N/A	9,247	7,727	120%	32,976	15,171	217%
Total Tonnes	207,059	206,115	100%	146,322	112,079	131%	150,113	130,961	115%	161,113	157,071	103%

Ag (g/t)	108	107	101%	156	129	121%	128	136	94%	103	137	75%
Au (g/t)	1.38	1.40	99%	1.56	1.42	110%	1.46	1.49	98%	1.24	1.46	85%
Ag (oz)	523,765	497,553	105%	645,745	407,564	158%	486,911	470,730	103%	362,324	548,057	66%
Au (oz)	5,943	6,687	89%	5,814	4,598	126%	5,326	5,281	101%	4,244	5,974	71%

Waste meters	1,618	1,935	84%	311	0	N/A	579	461	126%	1,579	642	246%
Meters on Vein	3,082	1,001	308%	760	374	203%	1,179	1,006	117%	1,508	1,049	144%
Total Meters	4,700	2,936	160%	1,071	374	286%	1,758	1,467	120%	3,087	1,691	183%

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Total development for 2016 was 10,615 meters of advancement, of which 6,529 meters were in mineral development and 4,087 meters were in waste development (Table 16-3).

Waste development includes bypasses, ventilation raises and ore passes, ramps, areas of waste vein, and cross-cuts to vein. Much of the current mine production is pillar recovery, and bypasses are necessary where old stopes must be avoided to access the pillars.

Table 16-3 2016 Production Summary (meters of advance)

Month	Ore	Waste	Sub Totals
January	1001.4	1010.5	2011.9
February	1219.2	297.8	1,517
March	861.5	309.6	1,171
April	262.4	73.4	335.8
May	226.9	118.8	345.7
June	270.2	119.1	389
July	316.8	159.5	476
August	392.5	196.7	589
September	469.7	222.5	692
October	486.3	520.6	1,007
November	453	638.6	1091.6
December	568.6	419.7	988.3
Total	6,529	4,087	10,615

The remaining reserve life-of-mine plan is based on a nominal production rate of 1,500 tonnes per day of ore mined from underground. This plan is also based on $16.29/oz silver and $1195/oz gold, and additional parameters as shown in Table 15-1. Utilizing nominal production rates, the remaining reserves show an expected mine life of 1.6 years. Total development planned for 2017 is 19,985 meters with 11,083 of those meters in waste development and 8,902 meters in ore.

As stated previously in section 15.1.1 dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using conventional cut and fill methods, external dilution was applied in the amount of 15% at a grade of zero. For blocks to be exploited using long hole methods, external dilution was applied in the amount of 30% at a grade of zero. Internal dilution is also applied based on any blocks that fall inside the stope shape but are below cutoff. A mining recovery is also applied to converted resources and is estimated at 95%. The overall result of these factors resulted in an overall dilution factor of 30% for El Cubo.

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16.3	Mining Methods

Conventional drill and blast methods are used to extract the ore at El Cubo, and access to the mining areas is provided by ramps, adits and shafts. Mine development headings are drilled by jumbo and by jackleg. The dimensions of the different development sections are as follows:

•	Main Ramps: 4.3 W x 4 H meters

•	Accesses: 3 x 3 meters
•	Sill in Mineral 2.2 x 2.5 meters (minimum)
•	Raise: 1.5 x 1.5 meters
•	Bore Holes Raise: 1.8 meter diameter

The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability.

The stoping methods used at El Cubo in 2016 were mechanized cut-and-fill and long hole. These two methods are also planned for all the future production.

Once sill development is completed and the limits of the ore have been defined, stope production can begin. For conventional cut and fill stoping, ore is mined upward in horizontal slices using jackleg drills. Cut and fill mining is a method of short hole mining with hole lengths usually less than 2m. After the ore is removed, the void is filled with muck. El Cubo uses unconsolidated mine waste from development headings. Under certain circumstances concrete is used as fill to create a solid floor. This enables mining from the stope below up to the concrete pillar and recovering most, if not all of the ore pillar that would otherwise be left behind. This process is usually reserved for high-grade floor pillars.

The production cycle starts by drilling upper holes using a jackleg (Figure 16-2). Geologists mark up the vein, and the stope is drilled and blasted accordingly. Drillholes on the vein (Blue) are blasted first. After the ore has been mucked, the holes drilled in waste (Green) are then blasted to achieve the dimensions required for the scoop to work in the next production lift.

Figure 16-2 Cut-and-fill with Re-Sue Method

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Mining is simpler where the veins are close to or equal to the width of the working. In this case, the back is blasted full-width and the extra waste blast step is eliminated.

By comparison, longhole open-stoping, holes are drilled upwards and/or downwards from the sill level. Longhole methods are typically 7 to 15m in length and are more productive than cut and fill methods. Longhole stoping is also cheaper than conventional cut and fill stoping. As with cut and fill methods, longhole stopes are filled with waste rock from development headings (Figure 16-3).

Some of the ore produced with the longhole drill machines is generated by drilling old pillars. Other stopes are blind by drilling uppers and blasting a slot at the far end of the stope to enable the ore to break in the subsequent larger stope blasts. Uppers are drilled to a 10-15m height on vein projections in rows across the width of the vein. The rows closest to the slot are blasted first. The stope is mucked clean, or at least sufficiently to allow the next blast. The stope retreats, leaving a void that can only be filled by a mill hole connected from somewhere above. The ore is extracted using remote- controlled scoops.

Figure 16-3 Schematic Showing Typical Longhole Stope Design

16.4	Mine Equipment

The El Cubo mine has its own fleet of scoops, trucks, and rail wagons, as summarized in Table 16-4. Depending on the location, underground ore is delivered to the surface by trucks via ramp, shaft, or rail haulages.

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Table 16-4 Mining Equipment Inventory, El Cubo Mine

Loaders	Capacity	Model	Qty
Scoop tram	1.25	LT-210	6
Scoop tram	1.5	LT-270	5
Scoop tram	2	LH-203	9
Scoop tram	2	RDH 200D	2
Scoop tram	2.5	LT-350	1
Scoop tram	3	LT-410	1
Scoop tram	3.5	LT-650 y LH307	4
Total			28
Trucks	Capacity	Model	Qty
Truck	4	Elmac D-5	2
Truck	6.5	Elmac D-10	3
Truck	10	Normet	2
Total			7
Locomotives	Capacity	Model	Qty
Goodman	4.5		2
Goodman	6		1
Goodman	8		1
Titan	3.5		1
Greensburg	8		1
Total			6
Compressors	Capacity	Model	Qty
Ingersoll Rand	300 HP		1
Atlas Copco	268 HP	GA 200	3
Atlas Copco	363 HP	GA 315	4
Gardner Denver	200 HP		1
Total			9
Other Equipment		Model	Qty
Tractors		New Holland	8
Tractors		John Deere	6
UTILITY 4X4 DIESEL		Kubota	3
Jumbo		Ven-Runner II	1
Raise-Bore		Robbins 43 R-M-4-C	1
LH MACHINE		JUMBO RAPTOR MINI	1
LH MACHINE		JUMBO LH RAPTOR 44	1
LH MACHINE		STOP MATE BOART	2
TELEHANDER		MANITOU MLT-634	1
Moto Grader		LEEBOY	1
Lift truck		VF 5000	1
Jacklegs		RNP	62
Vehicles		Varies	60
Total			148

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Contractors supply additional mining equipment for development and in the mining operations. They are involved in the development of certain areas of the mines and in haulage of ore from underground and surface stockpiles to the plant. Table 16-5 list the mine equipment on site that is used and owned by the contractors.

Table 16-5 Mining Equipment Inventory, Contractor

Loaders	Capacity	Model	Qty
Scoop tram	1.5	LT270	2
Scoop tram	2	LH203	2
Scoop tram	4.5	R1300G	1
Scoop tram	4.5	LT650	1
Total			6
Other Equipment		Model	Qty
Jumbo		AXERA	1
Jumbo		55XP Troidon	1
Jacklegs		RNP	15
Vehicles		Varies	7
Total			24
Contractors Trucks	Capacity	Model	Qty
Conventional Trucks	7 m³	varies	10

16.5	Geotechnical Factors

Since May of 2011, it is standard procedure to install systematic ground control throughout the mine. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps.

Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels in Area 1, where it is collected, pumped, and distributed as needed for use in mine production. The lowest historic development level of the mine, Level 9 of the Villalpando vein, was flooded until the latter part of 2013.

After the strike ended in 2011, Blake (2011) provided a preliminary geotechnical study to AuRico to determine if ground deterioration had occurred and if so, what rehabilitation effort might be needed in order for mining to resume. The geotechnical study concluded that in most cases, scaling and spot bolting would sufficiently mitigate deterioration, and rehabilitation work was carried out in three stopes according to recommendations.

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16.6	Manpower

As of December 31, 2016, the company had a total of 610 direct employees distributed in different departments (Table 16-5). This is approximately a 16% decrease from the 713 employees at the end of 2015. Of the 610 direct employees, 478 (78%) belong to the local miners’ union (Part of the National Miners Union).

Xianaconsa, S.A. de C.V. supplies 28 people for underground development. Campos Hernandez Contratiscas Mineros, S.A. de C.V. supplies 114 people for underground mining. Juan Ramon Jasso Martinez (JASSO) hauls ore from underground and from the mines to the plant and had 37 people on site as of December 31, 2016. Hammer Seguridad Privada is the security company used to guard the installations and they have a total of 78 persons working on site. There were 33 other people working with several other contractors providing various services from personnel transport to construction projects (Table 16-5).

Table 16-6 El Cubo Employees and Contractors

DIRECTLY EMPLOYED
Employees Cubo	14
Employees Villalpando	24
Varal	94
Cubo Sindicalizados (union)	478
Total	610
CONTRACTORS
Rangel Barbosa Fernando (Personal Transport)	11
Construcciones Mineras Gogui, S.A. de C.V. (Personal Transport)	22
Hammer Seguridad Privada, S.R.L. de C.V. (Security)	78
Jasso Martinez Juan Ramon (Heavy Equipment, Haulage)	37
Campos Hernandez Contratiscas Mineros, S.A. de C.V. (Mining)	114
Xianaconsa, S.A. de C.V.	28
Total	290

16.7	Training and Safety

All new employees, including contractors, are required to complete a two-day introduction course that explains the risks of the operation, procedures, how to use the safety gear, first aid, handling of explosives, etc. At the end of the training each employee is evaluated to determine if further training is necessary. Safety talks and safety audits are completed and recorded on a daily basis. The mine has an Emergency and Mine Rescue team that consists of 24 members. The team was formed in February, 2012, and is equipped with Drager BG4 breathing apparatus. The team also provides emergency services support to the local community, as needed. Emergency facilities (infirmaries) are located at Sta. Cecilia, El Tajo (Dolores), and El Cubo, and all operate 24 hours 7 days per week. One doctor, ten paramedics, and two nurses are available on-site, and a second doctor is retained in an on-call capacity in order to comply with work regulation NOM-030-STPS-2009. A second ambulance was purchased in 2013. One is stationed at the Dolores mine site, and the other at the Santa Cecilia mine site.

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17.	RECOVERY METHODS

In 2016, the El Cubo mill processed 583,772t of ore grading 123 g/t silver and 1.41 g/t gold. A total of 2,018,745 oz silver and 21,327 oz gold were recovered from the El Cubo ore. Silver and gold recoveries averaged 87.4% and 80.6%, respectively.

17.1	Processing plants

17.1.1	El Tajo Flotation Plant

EDR refurbished the crushing circuit and completely rebuilt the grinding and flotation circuits. The plant was designed and built by Promimet S.A. de C.V., a Mexican engineering company based in Guanajuato. An engineering procurement contract was granted in September 2012. The construction management was awarded to Smith & Foster, a Canadian firm. The new flotation plant was commissioned in May 2013, ramping up the throughput to 1,600 tpd and stabilizing the process. During 2015, plant production was ramped up to 2,000 tpd, but was brought back down to 1,600 tpd in 2016 due to development cut backs.

The reagent and principal equipment list is presented in Tables 17-1 and 17-2, and the process flow sheet for the flotation plant is presented as Figure 17-3,

Table 17-1 Reagent List

Reagent/Power	Units	Consumption
Collector KAX 41	l/t ore	0.060
Frother CC-1065	l/t ore	0.005
Steel balls	kg/t ore	1.50
Collector 7310	l/t ore	0.015
Copper sulfate	kg/t ore	0.010
Flocculant	kg/t ore	0.030

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Table 17-2 Principal Equipment List

Principal Equipment	Specification
Jaw crusher	30’x42’ portable crusher
Coarse ore bins	Concrete ore bin with approx. capacity of 600 t of ore
Secondary cone crusher	Symons, dia. 4-1/4’, standard head
Tertiary cone crusher	Symons, dia. 4-1/4’ short head
Vibration screens	1. Terex vibration screen, 6’x16’
2. Svedala vibration screen, 6’x16’
Fine ore bins	Two (2) steel ore bins with approx. capacity of 620 t of ore in each or total 1240 t
Ball mills	1. Mercy, 9’x9’, 450 HP
2. Mercy, 9’x10’, 600 HP
3. Dominion Engineering, 12’x14’, 1300 HP
Rougher/scavenger flotation cells	Five (5) Outotec tank cells, 30 m3
1st cleaner cell	Four (4) Denver flotation cells, 50 ft3 each
2nd cleaner cell	Two (2) Denver flotation cells, 50 ft3 each
Concentrate filter press	One (1) Diemme filter press with 39 plates of size 1500 mmx1500 mm, chamber thickness 50 mm, total filtration area147 m2 , 3.378 m3 of concentrate per batch
Concentrate thickener	One (1) Outotec thickener of size D 8 m
Tailings thickener	One (1) Outotec thickener of size D 21 m

Plant performance for October to December 2016 is presented graphically in Figures 17-1 and 17-2. Photographs of the existing plant are shown in Figures 17-4 through 17-7.

Figure 17-1 Metal Recovery El Cubo

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Figure 17-2 Grinding Size at El Cubo

Figure 17-3 Simplified Flowsheet of the new El Tajo Flotation Plant

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Figure 17-4 Primary Crusher (left); Fine Ore Bins (right)

Figure 17-5 Flotation Tailings Thickener (left); Concentrate Thickener (right)

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Figure 17-6 Grinding and Flotation Circuits of the new El Tajo Plant (left) Cyanide Leaching and Counter Current Decantation Circuits (actually shut down) (right)

Figure 17-7 El Tajo Plant Simplified Process FlowSheet

17.1.2	El Tajo Leach Plant

The El Tajo leach plant was designed and built for processing 400 tpd of ore, but at the time of acquisition by EDR it was used for leaching flotation concentrate produced at Las Torres plant rented from Fresnillo Plc.

In December 2013 the leaching plant was shut down due to the fact that selling the concentrate was more economic than cyanide leaching at current conditions. The past reagent consumption for the operation is shown in Table 17-3. A simplified process flowsheet for the El Tajo plant is presented as Figure 17-8, and the principal equipment list is summarized in Table 17-4.

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Table 17-3 Reagent Consumption of El Tajo Leach Plant in 2013

Reagent/Power	Units	Consumption
Sodium cyanide	kg/kg Ag	5.44
Flocculant	kg/kg Ag	0.21
Lime	kg/kg Ag	4.71
Zinc dust	kg/kg Ag	0.87
LP gas	kg/kg Ag	6.62
Borax	kg/kg Ag	1.50
Soda ash	kg/kg Ag	0.51
Niter	kg/kg Ag	0.33

Figure 17-8 Simplified Flowsheet of Cyanide Leach and CCD Circuits at El Tajo Plant

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Table 17-4 Principal Equipment of El Tajo Leaching Plant

Principal Equipment	Specification
Leach Feed Thickener	D 60’xH 12’ (used as process water tank)
Leach Tanks	Five (5) air agitated leach tanks of size D 30’xH 24’
CCD Thickeners	Four (4) thickeners of size D 41’xH 11’ and Two (2) thickeners of size D 38’xH 10’
Merrill-Crowe	A modular 120 m3 /h-plant designed and built by Kappes , Cassiday and Associates (1994)
Refinery	Two (2) gas fired furnaces

17.2	Recovery

The recovery process at El Cubo during 2016 consisted of a single flotation concentrate. Table 17-5 shows the recovery percentage by year. Silver and gold recoveries averaged 86.3% and 80.6% respectively for 2016. The recoveries presented from 2008 to July 14, 2012 are from AuricoGold and the 2013 recoveries include ore supplied from Bolanitos.

Table 17-5 Process Recoveries 2008 – 2016

Year	Recovery (%)		Head Grade
	Au	Ag	Au	Ag
2008	90.4	88.1	1.98	94.4
2009	90.3	88.5	1.92	83
2010	91	88.7	1.7	82.1
2011	85.3	85.3	1.23	77.8
2012	87.9	85.2	1.43	87.3
2013	89.6	87.2	1.73	113
2014	85.9	88	1.59	105.5
2015	88.3	86.5	1.52	119
2016	80.6	86.3	1.41	123

17.3	Tailings

Tailings facilities at the El Cubo mine include Mastrantos I, II and IV, which are old cyanidation tailings, and Mirasol, Mastrantos III and Mastrantos VI, which are flotation tailings (Figure 17-9).

The flotation tailings from El Tajo flotation plant, with a density of approximately 50% solids, are pumped through 1.4 km pipeline to the Mastrantos VI tailings facility. Some of the water is reclaimed and pumped back to the flotation plant.

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The concentrate leaching tailings were sent to Mastrantos IV until the leach plant was shut down at the end of 2013. The operation of the tailings dam was not continuous and the tailings were deposited in batch. The solution collected in the tailings dam is still reclaimed and sent to the plant and used again in the process. Additional make-up water for the concentrate leaching process is pumped to the El Tajo plant from the Dolores underground mine. The cyanide solutions are handled separately from the flotation circuit process water since the presence of cyanide is depresses the pyrite flotation.

In 2013 EDR hired AMEC to plan and implement a tailings facility management program to cover development, tailings water monitoring, and tailings facility closure. The mine conducts sampling of waters in arroyos and streams every 3 months. The water samples are sent for analysis to an external certified laboratory.

Figure 17-9 View of the Tailings Storage Facilities of El Cubo Mine

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18.	PROJECT INFRASTRUCTURE

EDR has all of the necessary mine and mill infrastructure to operate the El Cubo Mines project efficiently and to all regulatory standards imposed on the project by the various government agencies.

18.1	Offices and Buildings

CMC uses three building complexes. The main office is located inside the mine site located at the Dolores Mine. The mine site is also the location of the El Tajo process plant. The second complex, which is called La Hacienda and belongs to CMC, is located in the town of El Cubo. The company warehouse is located in La Hacienda. A new warehouse is being constructed near the underground core storage facility. La Hacienda, within itself, has enough buildings and offices to contain all the administrative personnel and activities. The third complex is the Santa Cecelia Mine site. This complex is the home to a maintenance shop and an additional office building used by mine geology and planning among other things.

For administration purposes, the underground mine is divided in three areas. Each area has its own small office building with rooms for operation and technical services employees, lamp house, meeting room, etc. Table 18-1 presents the list of the three underground offices indicating location and ownership.

Table 18-1 Underground Offices

Area	Name	Location	Ownership
1	San Nicolas	San Nicolas	CMC
2	Dolores	Tajo Plant	CMC
3	Villalpando	La Hacienda	CMC

18.1.1	El Tajo Processing Plant

A new 1,600 tonne per day process plant was commissioned in 2013. The facility, the El Tajo plant, owned by CMC, crushes, grinds, and concentrates in flotation cells all of the ore mined from the underground mine. During 2015, plant production was ramped up to 2,000 tpd.

The second treatment plant, the Chirimitera plant, consists of a 500-tpd comminuting and flotation circuit. The Chirimitera plant has been shut down since November 2007. If CMC decides to resume activity at this facility, it must be rehabilitated and fitted with a grinding mill and a secondary crusher.

CMC owns a series of tailing dams and impoundments that were used for the disposition of treated solids from the former concentration process at the El Tajo and Chirimitera plants, and from the past leach process at El Tajo plant. The Mastrantos IV & V impoundments have been receiving all the cyanided-treated solids for the last twenty-six years. The Mastrantos VI tailing dam has not been active since 2007.

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Slurry discharges from the treatments are sent to their final disposition through HDPE pipelines. Superficial water and diluted solution in dams and impoundments, after settling out solids, is pumped back to the plants for reuse in similar HDPE pipelines.

Besides the treatment plant, the El Tajo facilities include a doré refinery and lab.

The doré refinery and leach plant was shut down in December 2013. Concentrate is now shipped to third party refiner.

The assay lab at El Tajo was closed in 2013 and all sampling sent to the assay lab onsite at the Bolañitos Mine.

18.2	Ventilation

The ventilation system at El Cubo is a combination of natural and mechanical, but relies mostly on natural ventilation. Air flow enters through the various access ramps, shafts, raise bore holes, and old mine openings, and moves down to the lower part of the mine, exhausting through a series of partially open old areas of the mine, raise bore holes, and conventional driven raises. A downfall associated with natural ventilation is the lack of stable directional flow. The natural flow of air is governed by pressure, which can be highly variable, presenting a very dangerous situation in the event of an underground fire.

Figure 18-1 is an example of the ventilation plan for the Dolores Mine, showing ventilation raises and fan locations, and airflows for fresh air and exhaust. The longitudinal section presented in Figure 18-2 illustrates the complexity of the system.

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Figure 18-1 Dolores Mine Ventilation Plan

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Figure 18-2 Longitudinal View of El Cubo Mine Ventilation

18.2.1	Area 1 (San Nicolas, Villalpando, and Peregrina)

The San Nicolas mine is the oldest of the four CMC mines. Air is drawn into the mine through the main entrances on levels 120, 60, and 0, and the San Nicolas Main and Santa Cecilia access ramps. The air flow travels mostly through the ramps and drift accesses to the various stopes. Some of the exhaust air flows to the surface through raise bore holes equipped with two electric fans (42 – 26- 1700, 75hp/60k EA), and the rest flows to the surface naturally through raise bore holes without fans and old open stopes. The total fresh air into Area 1 is 160,000 cfm, and the total air exhausting through the mechanical system is 140,000 cfm.

The Villalpando Mine is located in central to the El Cubo claim block and is connected to Peregrina Mine on the 315 level (northwest) and on the 8 level (east side) through the main ramp. It also communicates to surface and to the San Nicolas Mine through the main ramp, connecting the entrance at the Santa Cecilia Ramp (west side) and the entrance of Dolores and Villalpando mines to the southeast. Fresh air comes into the mine mainly through two old shafts, the Buena Suerte and San Lorenzo shafts. In the Buena Suerte shaft, one 4800 VAX 2700, 1800, 200 hp fan pushes 90,000 cfm down to the 10 level. From there, the fresh air is distributed to the levels between the surface and the 8 level. The air flow coming out of the Buena Suerte shaft helps to ventilate a few stopes and a portion of the travel ways. In the San Lorenzo shaft, 70,000 cfm of fresh air is pushed down by a 4200 VAX 2700, 100hp fan. The used air leaves the mine mainly through raise bore holes and old mine openings. The distance between stopes and travel ways connecting others areas are long. Air is pumped into various stopes using auxiliary ventilation fans in combination with ventilation tubing and natural ventilation.

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At the Peregrina mine, the fresh air comes in through the Santa Lucia, Guanajuato Shafts and the new raise bore hole. Both of them draw natural ventilation in combination with a 100 hp electric fan. From the Santa Lucia Shaft, fresh air goes to the 535 level (41,000 cfm), to the 585 level (35,000 cfm), to the 600 level (43,000 cfm), and the base of the shaft (12,000 cfm). Fresh air from the Guanajuato shaft (41,000 cfm) travels 6,000 meters. Fresh air from the Santa Lucia shaft travels along each level and through the internal ramps. One 100 hp electric fan located on top of the #71 Robbins raise transfers 80,000 cfm into the exhaust raise flowing to surface. Fresh air is sent to the stopes with auxiliary ventilation fans. The remaining cfm is flowing up the ramp and other raise bore holes to surface. The entire ventilation plan for this area of El Cubo has been revised to use only CMC openings and infrastructure after the termination of Las Torres agreement.

18.2.2	Area 2 (Dolores Mine)

Dolores mine is ramping up the levels of production in order to meet the required budget. The mining activities are increasing every day and because of that more equipment is coming into the mine. All these activities are introducing more diesel horsepower, dust, heat and fumes.

Three new headings have been opened at the Dolores mine: the 1140 ramp to the lower southeast part of the Villalpando vein, the 501 ramp to the lower area of the Dolores-Capulin vein, and the 1105 ramp reactivation to gain access to the lower part of the northwest Villalpando vein.

The 1140 ramp is ventilated with 60,000 cfm fresh air drawn from the Capulin shaft using two 3000 VAX 2100, 3600, 50 hp fans and 90,000cfm fresh air drawn from the Gil shaft, with one 5400 VAX 2700, 250 hp electric fan forcing air into the Asunción Area. Future ventilation will include a 4200 VAX 2700, 1800, 100 hp electric fan at the intersection of the Gil Shaft and cross-cut access on 9 levels. The fan will move 74,000cfm, enough to sustain the mining activities in this area. The fan will be relocated when the ramp gets to the lower level, and will pull fresh air from the extension of the Gil shaft; from there the fan will force the air to the bottom of the Asunción vein. The used air will exhaust to surface through the 1140 ramp and new raise boreholes (#85, #83, and #84) from surface to 7 level.

The 501 ramp is ventilated with one 4200 VAX 2700, 1800, 100 hp electric fan located on surface at the top of the #75. The fan pulls 75,000 cfm of fresh air from the surface through the 1105 ramp and the #72 raise borehole to ventilate the headings and new development areas located on the negative 501 ramp. The used air is exhausted to surface by the fan (exhaust system).

The ventilation for the 1105 ramp comes from surface down the ramp and is drawn into the #87 raise bore hole (90,000 cfm) by a 4800 VAX 2700, 200 hp electric fan located on top of the raise and exhausting to surface. The fresh air flow it is transferred to the heading by electric fan located up-ramp before entering the #87 raise borehole and exhausting to surface through raise bore holes (#87, #73 and #70).

Most of the stopes in the older producing areas of the mine are ventilated with natural ventilation (top levels) and auxiliary vent fans. The air flow travels long distances before reaching the areas to ventilate.

18.2.3	Ventilation Improvements

Table 18-2 lists the ventilation installations with their purpose and capacity, as applicable.

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Table 18-2 Master List of Ventilation Installations Showing Utilization and Capacities

MINE AREA	TYPE	ID	CONNECTION	PURPOSE	FRESH AIR	EXHAUST AIR	COMMENTS
I	Main Ramp		Surface	Intake	60,000	-	-
I	Raise Bore	10	Surface -Level 4	Intake	15,000	-	-
I	Raise Bore	16	Surface -Level 4	Intake	20,000	-	-
I	Raise Bore	17	Surface -Level 4	Intake	20,000	-	-
I	Raise Bore	37	Level 0 (portal) - Level 4	Exhaust	-	20,000	-
I	Raise Bore	38	Surface-Level 10	Intake	90,000	-	FAN: 200 HP
I	Raise Bore	45	Level 4 - Level 8	Exhaust	-	20,000	-
I	Raise Bore	47	Level 4 - Level 8	Exhaust	-	30,000
I	Raise Bore	49	Surface -Level 4	Exhaust	-	78,000	FAN: 100 HP
I	Raise Bore	53	Level 4 - Level 8	Exhaust	30,000	-	-
I	Raise Bore	55	Surface -Level 4	Intake	30,000	-	-
I	Raise Bore	56	Surface -Level 3	Exhaust	-	35,000	-
I	Raise Bore	64	Surface-Level 8	Exhaust	-	95,000	FAN: 100 HP
I	Raise Bore	76	Level 4 - Level 8	Intake	15,000	-	-
I	Shaft	Tiro San Lorenzo	Surface -Level 4	Intake	60,000	-	FAN: 100 HP
I	Raise Bore	80	Surface - 4-333	Exhaust	-	85,000	FAN: 135 HP
II	Main Ramp		Surface	Intake	80,000
II	Raise Bore	70	Portal San Eusebio - Level 4	Exhaust	-	80,000	FAN: 75 HP
II	Raise Bore	73	Level 4 - Level 6	Exhaust	-	-
II	Raise Bore	75	Surface - Ramp 501	Exhaust	-	74,000	FAN: 100 HP
II	Shaft	Tiro Capulin	Surface -Level 5	Intake	40,000	-	-
II	Shaft	Tiro Gil	Surface -Level 9	Intake	70,000	-	FAN: 250 HP
II	Raise Bore	81	4-333mRamp 705(-)	Exhaust	-	-
II	Raise Bore	82	Surface Level 4	Exhaust	-	-	In Progress
II	Raise Bore	83 & 84	Level 4 - Level 7	Exhaust	-	-	In Progress
II	Raise Bore	85	Surface - Ramp 1140 (-)	Exhaust	-	-	FAN: 150 HP
II	Raise Bore	87	Level 6 - Level 9	Exhaust	-	-
II	Raise Bore	88	Surface Level 8	Exhaust	-	-	In progress
IV	Alimak	3	Ramp 3006 - Level 13	Intake	15,000	-	-
IV	Alimak	2	Level 13 - Level 8	Intake	15,000	-	-
IV	Raise Bore	63	Ramp 321 - Level 14	Intake	20,000	-	-
IV	Raise Bore	65	Level 10 - Level 14	Intake	20,000	-	-
IV	Raise Bore	71	Level 12- Level 14	Exhaust	-	80,000	FAN:100 HP
IV	Raise Bore	74	Level 8 - Level 12	Exhaust	-	20,000	-
IV	Raise Bore	78	Level 8 - Level 12	Intake	15,000	-	-

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In summary, the ventilation system for each of the mines is being improved to minimize any risk in the event of an underground fire, improve environmental working conditions, and improve production levels. There are three major components to the planned improvements to the ventilation system: 1) purchasing ventilation equipment; 2) increasing electrical power capacity; and 3) increasing the number of raise bore holes dedicated to ventilation in strategic locations.

18.3	Water

Water for the mine operations is obtained from the Dolores Mine. Water is pumped from the Dolores Mine into a series of water reservoirs at the surface for storage and distribution to the mines. The surplus of water pumped from the Dolores mine is sent to the fresh water tanks, which when required is used to supply the mines. The water found in the Dolores mine is a product of filtrations and of intentional flooding for storage. A plan for obtaining water needs to be completed as a precaution should the water in the Dolores mine run out.

18.4	Compressed Air

Compressed air is supplied to the mine by a group of compressors which are all located in different areas on surface. The compressed air is supplied via a network of 4 and 6 inch lines. The working pressure that reaches the headings is at 85 psi.

18.5	Electricity

Electrical power for the mine is provided by the state-owned Comisión Federal de Electricidad (CFE) via 13.3 kV overhead transmission lines connected to the national grid. The energy is transformed on site by a series of substations for distribution to different facilities. Table 18-3 summarizes the location and capacity of the main transformers of CMC and those of Compañía Minera Las Torres.

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Table 18-3 Summary of Electric Installations

Area	Location	Capacity (kva)	Power Input (V)	Power Output (V)
Los Silvestres	Surface	1,000	13,200	440
Chirimitera	Surface	1,000	13,200	440
Chirimitera	Surface	1,000	13,200	440
Chirimitera	Surface	1,000	13,200	2,200
Chirimitera	Surface	500	13,200	4,160
Chirimitera	Surface	1,000	13,200	4,160
Chirimitera	Surface	150	13,200	220
1	Underground	500	2,200	440
3	Underground	500	2,200	440
La Hacienda	Surface	150	13,200	440
Santa Cecilia Shop	Surface	200	13,200	440
La Hacienda	Surface	200	13,200	480
Tajo Plant	Surface	500	13,200	440
Tajo Plant	Surface	500	13,200	440
San Nicolas	Surface	200	13,200	480
Tajo Plant	Surface	1,000	13,200	440
Tajo Plant	Surface	1,000	13,200	440
La Doctora	Surface	1,000	13,200	440
Tajo Plant	Surface	300	13,200	440
Puertecito	Surface	113	13,200	440
Mirasol	Surface	300	13,200	440
Puente de Piedra	Surface	150	13,200	480
San Nicolas	Surface	200	13,200	480
Tajo Plant	Surface	150	13,200	440
Cubo	Surface	150	13,200	440
Tajo Plant	Surface	300	13,200	440
Guadalupe	Surface	300	13,200	440
Tajo Plant	Surface	300	13,200	220
Tajo Plant	Surface	300	13,200	220
La Doctora	Surface	1,500	13,200	4,160
2	Underground	500	4,160	480
2	Underground	500	4,160	480
2	Underground	500	4,160	480
Peregrina	Surface	750	13,200	2,200
Peregrina	Surface	750	13,200	2,200
Peregrina	Surface	750	13,200	2,200
Peregrina	Surface	300	13,200	440
Peregrina	Surface	750	2,200	440

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There are no back-up generator sets for the mine operations; however, the El Tajo plant has a generator to keep the agitators functioning should power fail.

18.6	Tailings Impoundments

The active tailings dam for the El Tajo process plant is Mastrantos VI (Figure 17-9, Section 17.3) . There are seven other tailings dams located on the El Cubo property, they include:

1.	Mirasol tailings dam, repository of flotation tailings currently out of operation, covered and under reforestation.

2.	Mastrantos I, repository of concentrate leach tailings, currently out of operation but used for water storage.

3.	Mastrantos II, repository of concentrate leach tailings, currently out of operation, but receives solutions from underdrain of Mastrantos IV and V.

4.	Mastrantos III, repository of flotation tailings currently out of operation, in process of reclamation.

5.	Mastrantos IV operated to deposit concentrate leach tailings in 2013, currently out of operation. Mastrantos V, was used to deposit concentrate leach tailings, currently out of operation.

6.	Chirimitera, repository of flotation tailings currently out of operation, covered and under reforestation.

Currently water from Mastrantos I, II, IV and V cannot be used in the flotation plant since it contains some amount of cyanide which is a depressor of pyrite flotation. Water from Mastrantos I, II and V is pumped to the Mastrantos IV where water evaporators were installed in 2013 to manage the water balance.

18.7	Ore Stockpiles and Waste Dumps

The El Cubo mine maintains small ore stockpiles underground and at the mine entrances in order to manage continuous ore haulage. The mine has no large areas for excess ore stockpiles and generally consumes all daily production available since the plant is not at capacity. Only small waste dumps are present in the district since most waste never leaves the mines where it is needed for fill.

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19.	MARKET STUDIES AND CONTRACTS

EDR has neither a hedging nor forward selling contract for any of its products. As of the date of issue of this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in the world markets. Due to the size of the bullion market, which in 2014 saw a demand for silver of 1.07 billion ounces, EDR’s activities will not influence silver prices (it produced 7.2 million ounces, or less than 1% of world demand).

EDR produces a silver concentrate which is then shipped for refining. The concentrate produced by EDR at its mines is further refined by third parties before being sold as bullion. To a large extent, silver concentrate is sold at the spot price.

Table 19-1 summarizes the high and low average annual London PM gold and silver price per ounce from 2000 to 2016. For the purposes of this report the resources and reserves are stated at the 2 year average metal prices for silver and gold as of October 1st 2016. The two-year averages are $16.29/oz for silver and $1,195/oz for gold.

Table 19-1 Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2016 (prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	312.70	263.80	279.12	5.45	4.57	4.95
2001	293.25	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.67	5.10	4.24	4.60
2003	416.25	319.90	363.32	5.97	4.37	4.88
2004	454.20	375.00	409.16	8.29	5.50	6.66
2005	536.50	411.10	444.45	9.23	6.39	7.31
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.40	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.00	972.35	19.18	10.51	14.67
2010	1,421.00	1,058.00	1,224.53	30.70	15.14	20.19
2011	1,895.00	1,319.00	1,571.52	48.70	26.16	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	1,192.00	1,411.23	32.23	18.61	23.79
2014	1,385.00	1,142.00	1,266.40	22.05	15.28	19.08
2015	1,295.75	1,049.40	1,160.06	18.23	13.71	15.68
2016	1,341.09	1,097.37	1,248.34	19.93	14.02	17.10

Over the period from 2000 to 2011, world silver and gold prices increased significantly. This had a favorable impact on revenue from production of most of the world’s silver mines, including the El Cubo Project. Between 2011 and 2016 there has been a significant reduction in the silver and gold prices, which has caused much stress for mining companies around the world.

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EDR has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry, and it is EDR policy not to hedge or forward sell any of its products.

In addition to its own workforce, EDR has a number of contract mining companies working on the El Cubo property.

19.1	Contracts

CMC has signed a number of contracts or agreements with domestic companies and legal persons in order to cover its production and interests goals. Table 19-2 is a summary of the main contracts that CMC has in place.

Table 19-2 Contracts Held by Compañía Minera del Cubo, S.A. de C.V.

Contract Description	Contracting Organization	Expiry/Renewal Date
Mining Contractor	Campos Hernandez Contratistas Mineros, S.A. de C.V. (CAHECOMI)	42551
Purchase of recycled materials	Reciclados Santa Fe, S.A. de C.V	42813
Environmental Technical Study Tepetateras	Celia Espinoza Ramos	Valid & Updating
Industrial Waste Collection	Hammer Seguridad Privada, S.R.L. de C.V.	42950
Environmental Technical Study Cebolletas	Grupo Jasso Maquinaria, S.A. de C.V.	Valid & Updating
Security and Surveillance Services	GR Construcción Obra y Desarrollo Minero, S.A. de C.V.	43189
Armed Security Services	Fernando Rangel Barbosa	43131
Trucking Ore and Waste	Maquinaria Jasso Majsa, S.A. de C.V.	Extended

El Cubo Mining Unit is under a Collective Bargaining Agreement with the National Mining Workers Union. This agreement is for an indefinite term and has a yearly general salaries revision each February.

Third party contractors have been engaged to carry out civil engineering works in the El Cubo Mining Unit. As of 2016 some have been engaged for works to be carried out in the mid – long term range, but most are engaged for works in the short-term range. They are hired on a case by case basis

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20.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental and Sustainability

CMC operates under the policy of zero industrial discharges into the environment. Surface water in the tailings disposal facilities are pumped back into the process. Running water in the intermittent streams within the property is tested for mineral elements and contaminants. Some water pumped from the underground workings is discharged in the Peregrina reservoir at the surface.

The following aspects are treated with special care by the company as they represent potential risks to the operation. To reduce the possibility of an incident regarding any of these issues, CMC has established strict procedures of operation and monitoring in accordance with accepted standards.

•	The tailing dams are the places that require the main environmental and operation control, because its proximity to the Cubo community represents a risk.
•	Tests of water pollutants into rivers near to the tailings dams.
•	Tests of discharge sewage pollutants.
•	Water recovery in tailings dams to be returned to the process of the processing plant.
•	Tests of the combustion gases from laboratory's chimneys and foundry, and lead exposure for lab workers.

20.2	Closure Plan

The El Cubo closure budget includes funds for covering the tailings ponds and securing and cleaning up the other surface and underground mine facilities (Table 20-1).

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Table 20-1 Mine Closure Budget

Facilities	Item	US$
Underground Mines	Shafts	44,000
	Portals & Entrances	8,000
	Robbins Raises	70,000
	Workshops & Offices	232,000
	Workshops & Offices	233,000
Sub-Total		587,000
El Tajo Plant Flotation and Cyanidation	Crushing Area	96,000
	Milling and Flotation Area	81,000
	Dynamic Leaching Area	223,000
	Precipitation and Foundry Areas	90,000
	Related Facilities	349,000
	Reclaim of Plant Area	226,000
Sub-Total		1,065,000
Chirimitera Flotation Plant	Crushing Area	80,000
	Milling and Flotation Areas	45,000
	Related Facilities	141,000
	Reclaim of Plant Area	139,000
Sub-Total		405,000
Tailings Dams	Mastrantos I, II, IV & V	894,000
	Mastrantos III & VI	760,000
	Cedros	0
Sub-Total		1,654,000
Administrative Personnel		323,000
Grand Total		4,034,000

20.3	Permitting

EDR holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the El Cubo Project.

According to CMC, tailings ponds Mastrantos I, II, IIIA, IIIB, IV, V, and VI were built before environmental legislation was approved in 1998 (La Ley General del Equilibrio Ecológico y la Protección al Ambiente), so CMC was not required to apply for permits for these facilities. For pre-existing facilities, a mining company must get an update permit whenever there is a change in the processes, capacities, or facilities. Permits are issued by the Secretaría de Medio Ambiente y Recursos Naturales (Semarnat) – Secretary of the Environment and Natural Resources. An annual operation card must be presented to Semarnat at the end of each year.

Table 20-2 lists the existing permits governing the mining and milling operations.

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Table 20-2 Existing Mining and Milling Operations Permits

Permit Type	Permit	Issuing Agency	Date-Expiry/ Renewal
LAU - Process Plant Unique Environmental License	LAU-11-70/01504-09	SEMARNAT	Valid & Updating
Annual Operation Card	COA-2014	SEMARNAT	Dec 2016
Environmental Registration	NRA: MCUMJ1101511	SEMARNAT	Mine Closure
Hazardous Waste Generating - Second Permit	CMC/PA019/2014 y CMC/PA024/2014	SEMARNAT	Mine Closure
Hazardous Waste Generating - First Permit	GRP111500002	SEMARNAT	Mine Closure
Environmental Impact Authorization, Constr of Chirimitera Plant	D.O.O. DGOEIA -001786	SEMARNAT	Mine Closure
Environmental Impact Authorization, Constr of Chimiritera Tailings Dam	D.O.O. DGOEIA -006508	SEMARNAT	Mine Closure
Annual Operation Card COA	COA 2014	SEMARNAT	Dec 2016
Water Well Concession - #1	08GUA114571/ 12AMGE99	CONAGUA	Mar 2023
Water Well Concession - #2	08GUA103111/ 12AMGE97	CONAGUA	Mar 2023
Sewage Discharge License	4GUA101250/12EMGE94	CONAGUA	Mine Closure
New Waste Dump Calaveras - MIA	PFPA/18.2/2C.27.5/ 00007-13	CONAGUA	Under Evaluation
New Waste Dump Calaveras - CUS	PFPA/18.3/2C.27.2/ 00031-13	CONAGUA	Under Evaluation
Waste Dump Workshop Cecilia - MIA	PFPA/18.3/2C.27.2/ 00031-13	CONAGUA	Under Evaluation
Waste Dump Workshop Cecilia - CUS	PFPA/18.3/2C.27.2/ 00032-13	CONAGUA	Under Evaluation

20.4	Considerations of Social and Community Impacts

CMC considers nearby communities as important stakeholders and, as such, the company pays special attention to their problems and requests for support. A good neighbor and open-door policy characterizes the relations with the six communities inside and around the area of operations. A company representative interacts with the local authorities frequently.

According to the population and housing census of 2010, the inhabitants in the surrounding communities include 2,711 people living in the 6 locations. Women are 52.6% of the population. Table 20-3 presents population by gender in the communities, and shows the relationship of CMC with them, whether directly or indirectly. The relationship with a community is indirect whenever it has a direct relationship with another mining company. The communities of Mineral del Cubo, Monte de San Nicolas, and Rosa de Castilla are located inside the area of current or future influence. Three other communities are included as a result of the leasing contract of properties and facilities from Compañía Minera Las Torres. Regardless of the indirect relationship with these three communities, CMC considers that it has a shared commitment with them.

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Table 20-3 Population Statistics for Communities Surrounding El Cubo

Location	Relationship	Total	Population
			Male	Female
Calderones	Indirect	946	449	497
Mineral Del Cedro	Indirect	397	190	207
Mineral Del Cubo	Direct	498	237	261
Mineral De Peregrina	Indirect	176	80	96
Monte De San Nicolás	Direct	286	137	149
Rosa De Castilla	Direct	408	192	216
Total		2711	1285	1426

CMC has a policy of social responsibility based on community development. The tactic used to achieve this strategic principle is focused on:

•

Education and Employability: Promoting learning opportunities ranging from basic education to technical skills and supporting the creation and development of small business that provide an economic alternative to mining related jobs.

•	Infrastructure: Supporting construction, improvement or rehabilitation of community facilities, such as the Church, the playgrounds, or the roads.

•	Health: In partnership with government institutions, Endeavour promote several health campaigns in the communities such as dental, vaccines, nutrition, pet control, and others.

•	Sports: Also in partnership with government institutions and NGOs, Endeavour supports summer camps for children and in the last two years has sponsored one of the main races that happen in Guanajuato.

•

Environment: Endeavour runs different environmental campaigns in the communities, such as the recycling of electronics, the reuse of tires to rehabilitate recreational sites, reforestation initiatives, cleaning up campaigns, and others.

•

Traditions and Culture: Endeavour supports throughout the year the different celebrations that happen in the community, such as the day of the miner, mother´s day, day of the death, children´s day, Christmas celebrations, and others.

In addition, EDR responds to ongoing requests from the community. A large majority of the requests are for discarded materials, but there are also some requests for in kind donations such as transportation of materials, transportation to events, gifts for community celebration (such as children´s day), food, and other assistance.

In order to carry out social responsibility actions, CMC has an internal procedure intended to channel the demands of the local communities, to assess their needs, to prioritize them, and to evaluate donations to be made to improve quality of life. The company is interested in maintaining a social license to operate by working together with the communities, providing communication support in resolving problems, promoting good practices in social solidarity through a work plan with the localities, and aiming for sustainability in all its actions. To make public its commitment to its stake-holders, the company pursued an ESR acknowledgement (Socially Responsible Company), which was obtained the March 1, 2014, from the Mexican Center for Philanthropy (CEMEFI).

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The company works respectfully and in coordination with the natural leaders in the surrounding communities, and with local authorities, educational institutions, and government agencies to achieve sustainable development. Actions are mainly aimed at promoting education, sports, culture, health, and environmental care.

El Cubo’s community library and school were remodeled with the support of the company. CMC donated books and computers to promote education and access to technology. Both El Cubo and Rosa de Castilla communities gained free access to computers.

CMC works in coordination with the municipal government to promote cultural activities in the communities. The company has a cultural center open to the public where workshops of handicrafts, music, and painting are conducted. In addition, CMC promotes the realization of festivals, theater plays, and cinema for children and adults, and facilitates transportation of students to civic and cultural events and sports competitions.

The company provides garbage collection service to contribute to environmental sanitation and prevent gastrointestinal diseases. The company also supplies medical services and medicines in cases of emergency or whenever the community service is not available, assisting between 10 and 15 persons each week. The company’s ambulance is available as needed.

Water shortage in the country has greatly affected the state of Guanajuato, and this has directly impacted El Cubo’s neighboring communities in recent years. The community of El Cubo has no water storage bodies, which is a significant problem. At the request of the community, CMC supplies non-potable domestic water to the community during the dry seasons. The lack of rainfall has also greatly affected the communities of Calderones and El Cedro. The company pumps water from Presa de Mata dam and hires tankers if necessary to provide water to each of these communities.

The company launched a self-employment project to benefit the local work force. A group of women from El Cedro, after being trained with the economic support of the company, developed the cooperative “Mujeres Unidas del Cedro SC de RL de CV” for industrial clothing manufacturing. Plans are to construct a sewing shop. The project includes the purchase of machinery, raw materials, and construction or remodeling of the place where this workshop will be established. A total future investment budget of $72,152 USD will be needed to implement the project; which involves the purchase and provision of materials for the start of operations using a loan from CMC.

CMC works by Gender Equality Model MEG: 2003, awarded by the National Women's Institute in November 2013. This model helps to ensure equal opportunities for internal and external community by socially responsible actions.

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El Cubo Project	Capital and Operating Costs

21.	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

The 2016 budget versus actual 2016 capital costs for the El Cubo Project are summarized in Table 21-1. For 2017, EDR has budgeted of US $13.1 million for capital projects at El Cubo. The 2017 budget includes all planned capital expenditure for El Cubo with the exception of regional exploration. An additional US $0.9 million is planned on exploration drilling at El Cubo.

Table 21-1 Capital Costs for the El Cubo Mines Project

Description	Actual 2016 Cost (US$)	Budget 2016 Cost (US$)	Planned 2017 Cost (US$)
Mine Development	1,082,696	1,581,000	10,392,000
Underground Equipment	236,087	0	1,355,000
Plant Infrastructure	252,070	0	1,064,000
Vehicles	123,199	0	223,000
Office and IT	177,438	0	112,000
Buildings	15,619		0
TOTAL	1,887,109	1,581,000	13,146,000

21.2	Operating Costs

Operating costs for 2016 are averaged across the four principal working areas of the El Cubo mine. The cash operating cost of silver produced at the El Cubo Project in fiscal year 2016 was $10.09 per oz, compared to $10.56 for 2015. Cash operating cost per ounce of silver is calculated net of gold credits and royalties. The cash operating costs per tonne of ore processed averaged US $78.11 per tonne in 2016, compared to US $80.60 in 2015.

Table 21-2 summarizes operating cost by department before adjustment for finished goods. The planned estimated cost per ton of ore mined for 2017 is also presented in Table 21-2.

Table 21-2 Operating Costs for the El Cubo Mines Project

Department	Actual 2015 (US$/t)	Actual 2016 (US$/t)	Planned 2017 (US$/t)
Mining	46.24	45.44	44.00
Processing	24.08	21.76	19.50
G&A	10.28	10.91	10.05
Total	80.60	78.11	73.55

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El Cubo Project	Economic Analysis

22.	ECONOMIC ANALYSIS

EDR is a producing issuer as defined by NI 43-101. An economic analysis has been excluded from this technical report as the El Cubo mine is currently in production and this technical report does not include a material expansion of current production.

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El Cubo Project	Adjacent Properties

23.	ADJACENT PROPERTIES

The El Cubo Project is located within the Guanajuato mining district, which hosts a number of historically productive mines and in which mining has been carried out for more than 450 years. While a majority of the past producers in the district are located on quartz veins similar or related to those located on the El Cubo mine property, there are no immediately adjacent properties which might materially affect the interpretation or evaluation of the mineralization or exploration targets of the El Cubo Project.

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El Cubo Project	Other Relevant Data and Information

24.	OTHER RELEVANT DATA AND INFORMATION

This report summarizes all data and information material to the El Cubo Project as of December 31, 2016. HRC knows of no other relevant technical or other data or information that might materially impact the interpretations and conclusions presented herein, nor of any additional information necessary to make the report more understandable or not misleading.

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El Cubo Project	Interpretation and Conclusions

25.	INTERPRETATION AND CONCLUSIONS

The El Cubo mine is an operating mine with a relatively long history of production. The district is notable for the strike length of its veins and vertical extent of mineralization, ranking it among the foremost silver districts of the world and a classic example of a low-sulfidation epithermal vein deposit.

25.1	December 31, 2016 Mineral Resource Estimate

The mineral resources for the El Cubo mine as of December 31, 2016, are summarized in Table 25-1. The resources are exclusive of the mineral reserves.

Table 25-1 Mineral Resource Estimate, Effective Date December 31, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	213,000	414	192	1,318,500	3.13	21,400
Indicated	732,000	366	194	4,561,100	2.44	57,400
Measured + Indicated	945,000	377	194	5,879,600	2.60	78,800
Inferred	1,453,000	411	214	10,004,000	2.78	129,900

1.	Measured, Indicated and Inferred resource cut-off grades were 177 g/t silver equivalent at El Cubo.

2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 87.8% for silver and 84.7% for gold.

4.	Silver equivalents are based on a 75:1 silver:gold ratio

5.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.

6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

For the year end 2016 there was an increase of 241,000 tonnes of measured and an increase of 281,000 tonnes of inferred resources. The increase was mainly attributed to inclusion of new data collected during the year and modeling techniques on the vein thickness to include the breccia zones that meet cutoff criteria.

25.2	December 31, 2016 Mineral Reserve Estimate

The mineral reserves for the El Cubo mine as of December 31, 2016, are summarized in Table 25-2. The reserves are exclusive of the mineral resources.

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Table 25-2 Mineral Reserve Estimate, Effective Date December 31, 2016

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	409.3	295	154	2,028.9	1.99	26.24	26%
Probable	452.7	280	159	2,311.1	1.71	24.85	33%
Total Proven and Probable Reserves	861.9	287	157	4,340.0	1.84	51.09	30%

1.	Reserve cut-off grades are based on a 184 g/t silver equivalent.
2.	Metallurgical Recoveries were 87.8% silver and 84.7% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 meters.
5.	Dilution factors averaged 30%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 75:1 silver:gold ratio.
7.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

For the year end 2016 there was an increase of 34,600 tonnes from the 2015 reported reserves. The increase was a result of the continued development of resource areas to replace the mined out reserves during 2016.

25.3	Conclusions

The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the El Cubo property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

A major change in ore metallurgy during the life of the current reserves is very unlikely, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

Areas of uncertainty that may materially impact the Mineral Resources and Reserves and subsequent mine life presented in this report include the following:

•	Mining assumptions
•	Dilution assumptions
•	Exchange rates
•	Changes in taxation or royalties
•	Variations in commodity price
•	Metallurgical recovery
•	Processing assumptions

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El Cubo Project	Interpretation and Conclusions

The QP considers the El Cubo resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the El Cubo Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the El Cubo Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the El Cubo mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization.

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El Cubo Project	Recommendations

26.	RECOMMENDATIONS

The El Cubo mine has been in nearly continuous production for decades. A substantial effort combining direct underground exploration, underground drilling, and surface drilling will be necessary to sustain the mine and continually expand resources and reserves. The El Cubo concessions cover at least 5 km of the trace of the vein system across the district. The Villalpando- Asunción area continue to provide the bulk of production from the mine and is currently the focus of future resource and reserve development. The Dolores vein is an important parallel structure along which new resources and reserves have been added through a combination of underground development and diamond drilling.

The mine has considerable potential to develop both exploration targets close to existing operations outlined by underground drilling and those identified by surface exploration.

26.1	Exploration Program

Exploration budgets for El Cubo are approved for 6,000 meters of drilling during 2017. Table 26-1 summarizes the planned 2017 exploration budget for Guanaceví.

Table 26-1 El Cubo 2017 Exploration Budget

Project Area	2017 Program
	Meters	Budget US $
El Cubo	6,000	900,000
Total	6,000	900,000

26.2	Geology, Block Modeling, Mineral Resources and Reserves

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. Considerable progress has been completed via this process with 22 of the 37 veins now converted into 3D block models. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material

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into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

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El Cubo Project	References

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